July 17, 2008

Jeffrey P. Berg jberg@bakerlaw.com

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-0404
Attn: Russell Mancuso, Legal Branch Chief

Re: Searchlight Minerals Corp.
Registration Statement on Form S-1/A
(File No. 333-132929)
Dear Mr. Mancuso:

On behalf of Searchlight Minerals Corp. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated July 17, 2007 (the “comment letter”) relating to the above-referenced Registration Statement on Form SB-2 (File No. 333-132929) which was filed on June 15, 2007. The Company also has responded to the comment letter by the filing of the Pre-Effective Amendment No. 4 to the Registration Statement on Form S-1/A (the “Amended Registration Statement”) with the Commission. The Amended Registration Statement has been filed electronically pursuant to EDGAR, and we will provide you with an additional copy, marked to show all changes.

The following responses correspond to the numbered paragraphs in your comment letter. The responses and undertakings contained in this letter are the positions of the Company, except as reflected in the response to your Comment 5 regarding the opinion of this firm included as Exhibit 5.1 to the Amended Registration Statement. For your convenience, we have set forth each comment in bold typeface and included the Company’s response below the relevant comment:

Summary, page 4

1.	Please highlight the length of time that you and previous owners of the sites have been testing the sites, whether through third parties or otherwise.

In response to your comments, the Company has revised the Registration Statement at page 1 in the section entitled “Summary - Our Company,” in accordance with your comments.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 17, 2008

Risk Factors, page 6

2.
Given the status of your properties, it would be appropriate to include risk factors that address the risks associated with estimates based only on a pre-feasibility study. Please address the risks associated with the following points:

•	The limited amount of drilling completed to date.

•	The process testing is limited to small pilot plants and bench scale testing.

•	The difficulty obtaining expected metallurgical recoveries when scaling up to production scale from pilot plant scale.

•	The preliminary nature of the mine plans and processing concepts.

•	The resulting preliminary operating and capital cost estimates.

•	Metallurgical flow sheets and recoveries are in development.

•	The history of pre-feasibility studies typically underestimating capital and operating costs.

Also, please note it is the staff’s position that prior to declaring reserves, the company should have obtained a “final” or “bankable” feasibility study, and employed the historic three-year average price for the economic analysis. In addition, the company should have submitted all necessary permits and authorizations, including environmental, to governmental authorities.

In response to your comments, the Company has revised the Registration Statement by adding new risk factors at pages 5-6 in the section entitled “Risk Factors,” in accordance with your comments.

Selling Security Holders, page 11

3.	Please tell us whether any of the selling security holders are broker-dealers or affiliates of broker-dealers.

The Company has identified in the prospectus the selling stockholders who have represented to us that they are affiliated with one or more registered broker-dealers, as requested pursuant to your comment. In addition, the Company has identified, as underwriters, in the prospectus the selling stockholders who have represented to us that they are registered broker-dealers, as requested pursuant to your comment. Please note the revised sections entitled "Plan of Distribution" and "Selling Stockholders" at pages 15-21.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 17, 2008

4.	Please disclose in this section the cash and any other consideration paid to your placement agents who are selling security holders.

In response to your comments, the Company has revised the Registration Statement in the section entitled “Plan of Distribution” at pages 20-21 in accordance with your comments.

Directors, Executive Officers…page 20

5.
We note your response to prior comment 15 and reissue it. Absent information as to annual revenues or similar indication it remains unclear what operations, if any, were conducted by CSA. Also, please provide a clear description of the business model referred to as “does not have any employees but relies on third party consultants for the provision of services.” Provide similar disclosure regarding the business of Nanominerals Corp.

In response to your comments, the Company has revised the Registration Statement at page 61 in the biography of Carl Ager in accordance with your comments.

6.	Please tell us when you submitted proxy material to your shareholders for them to consider creating a classified board.

The provision for election of a classified board of directors are included in the company’s bylaws. Under Nevada law and the company’s bylaws, a bylaw provision may be amended by vote of the Company’s board of directors.

7.
We note certain of your directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other junior mining companies. Please advise us as to the following:

•
The full extent of the relationship of the Company, and its directors, executive officers and other members of management, with these other entities, including the percentage of ownership held by each in the other entity;

•	Whether these other entities are engaged in the same line of business in the same geographical areas as the Company;

•
The measure(s) that you have instituted to prevent officer and director conflicts of interest other than self-policing, such as whether independent directors or shareholders are required to approve any related party transactions or you have executed non-competition agreements with these officers/directors;

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 17, 2008

•	The transactions you have consummated with these entities, including the material terms thereof; and

•	State whether the terms of any transactions with these entities are fair to the Company and its disinterested shareholders.

Revise your disclosure in each appropriate section to discuss each of the above matters in appropriate detail. Also, please add a risk factor regarding the potential conflicts of interest of the officers and directors that details the information you describe and the material risks associated with such a situation. We may issue further comments.

In response to your comments, the Company has revised the Registration Statement in the sections entitled “Management” at pages 61-62, “Certain Relationships and Related Transactions” at pages 69-72 and “Risk Factors” at page 10 in accordance with your comments.

Security Ownership…page 24

8.
From your response to prior comment 17, it remains unclear why you do not include in the beneficial ownership of Messrs. McNeil and Ager the shares held in the name of Nanominerals. Therefore, we reissue the comment.

In response to your comments, the Company has revised the Registration Statement in the section entitled “Security Ownership of Certain Beneficial Owners and Management” at pages 72-73 in accordance with your comments.

Organization Within the Last Five Years, page 27

9.
We note your response to prior comment 43. If you are unable to determine the reasons for Mr. Harlingten’s transfer of 47,700,000 as part of your restructuring or the consideration received, please comply with Rule 409. Given your relationship with Mr. Matheson, it is unclear why you cannot obtain the information required to provide complete disclosure regarding the reorganization. See Rule 409(b).

In response to your comments, the Company has revised the Registration Statement in the section entitled “Certain Relationships and Related Transactions” at page 68 in accordance with your comments.

Clarkdale Slag Project, page 29

10.	We recommend that a brief description of the QA/QC protocols be provided to inform readers regarding sample preparation, controls, custody.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 17, 2008

The Company has set forth a detailed description, in the section entitled “Business-Clarkdale Slag Project,” at pages 42-52 of the Registration Statement, of testing by independent consultants and the results of those tests. Within that description is a detailed discussion of the drilling, sampling and testing process, including the use of chain custody based sampling and testing programs by the various consultants.

11.	Please clarify what you mean by a “unit (module) of production.”

In response to your comments, the Company has revised the Registration Statement to give a more detailed description of the “module” in the “Executive Overview” section of the “Management’s Discussion and Analysis” section at pages 25-26 and the section entitled “Business-Clarkdale Slag Project” at pages 43-44 in accordance with your comments.

Acquisition of Clarkdale Slag Project, page 32

12.
Please clarify the paragraph numbered (v) on page 33. Given the $500,000 cap and the fact that you must pay $500,000 annually, it appears that you are obligated to pay $500,000 each year. If so, please say so directly without recitation of complex contract terms that do not appear to change the obligation.

In response to your comments, the Company has revised the Registration Statement in the section entitled “Business-Reorganization with Transylvania International Inc.” at page 42 in accordance with your comments.

13.	Please clearly explain the operation of the “priority distribution of cash flow” mentioned on the paragraph numbered (vi) on page 33. Also tell us which section of which exhibit governs this payment.

In response to your comments, the Company has revised the Registration Statement in the section entitled “Business-Reorganization with Transylvania International Inc.” at page 42 in accordance with your comments. The Company believes that the reference to “priority distribution” no longer is of relevance because the concept regarding distributions related to distributions from joint venture under the Joint Venture Agreement with Verde River which has been terminated following the reorganization with Transylvania International. Instead, the only relevant provision relates to the payment of the $3,500,000 from “net cash flow,” which is set forth in the letter agreements between the Company and Verde River. Please also see response to Comment 61 below.

Clarkdale Slag Pile, page 35

14.
Refer to the last paragraph of this section. Please clarify when the advances occurred. Likewise, please revise the disclosure in the first paragraph under “Metallurgy” on page 43 to clarify when the “years” of research occurred and whether you conducted the research.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 17, 2008

In response to your comments, the Company has revised the Registration Statement in the section entitled “Business-Clarkdale Slag Project,” at pages 42-52 in accordance with your comments.

Current Status, page 36

15.
Please revise to describe the agreements you have entered into to pursue the current plan of operation to complete the materials study, pilot testing, and construction of the first “unit.” File these agreements as exhibits, or tell us which filed exhibits embody the agreements.

In response to your comments, the Company has revised the Registration Statement to describe the relationships with its various consultants in the section entitled “Business-Clarkdale Slag Project,” at pages 42-52 in accordance with your comments. In addition, the Company has filed the related agreements as exhibits to the registration statement (see Exhibits 10.49-10.51).

Acquisition of Searchlight Claims, page 42

16.	Please expand this section and your related-party transactions section, as appropriate, to disclose:

•	The duration of the option;

•	The schedule on which you are required to issue the balance of the shares to the claim owners; and

•	The total amount you are obligated to reimburse Mr. Matheson and his related companies, in addition to the $85,000 you mention in the first paragraph.

In response to your comments, the Company has revised the Registration Statement in the section entitled “Business-Acquisition of Searchlight Gold Project Claims” at page 40 and “Certain Relationships and Related Transactions-Transactions with Searchlight Claim Owners and Affiliates of K. Ian Matheson” at pages 69-70 in accordance with your comments.

Plan of Operation, page 47

17.
We note that in response to prior comment 39 you deleted the references from the first paragraph regarding cash payments and minimum expenditures. Please tell us with specificity where you have now disclosed these obligations with the level of specificity requested in prior comment 39.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 17, 2008

The Company has deleted the reference at the head of the “Management’s Discussion and Analysis” section and has described the remaining obligations under the Transylvania International agreement in the section entitled “Business-Reorganization with Transylvania International Inc.” at page 42 in accordance with your comments. Also, as noted in the section “Certain Relationships and Related Transactions-Transactions with Searchlight Claim Owners and Affiliates of K. Ian Matheson,” at page 70, the Company has completed its payment obligations to the holders of the Searchlight Claims. Further, the Company has set forth as described a specific one year budget at page 27 of the Registration Statement in the section entitled “Anticipated Cash Requirements.”

Certain Relationships, page 53

18.	Please provide the disclosure required by Regulation S-B Item 404(c)(1)(ii).

In response to your comments, the Company has revised the Registration Statement in the section entitled “Certain Relationships and Related Transactions - Transactions with Nanominerals Corp. and Affiliates” at pages 70-71 in accordance with your comments.

19.	Please tell us why you have deleted the disclosure regarding Dr. Charles Ager’s report. See instruction 9 to Regulation S-B Item 404(a).

The Company believes that the initial report from Dr. Ager has been superseded in materiality by the subsequent reports and findings of its independent consultants that are described in the section entitled “Business-Clarkdale Slag Project,” at pages 42-52.

20.
In the fifth paragraph on page 54 please clarify whether additional shares or other consideration may be issued in connection with the acquisition of claims. Disclose the timetable for payment of the additional shares.

All of the 5,600,000 shares required to be issued to the Searchlight Claim Owners have been issued as of June 30, 2008. In response to your comments, the Company has revised the Registration Statement in the section entitled “Business-Acquisition of Searchlight Gold Project Claims” at page 40 and the section entitled “Certain Relationships and Related Transactions-Transactions with Searchlight Claim Owners and Affiliates of K. Ian Matheson” at pages 69-70 in accordance with your comments.

21.	The penultimate sentence of the fifth paragraph on page 54 appears to be incomplete. Please clarify.

In response to your comments, the Company has revised the Registration Statement in the section entitled “Certain Relationships and Related Transactions - Transactions with Nanominerals Corp. and Affiliates” at pages 70-71 in accordance with your comments. In addition, the Company has added clarifying footnotes regarding Geotech and Geosearch in the section entitled “Security Ownership of Certain Beneficial Owners and Management” at pages 72-73.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 17, 2008

22.
We note your response to prior comment 42. When you use the term “dated for reference” please clarify when you actually entered into the agreement, rather than just the date you chose to include in the document for reference.

In response to your comments, the Company has revised the Registration Statement and deleted the term “dated for reference” with respect to the Nanominerals and Transylvania International agreements in the Registration Statement in accordance with your comments.

23.	Please update your disclosure throughout this section. For example, we note that the disclosure in the last paragraph on page 55 is not updated beyond December 31, 2006.

In response to your comments, the Company has revised the Registration Statement in the section entitled “Certain Relationships and Related Transactions” at pages 69-72 to update all related party transactions in accordance with your comments.

Nanominerals Corp., page 55

24.	If you and your affiliates are Nanominerals’ principal or sole client, please disclose that fact.

The Company has been advised by Nanominerals that the Company is not the principal or sole client of Nanominerals.

25.	Please disclose the reasons for each amendment to the assignment agreement.

The first amendment to the Nanominerals agreement is not material for disclosure purposes. The second amendment includes a discussion of the meaning of the term “net smelter returns,” which is discussed in the context of a discussion of the integrated agreement in the section entitled “Acquisition of Clarkdale Slag Project-Assignment Agreement with Nanominerals” and “Reorganization with Transylvania Inc.” at pages 41-42 of the Registration Statement in accordance with your comments. At this point, the Company does not believe that it is useful to the reader to describe the integrated agreement rather than to give a chronological history of the amendments.

26.	Please disclose the amount of the “certain payments” mentioned in the second paragraph.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 17, 2008

In response to your comments, the Company has revised the Registration Statement in the section entitled “Certain Relationships and Related Transactions - Transactions with Nanominerals Corp. and Affiliates” at pages 70-71 in accordance with your comments.

27.	Please tell us why you have not disclosed the 2005 payments for activities mentioned in the last paragraph of this section.

In response to your comments, the Company has revised the Registration Statement in the section entitled “Certain Relationships and Related Transactions - Transactions with Nanominerals Corp. and Affiliates” at pages 70-71 in order to include reimbursements made in 2005 to Nanominerals in accordance with your comments.

Market for Common Equity, page 56

28.	It remains unclear whether the prices for the second and third quarters of 2005 have been adjusted for the subsequent two for one split. Please clarify.

In response to your comments, the Company confirms that the Registration Statement in the section entitled “Price Range of Common Stock” at page 22 in accordance with your comments, reflects that all reference to number of shares in the prospectus have been adjusted to reflect the stock split.

Summary Compensation Table, page 57

29.	Please reconcile the information in the table with the disclosure regarding the agreements with your executives on pages 54 and 59.

In response to your comments, the compensation information included in the table on pages 65-66 reflects actual compensation for the periods presented. The narrative discloses the employment contract terms and discloses the dates for changes in compensation amounts.

Director Compensation, page 58

30.	Please clarify the reasons for the difference between the $28,000 reported for Mr. Matheson in this table and the $24,500 disclosed on page 54.

The correct amount in the prior table for 2006 director compensation for Mr. Matheson should have been $24,500. In response to your comments, the Company has revised the Registration Statement in the section entitled “Certain Relationships and Related Transactions-Transactions with Searchlight Claim Owners and Affiliates of K. Ian Matheson” at page 70.

31.	Please disclose the nature of the “services relating to the Clarkdale Slag Project acquisition” mentioned in footnote 3.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 17, 2008

In response to your comments, the Company has revised the Registration Statement in the section entitled “Director Compensation” at page 68 in accordance with your comments.

32.	Please tell us how the table represents the $1,000 payments mentioned at the top of page 59.

In response to your comments, the Company has revised the Registration Statement in the section entitled “Director Compensation” at page 68 in accordance with your comments.

Financial Statements, page 60

33.
Please revise to include financial statements of Transylvania International, Inc. and pro forma financial statements reflecting the acquisition of Transylvania International, Inc. in the registration statement. Refer to Item 310 of Regulation S-B.

The pro forma results of operations reflecting the acquisition of Transylvania International have been included in note 18 of the financial statements filed with the Registration Statement. The balance sheet effect has been included in the historical 2007 balance sheet with acquisition information presented in the notes to the 2007 financial statements (see note 3 to the financial statements) outlining the details of the acquisition.

Audited financial statements of Transylvania International, Inc. (the target company) for 2005 and 2006 have been included in this Registration Statement.

Financial Statements for the year ended December 31, 2006

34.	Please update the financial statements, as necessary, as required by Item 310 of Regulation S-B.

In response to your comments, the Company has updated the financial statements filed with the Registration Statement.

Report of Independent Registered Public Accounting Firm

35.
We see that the report of Kyle L. Tingle dated April 10, 2006 covers the period January 14, 2000 (inception) through December 31, 2005. However, we do not see that the period from January 14, 2000 (inception) through December 31, 2006 has been audited. Please advise.

Updated auditor reports and consents have been included in the Registration Statement to cover the periods presented.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 17, 2008

Balance Sheet, page F-3

36.	Please change the reference of accumulated deficit during development stage to accumulated deficit during exploration stage.

In response to your comments, the Company has changed the description in financial statements filed with the Registration Statement.

Statement of Cash Flows, page F-8

37.
Please tell us how your measurement of the effect of changes in exchange rates on cash balances is consistent with paragraph 25 and Example 2 of Appendix C to SFAS 95. In that regard, also tell us why the effect of foreign currency exchange rate on cash is the same as your foreign currency translation adjustment on the statement of stockholder’s equity.

In response to your comments, the financial statements included with the Registration Statement have been updated to reflect the effect of the exchange rate on related expense item. Further, in reference to Comment 38, the effect on the related expense item has been restated to be reported as discontinued operations.

Note 1. Description of Business, History and Summary of Significant Policies, page F-9 History

38.
Refer to prior comment 49 in our letter dated November 27, 2006. It appears that the former biotech business was a component of the entity since that was your only operation prior to reorganizing into a mineral exploration company. It is unclear how paragraph 10 of SFAS 131 applies or how only having one activity impacts the analysis. Please revise to report the biotech research and development company as a discontinued operation.

In response to your comments, the financial statements included with the Registration Statement have been updated to reflect the effect of the exchange rate on related expense item. Further, the effect on the related expense item has been restated to be reported as discontinued operations.

Note 3. Mining Claims, page F-15

39.
We note your response to prior comment 50 in our letter dated November 27, 2006. Regarding the acquisition of mining concessions in Searchlight, Nevada, we still do not understand the basis for valuing the cost of the acquisition based on $2,000 per claim (an agreed upon price). We note that your stock appears to have been thinly traded at the time of the acquisition and that paragraph 6 of SFAS 141 states that measurement should be based on the fair value of the consideration given or the fair value of the asset acquired, whichever is more clearly evident and, thus, more reliably measurable. However, we do not see how an agreed upon price between the buyer and seller is an objective determination of the fair value of the asset acquired. We reference paragraph 23 of SFAS 141 which states that both the net assets received, including goodwill, and the extent of any adjustment of the quoted market price of the shares issued shall be weighed to determine the amount to be recorded. All aspects of the acquisition, including the negotiations, shall be studied, and independent appraisals may be used as an aid in determining the fair value of securities issued. Please provide evidence that the agreed upon value of the mining concessions is the fair value and support how this was recorded in accordance with the accounting literature or revise to record the purchase price based upon a more objective measure of fair value of the consideration given or the fair value of the asset acquired, whichever is more clearly evident and reliably measureable. Please revise disclosures to clarify your accounting treatment.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 17, 2008

In response to your comments, the Company has performed additional research on the accounting treatment of this transaction and determined that the acquisition of the mining claims represents an acquisition of tangible assets in accordance with EITF 04-02: Whether Mineral Rights Are Tangible or Intangible Assets and should be accounted for in accordance with EITF 98-03: Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business and the related deferred income tax effect in accordance with guidance outlined in EITF 98-11: Accounting for Acquired Temporary Differences in Certain Purchase Transactions That Are Not Accounted for as Business Combinations. The Company has restated its financial statements for 2005 and 2006 to reflect this treatment and recorded the 2007 claim acquisition payments in accordance with this treatment. The Company also determined that the quoted market price of the shares at the time of the transaction issued for consideration in the transaction was the most objective measure of fair value.

40.
Regarding your response to prior comment 51, please tell us the basis for the internal evaluation of future cash flows in your impairment analysis. Tell us why you believe, based on the current status of the Searchlight, Nevada claims, and based on the fact that you have not determined the economic feasibility of the project, that the amount recorded as an asset is recoverable. Please provide us with your impairment analysis under the provisions of SFAS 144.

In response to your comments, the Company has made its determination based on the following analysis:

At the acquisition date of the Company’s mineral assets, and at the date of each reporting period, there were no events or changes in circumstances that would suggest that an impairment of amounts initially capitalized under EITF 04-02 should be recognized. Irrespective of whether exploration activities have advanced sufficiently to quantify Value Beyond Proven and Probable Reserves (“VBPP”), the Company is required under EITF 04-02 and FAS 144 to recognize these tangible assets on its balance sheet based on the fair value of the relevant purchase consideration, until such time that a change in circumstances occurs indicating the need for an impairment review.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 17, 2008

EITF 04-02 indicates that these mineral rights are tangible assets and should be capitalized as a separate component of property, plant and equipment. EITF 04-3 Mining Assets - Impairment and Business Combinations indicates that VBPP should be considered to the extent that a market participant would include VBPP in determining the fair value of the assets. Although as of the dates of acquisition of these individual rights, exploration activities had not sufficiently advanced to quantify specific amounts, the Company’s business decision to acquire the assets was based on the indication of VBPP.

In reaching this conclusion, the Company considered the following examples of changes in circumstances, as outlined in paragraph 8 of FAS 144 that would indicate the need for an impairment review:

a. A significant decrease in the market price of a long-lived asset (asset group);

b. A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition;

c. A significant adverse change in legal factors or in the business climate that could effect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator;

d. An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group);

e. A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group); or

f. A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

The mining assets acquired were “Long-Lived Assets,” as contemplated by FAS 144 and only subject to FAS 144’s impairment considerations whenever events or changes in circumstances indicated that their carrying amount might not be recoverable.

41.
We reference your response to prior comment 52. We see that you issued 1.4 million shares of common stock during 2006 related to the continuing obligation for the purchase of the mining concessions and that those shares were recorded at $0.001 per share. Please tell us the basis for your accounting for these additional shares under SFAS 141, including how you determined the values assigned to these shares. If the issuance of these shares is a form of licensing or leasing arrangement, tell us why you should not expense the fair value of the shares issued over the period of use.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 17, 2008

The Company refers to its response to your Comment 39 and has treated the 2005, 2006 and 2007 share issuances in consideration for the Searchlight Claims acquisition consistently with that analysis.

Note 7. Stockholder’s Equity, page F-17

42.
We reference the disclosure on page F-18 that 35,000,000 shares were returned to the company and cancelled in February 2005. Please reconcile that disclosure with the presentation on the Statement of Stockholder’s Equity, which states that 70,000,000 shares were cancelled and returned.

In response to your comments, the Company has revised the financial statement footnotes to reflect the split-adjusted share quantity as 70,000,000.

Note 8. Option Plan, page F-19

43.
We see the significant number of “cancelled” options during fiscal year 1005. Tell us whether you granted any options to the employees whose options were “cancelled.” If so, tell us how you considered the requirements of FIN 44 and whether re-pricing accounting is required.

The “cancelled” options were issued prior to December 31, 2004 and no further options were granted to those optionees as they were no longer associated with the Company.

44.	Please tell us your accounting treatment for the 12 million warrants exercisable at $.375 per share issued in connection with the Nanominerals assignment agreement.

In response to your comments, the Company performed additional research on the accounting treatment related to this transaction and restated the 2005 transaction to reflect the valuation of the warrants issued. The Company applied valuation techniques consistent with our other share based payments and has included updated disclosure in notes 1, 3 and 9 to the financial statements in the Registration Statement.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 17, 2008

Note 12. Concentration of Activity, page F-24

45.
We note that you purchased services from a related party in the amount of $495,000 during the year ended December 31, 2006. Please tell us why the amount should not be separately stated on the face of the statement of operations in accordance with Rule 4-08(k) of Regulation S-X.

In response to your comments, the Company has updated the financial statements included in the Registration Statement to reflect the breakout of the services purchased from a related party.

Consolidated Financial Statements for the three months ended March 31, 2007 Note 2. Fixed Assets, page F-14

46.
We see that you have a recorded an income property asset and have recognized rental income during the three months ended March 31, 2007. Please revise to disclose the nature of the income property and the terms of the rental agreement.

In response to your comments, the Company has included disclosure related to rental income and rental agreement terms in Footnote 10 to the financial statements included in the Registration Statement.

Note 3. Merger with Transylvania International, Inc., page F-15

47.	Please tell us whether Transylvania International was an affiliate or related party and whether there was any common stock ownership prior to the merger.

In response to your comments, Transylvania International was not an affiliate or related party and the Company held no equity interest in Transylvania International prior to the merger.

48.
We reference your statement that the assignment agreement with Nanominerals as discussed in Note 4 to your financial statements for the year ended December 31, 2006 was superseded by the merger with Transylvania International. Please tell us whether you are still required to comply with the conditions listed on page F-16 and, if so, how you are accounting for those payments and conditions.

In response to your comments, the Company has updated the financial statements to more clearly reflect the terms of the transaction. The terms of the joint venture option no longer were applicable based on the termination of the joint venture and were replaced with the terms of the merger which are disclosed in the financial statements at Notes 1, 3, 6,15 and 16.

49.
Please revise to disclose how you are accounting for the 2.5% royalty and the $500,000 annual advance royalty payment due to VRIC in connection with the acquisition. We reference paragraph 28 of SFAS 141 which describes the accounting treatment for contingent consideration based on future period earning levels.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 17, 2008

In response to your comments, the Company has updated the financial statements to more clearly reflect the terms of the transaction. The terms of the joint venture option no longer were applicable based on the termination of the joint venture and were replaced with the terms of the merger which are disclosed in the financial statements at Notes 1, 3, 6, 15 and 16.

50.	As a related matter, please disclose how you are accounting for the $3,500,000 priority distribution of cash flow and tell us the basis for your accounting treatment.

In response to your comments, the Company has updated the financial statements to more clearly reflect the terms of the transaction. The terms of the joint venture option no longer were applicable based on the termination of the joint venture and were replaced with the terms of the merger which are disclosed in the financial statements at Notes 1, 3, 6, 15 and 16.

51.
Please revise to provide the disclosures required by paragraph 58 of SFAS 141. For example, we do not see where you have disclosed the primary reasons for the acquisition, the period for which the results of operations of the acquired entity are included in the income statement, and the basis for determining the value assigned to the shares issued as consideration.

In response to your comments, the Company has updated the financial statements to include the primary reasons for the acquisition as outlined in Note 3 to the financial statements.

52.
Please revise to clarify the nature, valuation and basis for your accounting for each of the non-cash amounts included in your purchase price allocation, including the common stock issued, monthly payments and the deferred income tax liability.

In response to your comments, the Company has updated the financial statements to include the components of the purchase price acquisition for the acquisition as outlined in Notes 3, 7 and 16 to the financial statements.

53.
Please revise to clarify how the value allocated to the Clarkdale slag project of $111 million was determined. The basis for the statement that the project was valued based on “the overall consideration given” is not clear. Please tell us how you complied with the requirements of paragraph 6 of SFAS 141 which states that measurement should be based on the fair value of the consideration given or the fair value of the asset acquired, whichever is more clearly evident and, thus, more reliably measurable. We also reference paragraph 37(f) of SFAS 141 which states that land, natural resources should be recorded at the appraised values. In addition, tell us how your accounting complies with EITF 04-03 and how you considered the fact that the economic feasibility of the project has not been determined as indicated on page 47. Clarify how you determined “economic value,” which considers the estimated costs of the slag project. Additionally, please tell us the nature of the asset recorded as “Clarkdale slag project.”

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 17, 2008

In response to your comments, the Company has performed additional research on the accounting treatment of this transaction and determined the acquisition of the mining claims represents an acquisition of tangible assets in accordance with EITF 04-02 and should be accounted for in accordance with EITF 98-03, and the related deferred income tax effect in accordance with guidance outlined in EITF 98-11.

The Company has restated the financial statements for the warrants issued in connection with the Clarkdale Slag acquisition and recorded the 2007 acquisition transaction in accordance with research supported by EITF 98-03 and EITF 98-11. The Company also restated its financial statements to remove from the acquisition accounting treatment any future payments that meet the definition of contingent payments, as defined in SFAS 141 and further clarified by SEC guidance on accounting for contingent payments.

The Company has attached a copy of the appraisal to this letter as supplemental information, and has obtained the necessary consent of the named expert, which is attached to the Registration Statement as Exhibit 23.9.

In response to your comments related to economic feasibility of the Clarkdale Slag project, the Company refers to its response to Comment 54.

54.	Tell us how you have assessed the possible impairment of the Clarkdale slag project in accordance with the requirements of SFAS 144. Tell us how you considered EITF 04-03 in your analysis.

In response to your comments, the Company has made its determination based on the following analysis:

At the acquisition date of the Company’s mineral assets, and at the date of each reporting period, there were no events or changes in circumstances that would suggest that an impairment of amounts initially capitalized under EITF 04-02 should be recognized. Regardless of whether exploration activities have advanced sufficiently to quantify VBPP, the Company is required under EITF 04-02 and FAS 144 to recognize these tangible assets on its balance sheet based on the fair value of the relevant purchase consideration, until such time that a change in circumstances occurs indicating the need for an impairment review.

EITF 04-02 indicates that these mineral rights are tangible assets and should be capitalized as a separate component of property, plant, and equipment. EITF 04-03 indicates that VBPP should be considered to the extent that a market participant would include VBPP in determining the fair value of the assets. Although as of the dates of acquisition of these individual rights, exploration activities had not sufficiently advanced to quantify specific amounts. The Company’s business decision to acquire the assets was based on the existence of VBPP.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 17, 2008

In reaching this conclusion, the Company considered the following examples of changes in circumstances, as outlined in paragraph 8 of FAS 144 that would indicate the need for an impairment review:

a. A significant decrease in the market price of a long-lived asset (asset group);

b. A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition;

c. A significant adverse change in legal factors or in the business climate that could effect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator;

d. An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group);

e. A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group); or

f. A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

The mining assets acquired were “Long-Lived Assets,” as contemplated by FAS 144 and only subject to FAS 144’s impairment considerations whenever events or changes in circumstances indicated that their carrying amount might not be recoverable.

55.	Please revise to disclose the amortization period for the Clarkdale slag project assets that were recorded in the acquisition.

The assets acquired are not of an amortizable nature. The assets consist of the slag material, bare land underneath the slag pile, vacant land and the income property buildings. The mineral asset will be depleted over the production life based on units of production. The income property buildings will be subject to depreciation over 39 years.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 17, 2008

56.	Please tell us the accounting basis for the reclassification of the $690,000 joint venture asset that was previously capitalized to the Clarkdale slag project asset.

The consideration for the option to enter into the joint venture was paid in cash in the amount of $690,000 and is part of the overall cost to the Company to acquire the Clarkdale Slag project.

57.
We note the disclosure on page F-16 that the real property assets were based on fair market values determined using an independent real estate appraisal firm. While management may elect to take full responsibility for valuing the equity instruments, if you choose to continue to refer to the expert in any capacity, please revise the filing to name the independent valuation expert and include its consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-B.

The Company has attached a copy of the appraisal to this letter as supplemental information, and has obtained the necessary consent of the named expert, which is attached to the Registration Statement as Exhibit 23.9.

Recent Sales, page 63

58.	Please reconcile the information in paragraph 8 on page 50 with the information on page F-19.

In response to your comments, the Company has revised the Registration Statement to correct the warrant amount to 612,500 as reflected in the financial statements.

Exhibits, page 67

59.
We note your response to prior comment 60; however, exhibits required to be filed by Regulation S-B Item 601 must be included in your filing. Please provide us your analysis regarding why the documents are not required as exhibits.

As noted in the prior correspondence of June 13, 2007, the Company has filed the relevant warrants as exhibits to the Registration Statement under Item 4. Also, the Company has filed as exhibits the Searchlight option agreements, the Transylvania International agreements, the Nanominerals agreements and the various employment agreements. However, at this point, the Company does not believe that the subscription agreements for the various private placements are material contracts or add beneficial disclosure in light of the disclosure of the terms of the private placements in the Registration Statement.

60.	Please ensure that your exhibit index accurately identifies the location of exhibits. For example, your reference to footnote 18 for exhibit 10.26 appears to be incorrect.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 17, 2008

In response to your comments, the Company has revised the Registration Statement in the exhibit table in Part II of the Registration Statement at pages II-6-9 in accordance with your comments.

Form 8-K dated February 15, 2007

Pro Forma Financial Statements of Searchlight Minerals Corp. as of December 31, 2006 and for the year ended December 31, 2006

61.	Please revise to disclose the following, as required by Article 11 of Regulation S-X:

•	Provide a schedule showing the calculation of purchase price, including how you determined the value assigned to non-cash consideration with reference to the GAAP literature you relied on;

•	Disclose any contingent consideration, why the amounts have not been recorded in the calculation of total purchase price, and the potential impact of contingent consideration on future earnings;

•	Clarify how you determined the purchase price allocation and the basis for the significant amounts allocated to the Clarkdale slag project;

•	Disclose the nature of the monthly payments included in the purchase price and how these amounts were determined;

•	Disclose the nature of the $33 million deferred income tax liability, how this amount was determined and why this is part of the purchase price;

•	Clarify your accounting for the $3.5 million “priority distribution”;

•	Disclose the expected useful lives or amortization periods of significant assets acquired in the business combination;

•	Disclose the nature and accounting for the liabilities incurred in the purchase transaction Note H;

•	Disclose how the fair value of the assets acquired was determined in Note F;

•	Please tell us why where are no pro forma adjustments in the pro forma statement of operations.

In response to your comments, the Company performed additional review of authoritative guidance on the accounting treatment of this transaction and determined that the acquisition of the mining claims represents an acquisition of tangible assets in accordance with EITF 04-02 and should be accounted for in accordance with EITF 98-03, and the related deferred income tax effect in accordance with guidance outlined in EITF 98-11.

The Company has restated the financial statements for the warrants issued in connection with the Clarkdale Slag acquisition and recorded the 2007 acquisition transaction in accordance with research supported by EITF 98-03 and EITF 98-11. The Company also has restated the financial statements to remove from the acquisition accounting any future payments that meet the definition of contingent payments, as defined in SFAS 141, and further clarified by SEC guidance on accounting for contingent payments.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 17, 2008

In connection with the Company’s response to your comment letter, the Company acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Registration Statement;

2. The staff’s comments or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

3. The Company may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses fully address your inquiries. Please contact us if you have any further questions at the address and phone number in our letterhead.

Very truly yours, /s/ Jeffrey P. Berg Jeffrey P. Berg of BAKER & HOSTETLER LLP

CC:	CARL S. AGER
KRISTIN LOCHHEAD
ALAN MORRIS
IAN MCNEIL
MELVIN WILLIAMS

RESTRICTED APPRAISAL

OF

A COMMERCIAL PROPERTY
(Transylvania Parcel L)

LOCATED AT:

919-921 North Main Street
Clarkdale, Yavapai County, Arizona

PREPARED FOR:

Searchlight Minerals Corporation
2441 W. Horizon Ridge Parkway, #120
Henderson, NV 89052

DATE OF APPRAISAL:
August 4, 2007

DATE OF VALUATION:
January 18, 2007

APPRAISER:

Scott W. Lindsay
P.O. Box 456
Dewey, AZ 86327

TABLE OF CONTENTS

General Data — Page No.

Letter of Transmittal
Property Maps
Assumptions and Limiting Conditions
Executive Summary
Purpose of the Appraisal 1
Scope of Work for the Appraisal 1
Definitions 3
Exposure/Marketing Time 4
Legal Description 4
Chain of Title/Owner Contact 5
State And County Information 5
Area Description 8
Property Description 9
Zoning 11
Taxes And Assessments 11
Easements And Restrictions 11
Special Assessments 12
Signs 12
Highest And Best Use 12

Valuation

Valuation Process 15
Valuation, Market Approach, as Improved 16
Final Conclusions 34
Certification

Appendix

Subject Photographs
Zoning Code - CB Zoning District
Qualifications of the Appraiser

SCOTT W. LINDSAY

Arizona Certified General Real Estate Appraiser No. 30292

August 4, 2007

Searchlight Minerals Corporation
2441 W. Horizon Ridge Parkway, #120
Henderson, NV 89052
Attn: Mr. Melvin L. Williams

Re: Restricted Appraisal of a commercial property located at 919-921 North Main Street, Clarkdale, Yavapai County, Arizona
Property ID: Transylvania Parcel L

Dear Mr. Williams:

Pursuant to your request, I have personally examined the property described elsewhere in this appraisal report, which comprises a commercial building and site located at 919-921 North Main Street, Clarkdale, Yavapai County, Arizona. The property is being appraised in the as is condition, including the site and existing structural/site improvements, as of the noted date of valuation, January 18, 2007, assuming a typical marketing time of six to twelve months.

I have considered pertinent data affecting the valuation, including (1) general and specific location, (2) property size, (3) the highest and best use of the property (4) type and extent of area development, and (5) transactions involving comparable properties.

As a result of my investigation and study, I am of the opinion that the *Market Value* of the Fee Simple Interest in the subject property "as is", in cash or terms equivalent to cash and with an exposure time of approximately six to twelve months, as of the date of valuation, January 18, 2007, is a range from:

TWO HUNDRED NINETY FIVE THOUSAND SEVEN HUNDRED DOLLARS
($295,700.00)

TO

THREE HUNDRED TWENTY THREE THOUSAND EIGHT HUNDRED DOLLARS
($323,800.00)

This report is the result of an appraisal assignment accepted by *Scott W. Lindsay* to determine the estimated market value of the subject property in its "as is" condition. The "as is"

P.O. Box 456 ♦ Dewey, Arizona 86327 ♦ (928) 533-9078 ♦ Fax: (602) 265-7310

Scott W. Lindsay

August 4, 2006
Page 2

condition takes into consideration the existing site and improvements as outlined in this appraisal report. The purpose of this report is to assist the client in internal purposes relating to the property. **The reliance of this report is restricted to <u>only</u> the client, Searchlight Minerals Corporation, and/or their assigns, and the use of this report by anyone else is strictly unintended.**

This appraisal assignment, after discussion with the client, will involve the valuation of the property by the Market Approach, as Improved approach to value. The appraisal process will not be limited to the extent that the reporting of this assignment would tend to mislead or confuse the client.

As outlined in Standards Rule 2-2 of the Uniform Standards ofProfessional Appraisal Practice, the appraiser may communicate the results of an appraisal in one of three formats: the Self-Contained Appraisal Report, the Summary Appraisal Report, or the Restricted Appraisal Report. The primary difference between each of these options has to do with the level of detail presented to the client. The Restricted Appraisal Report was determined to be most appropriate for this appraisal assignment due to the nature of the property to be appraised, which comprises a tract of land with existing improvements utilized for commercial purposes (limited use) and at the specific request of the client.

The scope of work for this report involves the collection and analysis of sufficient pertinent market data, coupled with appropriate valuation methodology in order to provide an accurate independent appraisal of the ownership interest in the property which is the subject of this report, considering the existing site and improvements. This appraisal report is written in accordance with the guidelines and standards of the Uniform Standards of Professional Appraisal Practice. The communication of this report is written with the intent to comply with the guidelines established for a "Restricted Appraisal Report" in accordance with Standards Rule 2-2 of the Uniform Standards of Professional Appraisal Practice.

Following herein you will find a summary of the data which has been used, in part, in arriving at the value estimated in this report.

Respectfully submitted,

Scott W. Lindsay
Arizona Certified General Real Estate Appraiser No. 30292

SWL:swl
C:\70802.wpd

P.O. Box 456 ♦ Dewey, Arizona 86327 ♦ (928) 533-9078 ♦ Fax: (602) 265-7310

Williams
BILL WILLIAMS MTN EL 9,254 FT
SEE MAP INSET
Flagstaff
Winona
WALNUT CANYON NATL MON
Two Guns
National
Forest
Prescott
Oak Creek Canyon Natural Area
National
Munds Park
Drake
Oak Creek Canyon
Slide Rock St. Pk.
Perkinsville
Paulden
Sedona
Mormon Lake
Nat'l.
TUZIGOOT NAT'L MON
Red Rock State Park
Stoneman Lake
Simmons
Chino Valley
Clark-dale
Dead Horse
JEROME ST HIST PK
SUBJECT
Jerome
Cornville
Happy Jack
MINGUS MTN REC AREA
Cotton-wood
Beaver Creek Rec. Area
Basin Area
Indian Res
MINGUS MTN EL 7,743 FT
Camp Verde Ind. Res.
Montezuma Well
Lake Montezuma
Forest
Rimrock
Cherry
MONTEZUMA CASTLE NAT'L MON
FT. VERDE STATE HIST. PARK
Prescott
Prescott Valley
Dewey
Humboldt
Camp Verde
Long Valley
Clints Well
Wilhoit
Groom Creek
Mayer
Forest
Strawberry
Pine Rec. Area
Pine
Arcosanti
Dugas
Goodwin
Cordes Jct.
Cordes
TONTO NATURAL BRIDGE STATE PARK
Forest
Wagoner
Bumble Bee
Payson
Crown King
Tonto
NORTH PEAK EL 7,449 FT
NEW RIVER MTNS
Constellation
Black Canyon City
Rock Springs
Rye
Gisela
MAZATZAL PK EL 7,894 FT
Castle Hot Springs
Seven Springs
Jake's Corner
HORSESHOE DAM
New River
Tonto Basin
Punkin Center
Cave Creek
Sunflower
Carefree
Rio Verde
Adobe
SEE MAP INSET
Ft. McDowell Indian Res.
THEO ROOSEVELT DAM
Surprise
McDowell
Fountain Hills
STEWART MTN DAM
HORSE MESA DAM
MORMON FLAT
Waddell
El Mirage
Youngtown
Peoria
PHOENIX

LOCATION MAP

400-03-184A
32
89
34
N
MAIN ST
400-03-162
400-03-161
400-03-160
400-03-159
400-03-158
400-19-0015
SUBJECT
400-03-191
TENTH ST
400-03-171
400-03-170
ight ©2007, Yavapai County, AZ - INTERACTIVE

PLAT MAP

MAIN ST
TENTH ST
FIRST SOUTH ST
NINTH ST
SUBJECT
N
Air Photo USA
400-03-159
400-03-160
400-03-161
400-03-162
400-03-163
400-03-164
400-03-191

AERIAL PHOTO

16.0'
Metal Stairs = 24 Risers
20.0'
Storage
320.0 SF
32.0'
Imp #1, Section 2 of 2
6,400.0 SF
2
Imp #1, Section 1 of 2
7,680.0 SF
2
120.0'
100.0'
32.0'
32.0'

BUILDING SKETCH

LIMITING CONDITIONS

In acceptance of this appraisal assignment and the completion of the appraisal report submitted herewith, it has been assumed by these appraisers:

1. LIMIT OF LIABILITY:

The liability of Scott W. Lindsay is limited to the client only and to the fee actually received by Appraiser(s). Further, there is no accountability, obligation, or liability to any third party. If this report is disseminated to anyone other than client, the client shall make such party aware of all limiting conditions and assumptions of the assignment and related discussions. The Appraiser(s) is in no way to be responsible for any costs incurred to discovery or correct any deficiencies of any type present in the property; physically, financially, and/or legally. In the case of limited partnerships or syndication offerings or stock offerings in real estate, client agrees that if a legal action is initiated by any lender, partner, part owner in any form of ownership, tenant, or any other party, the client will hold the Appraiser completely harmless in any such action from any and all awards or settlements of any type, regardless of outcome.

2. COPIES, PUBLICATION, DISTRIBUTION, USE OF REPORT:

Possession of this report or any copy thereof does not carry with it the right of publication, nor may it be used for other than its intended use; the physical report(s) remain the property of the Appraiser for the use of the client, the fee being for the analytical services only.

Except as hereinafter provided, the client may distribute copies of this appraisal report in its entirety to such third parties as he may select; however, selected portions of this appraisal report shall not be given to third parties without the prior written consent of the signatories of this appraisal report. Neither all nor any part of this appraisal report shall be disseminated to the general public by the use of advertising media, public relations, news, sales or other media for public communication without the prior written consent of the appraiser. (See last item in following list for client agreement/consent).

3. CONFIDENTIALITY:

This appraisal is to be used only in its entirety and no part is to be used without the whole report. All conclusions and opinions concerning the analysis as set forth in the report were prepared by the Appraiser(s) whose signature(s) appear on the appraisal report, unless indicated as "Review Appraiser." No change of any item in the report shall be made by anyone other than the Appraiser(s). The Appraiser(s) and firm shall have no responsibility if any such unauthorized change is made.

The Appraiser(s) may not divulge the material (evaluation) contents of the report, analytical findings, or conclusions, or give a copy of the report to anyone other than the client or his designee as specified in writing except as may be required by a court of law or body with the power of subpoena.

4. INFORMATION USED:

No responsibility is assumed for accuracy of information furnished by work of others, the client, his designee, or public records. We are not liable for such information or the work of possible subcontractors. The comparable data relied upon in this report has been confirmed with one or more parties familiar with the transaction or from affidavit or other source thought reasonable; all are considered appropriate for inclusion to the best of our factual judgment and knowledge. An impractical and uneconomic expenditure of time would be required in attempting to furnish unimpeachable verification in all instances, particularly as to engineering and market-related information. It is suggested that the client consider independent verification as a prerequisite to any transaction involving sale, lease or other significant commitment of funds or subject property.

5. TESTIMONY, CONSULTATION, COMPLETION OF CONTRACT FOR APPRAISAL SERVICE:

The contract for appraisal, consultation or analytical service is fulfilled and the total fee is payable upon completion of the report. The Appraiser(s) or those assisting in preparation of the report will not be asked or required to give testimony in court or hearing because of having made the appraisal, in full or in part, nor engage in post appraisal consultation with client or third parties except under separate and special arrangement and at additional fee. If testimony or deposition is required because of any subpoena, the client shall be responsible for any additional time, fees, and charges regardless of issuing party.

6. EXHIBITS:

Any sketches, maps, and photographs in this report are included to assist the reader in visualizing the property and are not necessarily to scale. Site plans are not surveys unless shown from separate surveyor.

7. LEGAL, ENGINEERING, FINANCIAL, STRUCTURAL, OR MECHANICAL COMPONENTS; SOIL QUALITY:

No responsibility is assumed for matters legal in character or nature, nor of any architectural, structural, mechanical, or engineering nature. No opinion is rendered as to the title, which is presumed to be good and merchantable. The property is appraised as if free and clear, unless otherwise stated in the appraisal report.

The legal description is assumed to be correct as used in this report as furnished by the client, his designee, or as derived by the Appraiser(s).

Please note that no advice is given regarding mechanical equipment or structural integrity or adequacy, soils and potential for settlement on drainage, matters concerning liens, title status, and legal marketability, and similar matters. The client should seek assistance from qualified architectural, engineering, or legal professionals regarding such matters. The lender and owner should inspect the property before any disbursement of funds. Further, it is likely that the lender or owner may wish to require mechanical or structural inspections by a qualified and licensed contractor, civil or structural engineer architect, or other expert.

The Appraiser(s) has inspected as far as possible, by observation, the land and the improvements; however, it was not possible to personally observe conditions beneath the soil or hidden structural or other components. We have not critically inspected mechanical components within the improvements and no representations are made herein as to these matters unless specifically stated and considered in the report. The value estimate considers there being no such conditions that would cause a loss of value. The land or the soil of the area being appraised appears firm; however, subsidence in the area is unknown. The Appraiser(s) do not warrant against this condition or occurrence of problems arising from soil conditions.

The appraisal is based on there being no hidden, unapparent, or apparent conditions of the property site, subsoil, or structures or toxic materials which would render it more or less valuable. No responsibility is assumed for any such conditions or for any expertise or engineering to discovery them. All mechanical components are assumed to be in operable condition and status standard for properties of the subject type. Conditions of heating, cooling, ventilating, electrical and plumbing equipment is considered to be commensurate with the condition of the balance of the improvements unless otherwise stated. No judgment may be made by us as to adequacy of insulation, type of insulation, or energy efficiency of the improvements or equipment which is assumed standard for the subject property's age and type.

If the Appraiser(s) has not been supplied with a termite inspection, survey or occupancy permit, no responsibility or representation is assumed or made for any costs associated with obtaining same or for any deficiencies discovered before or after they are obtained. No representations or warranties are made concerning the above mentioned items.

The Appraisers assumes no responsibility for any costs or consequences arising due to the need, or the lack of need for flood hazard insurance. An Agent for the Federal Flood Insurance Program should be contacted to determine the actual need for Flood Hazard Insurance.

8. LEGALITY OF USE:

The appraisal is based on the premise that there is full compliance with all applicable federal, state, and local environmental regulations and laws unless otherwise stated in the report, and that all applicable zoning, building, use regulations and restrictions of all types have been complied with unless otherwise stated in the report.

It is further assumed that all required licenses, consents, permits, or other legislative or administrative approvals from all applicable local, state, federal and/or private authorities have been or can be obtained or renewed for any use considered in the value estimate.

9. COMPONENT VALUES:

The allocation of the total valuation in this report between land and improvements, if included in this report, applies only under the use of the property which is assumed in this report. The separate valuations for land and building must not be used in conjunction with any other appraisal and are invalid if so used.

10. AUXILIARY AND RELATED STUDIES:

No environmental or impact studies, special market study or analysis, special highest and best use study or feasibility study has been requested or made unless otherwise specified in an agreement for services or so stated in the report.

11. DOLLAR VALUES, PURCHASING POWER:

The market value estimated and the costs used are as of the date of the estimate of value. All dollar amounts are based on the purchasing power and value of the dollar as of the date of the value estimate.

12. VALUE CHANGE, DYNAMIC MARKET, INFLUENCES, ALTERATION OF ESTIMATE BY APPRAISER:

The estimated market value, which is defined in the report, is subject to change with market changes over time. Value is highly related to exposure, time, promotional effort, terms, motivation, and conditions. The value estimate considers the productivity and relative attractiveness of the property physically and economically in the marketplace as of the date of value.

In cases of appraisals involving the capitalization of income benefits, the estimate of market value or investment value or value in use is a reflection of such benefits and Appraiser's interpretation of income and yields and other factors derived from general and specific client and market information. Such estimates are as of the date of the estimate of value, and they are thus subject to change as the market changes.

The "Estimate of Market Value" in the appraisal report is not based in whole or in part upon the race, color or national origin of the present owners or occupants of the properties in the vicinity of the property appraised.

The appraisal report and value estimate are subject to change if the physical or legal entity or the terms of financing are different from what is set forth in this report.

13. INCLUSIONS:

Except as specifically indicated and typically considered as a part of the real estate, furnishings, equipment, or other personal property, or business operations have been disregarded with only the real estate being considered in the value estimate. In some property types, business and real estate interests and values are combined but only if so stated within this report.

14. PROPOSED IMPROVEMENTS, CONDITIONED VALUE

Improvements proposed, if any, on-site or off-site, as well as any repairs required are considered for purposes of this appraisal to be completed in good and workmanlike manner according to information submitted and/or considered by the appraisers. In cases of proposed construction, the appraisal is subject to change upon inspection of the property

PURPOSE OF THE APPRAISAL

The purpose of this appraisal is to form and express an opinion as to the market value of the property hereinafter described on an "as is" basis, considering the existing site and structural/site improvements. The use of this appraisal is to assist the client in internal matters in relation to the property. The intended user of this report is the client, Searchlight Minerals Corporation and/or their assigns.

The property is being appraised based on fee simple ownership with an estimated market exposure time of 6-12 months. Existing or proposed financing is not given consideration in this appraisal report, with the property appraised based on cash or typical market terms. The date of valuation utilized, January 18, 2007, is the last date of physical inspection of the property by the appraiser.

SCOPE OF WORK FOR THE APPRAISAL

This appraisal pertains to a parcel of land with existing structural (limited commercial use) and site improvements, containing a total site area of 7,710 sq. ft., or 0.177 acres, and a gross improvement size of 14,080 sq. ft., more or less. The property is located in Clarkdale, Yavapai County, Arizona. The property may also be identified as Yavapai County Assessor Parcel Number 400-03-158. Furthermore, the property may be identified by the street address of 919-921 North Main Street, Clarkdale, Yavapai County, Arizona.

As part of this report, the appraiser conducted a number of independent investigations and analyses. I also relied on data which is retained in my office files and regularly updated. Further investigations undertaken and major data sources are listed below.

Information regarding property identification was provided by the client's representative and property owner representatives. A description of the real estate was derived from physical inspection of the property, and from information provided by the client's representative, the owner representatives and various governmental agencies, including the Yavapai County Assessors Office and the Town of Clarkdale. Information supplied by Yavapai County was examined in estimating the area of the site. Clarkdale provided zoning and utility infrastructure with flood information provided by FEMA and Yavapai County. Other sources of information included the Yavapai County Recorder's Office, the Yavapai County Treasurer's Office and the Federal Emergency Management Agency (FEMA).

Other research conducted during the preparation of this appraisal report included examination of the subject area as well as other areas of competing development in Northern Arizona in Yavapai County. My analyses incorporated both historic and current data. In addition, I examined the Highest and Best Use of the subject land as if vacant and the property as improved. Sources of information utilized in the area and market analyses included the Arizona Department of Economic Security, the Arizona Real Estate Center of Arizona State University, the Arizona Department of Commerce and various Arizona business and industry publications.

70802 Scott W. Lindsay Page 1

Market data utilized in the appraisal of the subject property was provided by NAMLS and by the Yavapai County Assessor and Recorder Offices. Sales of improved commercial properties were examined in my analysis, which encompassed transactions occurring over the past several years, prior to the date of valuation.

Maps were provided for the property by Yavapai County as well as various governmental agencies. A summary and description of the subject property follows in latter sections of this report.

Within the scope of this report, the three traditional approaches to value have been considered. Each approach is discussed in the valuation section, and the data used therein is referenced. The significance of each approach is addressed in the conclusion section of the report, with certain approaches to value excluded, when such exclusion is rendered appropriate, due to the nature of the property, the appraisal assignment, or client requirements.

A soils report or other environmental study conducted for the property was not supplied to the appraiser. *This appraisal assumes that the property is not affected by environmental contaminants.* Although there is no reason to believe that the subject is contaminated, the reader of this report is cautioned that the presence of such substances can have a dramatic impact upon the value of a property. The appraiser reserves the right to amend this report if it is determined that the property is impacted by any known contamination.

This appraisal report is the result of an "appraisal assignment" accepted by *Scott W. Lindsay.* It is my intention that this appraisal service be performed in such a manner that the results of the analysis, opinion, or conclusion are that of a disinterested party. This appraisal report is written to conform with the guidelines and standards of the Uniform Standards of Professional Appraisal Practice. I have analyzed the requirements for adequately reporting the value of the subject property, in relation to the USPAP reporting requirements, and have found that the client's requirements may be met by a "restricted" appraisal report, due to the nature of the property, and the required use of the report by the client for internal purposes relating to the subject property. This appraisal report will conform to the minimum standards required by the client. Thus, this report represents a restricted appraisal report in accordance with Standards Rule 2-2 of the Uniform Standards of Professional Appraisal Practice, although, if required, further detail may be provided in certain sections of the report.

In conclusion, the scope of work for this report involved the collection and analysis of sufficient, pertinent market data, coupled with appropriate valuation methodology in order to provide an accurate independent appraisal of the Market Value of the subject property "as is" considering the existing site and structural/site improvements. In this case, the subject property is utilized for commercial purposes (limited use), thus, the analysis and valuation of the property based on the current use, as well as other potential uses.

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DEFINITIONS

Market Value

Market Value means the most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

1) Buyer and seller are typically motivated;

2) Both parties are well informed or well advised, and acting in what they consider their own best interests;

3) A reasonable time is allowed for exposure in the open market;

4) Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

5) The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

Source:
Federal Register, Vol. 55, No. 165,
Aug. 24, 1990, Rules and Regulations, 12 CFR Part 34.43(f)

Market Value "as is" on appraisal date means an estimate of the Market Value of a property in the condition observed upon inspection and as it physically and legally exists without hypothetical conditions, assumptions, or qualifications as of the date the appraisal is prepared.

Source:
Appraisal Policies and Insured Institutions and
Service Corporations, Federal Home Loan Bank Board,
"Final Rule", 12 CFR Parts 563 and 571, Dec. 21, 1987

Market Value "as is" means an estimate of the Market Value of a property in the condition observed upon inspection and as it physically and legally exists without hypothetical conditions, assumptions, or qualifications as of the date of inspection. When "as is" valuation premise is used, the property is valued as of a specified date, assuming the property is in precisely the condition or status it actually was (is) in on the effective date of value. This condition must be accurately described in the appraisal report.

One approach in estimating the Market Value of an "as is" condition is to first estimate the Market Value of the completed or "stabilized" condition. The "as is" condition should consider (deduct) all of the anticipated costs incurred to achieve full completion and/or stabilized occupancy of an income property. Included might be leasing commissions, rent concessions typical of existing market, sales concessions, estimated costs to complete construction or tenant improvements, and lost opportunity, etc. along with appropriate discounts for time, etc.

In summary, an appraisal of the "as is" condition will estimate the defined value of a property while precisely reflecting its actual physical, legal, economic, and political status on the effective date of valuation.

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Fee Simple

The absolute ownership unencumbered by any other interest or estate.

Source:
The Appraisal of Real Estate
American Institute of Real Estate Appraisers, Ninth Edition

Exposure Time

The estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of the appraisal; a retrospective estimate based upon an analysis of past events assuming a competitive and open market.

Source:
Uniform Standards of Professional Appraisal Practice, 1995 Edition
Statement on Appraisal Standards No. 6 (SMT-6)

EXPOSURE/MARKETING TIME

Analysis of the subject market area suggests a reasonable exposure/marketing time for the subject property, with professional marketing and market pricing of approximately six to twelve months.

LEGAL DESCRIPTION

A title report was not furnished to the appraiser. The following information is based on the appraisers research and Yavapai County Assessor's Office.

The property to be appraised may be described as:

Lots 1 and 2, Block 44, TOWN OF CLARKDALE, according to the plat of record in Book 5 of Maps, page 85, records of Yavapai County, AZ.

The property is designated by Yavapai County as Assessor Parcel Number 400-03-158. This property has a total site area of 7,710 square feet, or 0.177 acres, more or less, reported by county records.

According to Yavapai County Assessor records the property is classified as Commercial Use property with the structural improvements identified as Retail Store uses.

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CHAIN OF TITLE/OWNER CONTACT

A title report has not been furnished for the subject property. Information provided to the appraiser from Yavapai County records discloses that ownership of the property, as of the date of valuation, was vested in Transylvania International Incorporated by document recorded June 14, 1983 at Docket 1544 Page 445. This transfer occurred over 3 years in the past and is not considered relevant in the current valuation of the subject property. No other market conveyances involving title to the property have been discovered in the past five years by the appraiser's research. It should be noted that a transfer in title to the property occurred shortly after the date of valuation with the subject property transferring along with several other parcels from Transylvania International Inc. to Clarkdale Minerals LLC. This transaction recorded February 15, 2007 at Docket 4481 Page 575 as a Special Warranty Deed. This internal transaction was affidavit exempt under A.R.S. 42-11-1134 (B)(6).

The appraiser last inspected the subject property on January 18, 2007, accompanied by Mr. Jerry Lembas, an official of Transylvania International, Inc.

STATE AND COUNTY INFORMATION

The property to be appraised is located in west central Arizona in Yavapai County. The State of Arizona is located in the southwestern United States and borders California, Nevada, Utah and New Mexico. In addition, the southern boundary of Arizona is the international border with the Republic of Mexico. Arizona is the sixth largest state in the United States in land area, containing 113,508 square miles of land and an additional 492 square miles of lakes and rivers. The geography and climate of Arizona is very diverse. The northeast portion of the state is best described as a high plateau region with winters which can be quite harsh. The southwest portion of the state consists of low mountain ranges and desert valleys. The climate in this portion of the state is quite extreme with mild winters and very hot summers. A third region of the state is a high mountainous area crossing the central portion of the state between the desert valleys to the southwest and high plateaus to the northeast. The climate in this area is relatively mild year long.

Arizona, driven to a great extent by development in Maricopa County, has historically been a leader in three important indices of growth: growth in employment, growth of personal income, and population growth. Population is considered to be a measure of total growth, and Arizona has experienced rapid population growth continuously for the last five years. Over this period, population has risen over 3% annually in Arizona, three times as fast as the national average. Although population growth in the state during the current cycle peaked in early 1996, Arizona presently ranks second in the nation in terms of percent change in population. Total personal income can also be considered a measure of total growth. Growth of personal income in Arizona in 2005 increased by 35.6% over the 2000 indicator. Employment is a more narrow, but important gauge of growth. Arizona employment growth increased by 12.69% between 2000 and 2005 while the unemployment rate increased from 4.0% in 2000 to 4.7% in 2005.

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The growth of the state in population, personal income, and employment is important in the appraisal of properties in Arizona, especially throughout the central portion. An increase in population creates demand for additional residential, commercial, and industrial property and affects the value of such properties with this increasing demand. Arizona had a 2005 estimated population of 6,044,985 people, indicating an increase in population of approximately 17.8% from 2000.

Arizona had an influx of nearly a million people during the 1980's and nearly one and one-half million people in the 1990's, dramatically increasing population density. The 2000 census estimate indicates a density of 45.2 persons per square mile in Arizona. As might be expected, Maricopa County is the most densely populated county, much of which is attributable to the main metropolitan area of Phoenix. Yavapai County contains nearly 3.4% of the total Arizona population, comprising approximately 4.1% of the State's population growth since 2000. The 2005 estimated population of Yavapai County was 205,105 people, compared to a 2000 census figure of 167,517, and a 1990 census figure of 107,714.

According to recent population estimates, there are 14 cities in Arizona with populations over 50,000. Of these cities, ten are located within Maricopa County, with eight of these having populations over 100,000. Phoenix is the largest city in Arizona with an estimated 2005 population of 1,452,825. Other cities in Maricopa County with populations over 100,000 include Mesa, Glendale, Scottsdale, Chandler, Gilbert, Peoria and Tempe. The only city outside Maricopa County with a population over 100,000 is Tucson, having an estimated population of 529,770. Yuma, Surprise, Avondale, Flagstaff and Lake Havasu City are other communities in Arizona with fairly sizable populations, with each having populations over 50,000.

The primary sectors of Arizona's economy include services, trade, and manufacturing. The services sector is, by far, the largest sector of the Arizona economy. Many of these jobs are directly related to the tourism industry, which injects billions of dollars into the state each year. Wholesale and retail trade also constitute a large portion of the state's economy, with government employment and manufacturing contributing significantly to the economy, as well. The smallest sector in the economy is mining, however, both mining and agricultural jobs have historically been important to Arizona.

Through the years, there has been a shift in the State's industrial structure, with significant declines in mining and agriculture in relation to other sectors. Presently, the most important sectors are considered to be services, trade, manufacturing and government, with each contributing more than 10% to the total Arizona personal income. If gross product is used as the base of measurement, the finance, insurance and real estate industry must be added to this group. Construction and transportation, communication and public utilities are also important categories, and tourism is a major industry which consists of a portion of several major sectors. The industrial structure is much like the national structure, except that manufacturing is slightly less important in Arizona while retail trade and government are somewhat more significant.

Agriculture and mining remain dominant forces of the local economy in some parts of rural Arizona. Moreover, Maricopa County is the largest producer of crops and livestock in the State, with substantial amounts of agricultural produce shipped from the area to other parts of the nation. In addition, Arizona contributes significantly to total national copper production. However, their shares

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of employment and gross product are comparatively small, with agriculture and mining each contributing only about 2% to the total Arizona personal income. Although the actual output of mining and agriculture has not necessarily declined, growth in these industries has been much slower than that of other industries. That is, the explosive growth of the urbanized areas has overwhelmed these rural industrial sectors. Moreover, these changes in the economy did not occur recently. Mining declined first, replaced by government, and agriculture declined more recently, replaced by manufacturing and, later, by services. By the mid 1960's, the area's economic structure already closely resembled that of today.

Yavapai County is located in the west central portion of the state, and contains a total land area of 8,125 square miles. Of this total, the Federal Government owns or controls 50%, twenty five percent is State owned, with approximately 25% being privately owned. A small percentage of the county is occupied by Indian Reservation lands. This category is included under the Federally owned or controlled acreage.

The eastern, northeastern and central portions of Yavapai County lie within the Tonto and Prescott National Forests, and are fairly mountainous in nature. The Verde Valley, with the communities of Camp Verde, Cottonwood, Clarkdale and Jerome, is in the northeastern portion of the county, while Prescott, the county seat, lies in the central part of the county at the northern tip of the Bradshaw Mountains. The Chino Valley extends northwesterly from the Prescott area to the northern portion of the county near Seligman, while the western and southern portions of the county are characterized by numerous small, but quite rugged mountain ranges and valleys, as well as rolling, high desert lands. In all, Yavapai County is rather diverse in nature in terms of terrain, elevation and scenery.

The leading towns in Yavapai County, based on population, are Prescott, Prescott Valley Sedona/Oak Creek, Verde Village, Cottonwood and Camp Verde. Smaller communities such as Chino Valley, Dewey-Humboldt, Clarkdale, Bagdad and Jerome also contribute to the population of the county. There are two major highways crossing the county, being Interstate 40, running along the northern boundary and Interstate 17, which runs through the eastern portion of the county from the Phoenix area and extends north to Flagstaff and I-40. U.S. Highway 89 runs north/south through the central portion of the county, connecting Wickenburg with Prescott and eventually I-40 at Ashfork. U.S. Highway 93 bisects the southwest corner of Yavapai County, carrying traffic from Phoenix to the Kingman area and eventually Las Vegas, Nevada. Several other state and local highways provide access throughout the county.

Yavapai County has recently shared in the upward growth of the balance of the state. The population of the county has increased over 22.4% during the 2000 to 2005 time period, making Yavapai County the second fastest growing county in the state, behind Pinal County. According to the Arizona Department of Economic Security, total employment in the county was approximately 85,555 during 2004. The population density in Yavapai County is 25.2 persons per square mile as opposed to the state average of over 53 persons. This indicates that the population of the county is rather sparse and scattered.

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Points of interest in the county include Tuzigoot National Monument, Montezuma Castle National Monument, Jerome, Joshua Forest Parkway, the Bradshaw Mountains and various historic museums.

The principal industries in the county are recreation, tourism, copper mining, manufacturing and agriculture; primarily the raising of livestock on range land, with some farming located in various portions of the county, primarily near Chino Valley/Paulden and Dewey/Mayer. The county seat is in Prescott.

The populations of Arizona and Yavapai County are expected to increase in the foreseeable future, as more people are attracted to the area by the pleasant climate, the labor pool and a reasonably favorable tax situation.

In short, the economic projections for the state and county are all positive, and there is little question that growth will continue in the foreseeable future.

AREA DESCRIPTION

The property to be appraised is located in the community of Clarkdale, which was founded in 1914, but was not incorporated until 1957. Clarkdale is situated along SR 89A. The community is about 107 miles to the northwest of Phoenix and approximately 40-45 miles northeast of Prescott, the county seat. At an elevation of 3,550 feet, Clarkdale is about a two-hour drive south of the Grand Canyon.

The Clarkdale economy was initially based in smelter operations for nearby mining operations and related service activities. Since the curtailment of mining in Jerome, recreational, retail, manufacturing, commercial, governmental and service activities comprise the primary economic activities in the area. Clarkdale has also become a popular retirement/residential community due to the pleasant year-round climate, historic small town atmosphere and proximity to shopping and services in adjoining Cottonwood. The civilian labor force in 2006 was 2,004 with an unemployment rate of 3.5% of the labor force.

With a population of approximately 3,715 people as of 2006, an increase of 8.56% over the 2000 population, the community of Clarkdale is governed by a Mayor and Town Council. It is served by a city Police Department, the Sheriff's Department and the Department of Public Safety with a fire department present to provide emergency services. Cottonwood airport is located a short distance to the southeast. All utilities are available in the community, with Citizens Utility Company supplying natural gas and Qwest providing telephone service. Electricity is also provided by Arizona Public Service with water and sewer provided by Clarkdale. Public elementary, middle and high schools are in Clarkdale and nearby Cottonwood with a community college branch also present.

State Routes 89A/260 comprise the primary business corridor in the area. The remainder of the roadways, both east/west and north/south, are all predominantly collector or feeder streets,

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serving local travelers and residents. As might be expected, development within this general area is consistent with that of most small communities, tending to be comprised of a random mixture of land uses in a growth pattern which fans out from the central district. By contemporary standards, the vast majority of the properties in this community are developed with rather mature buildings and other improvements, many constructed in the early to mid 1900's.

Many service attractions and recreational opportunities are present in the area including camping, fishing, hunting, hiking, equestrian trails, etc. with the Verde River Canyon Railroad, Sycamore Canyon Wilderness area, Tuzigoot National Monument and Dead Horse Ranch State Park among the nearby attractions.

Overall, the developed portions of the area are characterized by a small, centralized historic business district in downtown Clarkdale with other commercial development found along the SR 89A/260 corridor with a variety of retail, service and government activities. Moving away from the downtown area, land uses tend to become residential in nature with mixed-density land uses predominant. Much of the surrounding land is under government ownership, thus development of the outlying area is somewhat scattered. It is anticipated that the subject's market area will continue to demonstrate moderate, steady growth, primarily of a residential character, with commercial in-fill/redevelopment in the downtown area and along SR 89A.

PROPERTY DESCRIPTION

The following description of the subject property is based upon a physical inspection of the property on January 18, 2007, and in conjunction with the examination of Yavapai County Assessor plat maps and records. The dimensions and area calculations of the site and improvements contained in this discussion are based upon measurements supplied to the appraiser by the client representative, the owner representative and Yavapai County.

Site Data

Location and Access

The subject property is located at 919-921 North Main Street, Clarkdale, Yavapai County, Arizona. Access to the property is from adjacent Main Street and Tenth Street.

Shape and Size

The subject property is a rectangular parcel with 64.0 feet of frontage along Main Street and 120.47 feet along Tenth Street. According to Yavapai County Assessor records and appraiser calculations, this parcel contains 7,710 square feet, or 0.177 acres, more or less, of total area.

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Topography and Soils

The subject property is generally level in terrain and lies near grade with the adjacent property, alley and roadways. The appraiser is not aware of any sub-surface site improvements or excavations such as cesspools, fill-in swimming pools, bomb shelters, root cellars, unused septic tanks, fuel tanks or drywells on the property. A soils report or other environmental study which may have been conducted for the property has not been supplied to the appraiser. *This appraisal is written with the assumption that the property is free from environmental contaminants.* The reader of this report is cautioned that the presence of such substances can have a dramatic impact upon the value of the property. The appraiser reserves the right to amend this report if it is determined that the property is impacted by any known contaminants.

The property to be appraised is found on the Flood Insurance Rate Map (FIRM) number 040095-0001 B, effective December 1, 1982, published by the Federal Emergency Management Agency. The subject is located within flood zone designation C, which is described as areas of minimal flooding. As with any property, the subject may be susceptible to standing water due to localized conditions not reflected on the Flood Insurance Rate Maps.

Streets and Utilities

As noted, the subject has frontage along and access from adjacent Main Street and Tenth Street. Main Street is a paved two-way arterial roadway with center turn lane. Utilities available and in use throughout the immediate area of the subject site include water, sewer, natural gas, power and telephone service. All available utility services are extended to the subject property.

Improvement Data

The property is presently improved with two adjoining zero lot line commercial structures of mixed construction types.

The first existing structure measures 7,680 square feet, total, with 3,840 square feet, +/- of finished space on the main floor and 3,840 square feet, +/- of essentially unfinished space on the second floor, previously used as efficiency apartments. This structure was constructed in 1936 of frame/brick construction with built-up roof. The estimated effective age of the structure is 45-50 years considering actual age, state of finish/completion and overall maintenance levels. The finished main level is utilized for office purposes (approximately 1,440 square feet, +/-), retail/coffee house purposes (approximately 960 square feet, +/-) and storage/stairway purposes (approximately 1,440 square feet, +/-). Interior walls are painted textured drywall with concrete floors. Flourescent and incandescent fixtures are utilized throughout the structure. The second level was previously utilized as 8 efficiency apartment units, which have had the interior wall coverings, floor coverings and bath fixtures removed.

The second existing structure measures 6,400 square feet, total, with approximately 1,280 square feet, +/- of finished area on the second floor utilized for an apartment and the remaining footage on the second level, 1,920 square feet, +/- as well as 3,200 square feet, +/- of the main level comprising essentially unfinished/unusable space. A small 320 square feet, +/- storage area is attached to the rear of the main level. This property was previously used as a theater (main floor) with a lodge (Elks) previously occupying a portion of the second level. This structure was also constructed in 1936 of frame/block construction with built-up roof. Damage to ceilings, floor and plumbing were noted

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on inspection. The estimated effective age of the structure is 55-60 years considering actual age, state of finish/completion, noted damage and overall maintenance levels. Interior walls are painted textured drywall with wood floors on the second level and concrete floors on the main level. Flourescent and incandescent fixtures are utilized throughout the structure.

Site improvements located on the property are minimal due to the zero lot line nature of the structural improvements with a minor area of gravel paving to the rear of the second structure. Parallel street front parking is present along Main Street and Tenth Street with concrete sidewalks along both streets.

Please refer to the plats, maps and photographs located elsewhere in this appraisal report for a more graphic understanding of the size, shape, location and condition of the subject property.

ZONING

According to the appraiser's research the subject property falls within zoning restrictions that allow commercial uses to occur under the CB (Central Business District) zoning district of Clarkdale. Typically, the CB district allows mixed commercial, retail/office and residential uses such as banks, restaurants, retail sales, hotels/motels, single and multi-family residential development, etc. Please see the report addendum for a copy of the applicable ordinance.

TAXES AND ASSESSMENTS

According to the Yavapai County Assessor's Office, the property to be appraised is identified as tax parcel number 400-03-158. The parcel has a full cash value of $221,660 for the 2007 fiscal year and a tax liability of $4,637 for the 2006 fiscal year.

A specific relationship between the assessed valuation and the market value of real property is supposed to exist in Yavapai County, as well as throughout the state. In practice, however, this relationship may be based on tax assessment practices that depend heavily on historical information, rather than examination of actual market transactions. In any event, little weight or emphasis will be given to the assessed valuation in this appraisal report as it relates to the market value of the subject property, considering that the subject property is assessed as commercial property. Analysis of taxes and assessments levied on comparable properties suggests that the subject taxes and assessment values are in line with competing commercial type properties.

EASEMENTS AND RESTRICTIONS

A title report was not provided to the appraiser. The extent to which the property may be subject to formal easements and legal restrictions, if any, was undisclosed. The physical site inspection revealed no apparent evidence of any easements, restrictions or adverse uses which would have a negative impact or effect upon the development potential, utility or marketability of the subject property.

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SPECIAL ASSESSMENTS

As far as can be determined, there are no special assessments affecting the subject property.

SIGNS

Physical inspection of the property revealed no evidence of billboards or other advertising signs on the property at this time other than small building mounted signs advertising the businesses currently occupying the property.

HIGHEST AND BEST USE

Highest and Best Use describes that potential use which is most likely to produce the optimal net return over a given period of time. Net return refers to the residual revenue remaining from gross yield after all costs and expenses have been accounted for. Only uses which are natural, probable, and legally permissible may be considered. Thus, Highest and Best Use may also have the definition of the available use and program of future utilization that produces the highest present land value.

The highest and best use of the subject is best analyzed utilizing the following four criteria. Is the use (1) physically possible, (2) legally permissible, (3) financially feasible, and (4) most profitable. As a minimum reporting standard, the analysis of highest and best use requires separate examinations of a) the land, as if vacant, and b) the entire property as improved (when applicable). Since the subject property is improved, analysis of the land as if vacant and as improved is applicable for this appraisal report, considering the property on an "as is" basis.

Physically Possible, as if Vacant:

The subject property is a corner land parcel with frontage/access from two adjoining streets. This site is located in an area of primarily commercial/residential uses. The property lies near grade with the adjacent property, alley and roadways. Utilities are available in the area to aid in development, and are extended to the subject at this time. The property has CB zoning and is generally level in terrain. Considering the physical features of the property, this parcel has potential for future commercial/mixed type development, provided demand exists for such development.

Legally Permissible, as if Vacant:

Considering the existing Clarkdale CB zoning classification of the subject parcel, various development, including commercial, retail and some residential development, may occur. Also, considering the physical limitations discussed above for the parcel, the subject has several legally permissible alternative uses. The present legally permissible use for the subject parcel would be primarily for intensive commercial/retail development.

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Financially Feasible, as if Vacant:

To be feasible from a financial standpoint, property uses should produce a positive net income or rate of return on investment. Therefore, the use which produces the highest possible return to the land is considered the highest and best use of the site. Whether or not the existing or potential use is the most profitable from a financial standpoint requires consideration of several factors.

The subject is located in a suburban area under municipal jurisdiction, in the central portion of the Town of Clarkdale. The neighborhood is primarily built-out and most of the land purchased in the area has been for investment/mixed development or redevelopment.

Financial feasibility is a function of supply and demand. The feasibility of any development of the subject parcel, then, is dependent upon the supply of similar land suitable for development and the demand for the available development alternatives.

In terms of the supply of similar land, there is an adequate supply of vacant land available in the immediate area which is suitable for development. Additional vacant tracts of developable land can be found scattered throughout the subject market area. Demand for vacant land parcels has been relatively strong over the past few years and, although generally stable, has recently strengthened due to improving market conditions.

New residential as well as non-residential development (office, retail, commercial and industrial) was discouraged during the late 1980's to early 1990's due to the lagging economy and over-built nature of the general market during this time period. The first positive signs of an improving economy were seen in 1992 and have continued to strengthen through the present time. Various residential as well as competitive commercial and industrial properties have been built in the general market area over the past several years, with a recent strengthening occurring in these market sectors.

Based upon current trends in the market, as well as location and other factors affecting the subject property, it is believed that some form of ultimate commercial/retail development is the most financially feasible use of the property. Pending actual demand for development, an interim highest and best use for land investment purposes is considered reasonable for the property.

Most Profitable

After considering those uses which are physically possible, legally permissible, and financially feasible, the element of profitability must now be addressed. This concept, also referred to a maximum productivity, is significantly related to user demand for the end-product, and to the cost of production.

The location of the subject property, with adequate size, access and available utilities makes it suitable for development. However, most new projects, whether specific or mixed use in nature, typically depend on available financing, sufficient demand and a competitive advantage. In the

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subject's case, the availability of financing would most likely be dependent on the financial constraints of the owner or developer to secure a commercial/retail use development loan.

There appears to be a moderately strong demand for commercial/retail uses in the general area, as evident in the emergence of several recent or current developments, as well as proposed area developments. Based on these observations, then, short to moderate term development of the subject for commercial/retail type uses is considered feasible and would be maximally productive, with interim use for land investment purposes, pending demand for actual development.

Subject Property, As Improved

The subject is improved with two older commercial buildings (limited use). This is a legally permitted and physically possible use of the property, and is also a relatively intensive use from a financially and maximally productive standpoint. Therefore, the existing use of the property, as currently improved, constitutes a more intensive use than if the site were vacant. Since it has been projected that intensive development of the site, as if vacant, would be likely in the near to intermediate future, continued use of the property as currently developed is considered a reasonable and likely use, although eventual renovation of the existing structures is likely. Thus, the highest and best use of the property, as currently improved, is for continued use for limited commercial/retail and residential purposes with ultimate renovation of the existing structures to facilitate more intensive mixed commercial/retail and/or high density residential uses.

Conclusion

The subject area is generally characterized by a variety of land uses, with commercial/industrial development concentrated along arterial roadways in or near major communities and mixed residential and industrial development primarily found on interior tracts. The subject property, like a number of other properties in the immediate area, is zoned for commercial/retail development. The location of the property to be appraised is in close proximity to major transportation routes (Highways 89A/260), employment centers, residential communities, industrial and service commercial development.

The subject property possesses several positive attributes, including its size, shape, access, existing improvements, and location. After having applied the tests of availability, adaptability and demand, it is my conclusion that the ultimate highest and best use of the land as if vacant is for commercial/retail or mixed residential use development. The subject property, however, is improved with structures which add value and are consistent with the potential use of the property. For this reason, the highest and best use of the subject property, as currently improved, is for continued use for commercial/retail and residential purposes with ultimate renovation of the existing structures to facilitate more intensive mixed commercial/retail and/or high density residential uses.

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VALUATION PROCESS

Typically, real estate can be valued by applying three approaches, i.e., Cost, Sales Comparison and Income Capitalization.

COST APPROACH: A set of procedures in which an appraiser derives a value indication by estimating the current cost to reproduce or replace the existing structure, deducting for all accrued depreciation in the property, and adding the estimated land value.[1]

This approach in appraisal analysis is based on the proposition that the informed purchaser would pay no more than the cost of producing a substitute property with the same utility as the subject property. It is particularly applicable when the property being appraised involves relatively new improvements which represent the highest and best use of the land or when relatively unique or specialized improvements are located on the site and for which there exist no comparable properties in the market. Sometimes referred to as Value in Use or the value of a particular property for a specific use, i.e., Special Purpose Value.

SALES COMPARISON APPROACH: A set of procedures in which an appraiser derives a value indication by comparing the property being appraised to similar properties that have been sold recently, applying appropriate units of comparison, and making adjustments, based on the elements of comparison, to the sales price of comparables.[2]

Traditionally, an appraisal procedure in which the Market Value estimate is predicated upon prices paid in actual market transactions and current listings. It is a process of analyzing sales of similar recently sold properties in order to derive an indication of the most probable sales price of the property being appraised. The reliability of this technique is dependent upon (a) the availability of comparable sales data, (b) the verification of the sales data, also, (c) the degree of comparability or extent of adjustment necessary for time differences, as well as (d) the absence of non-typical conditions affecting sales price. Market Value sometimes referred to as Value in Exchange or the value, in terms of money, of real estate in a typical market.

INCOME (CAPITALIZATION) APPROACH: A set of procedures in which an appraiser derives a value indication for income-producing property by converting anticipated benefits into property value. This conversion is accomplished by capitalizing a stabilized annual income expectancy at a market-derived capitalization rate that reflects a specified income pattern, return on investment, and change in the value of the investment.

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[1]The Dictionary of Real Estate Appraisal, American Institute of Real Estate Appraisers, 1984, page 75.

[2]Ibid, page 268.

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In the Reconciliation and Final Value Estimate section of the report, the three approaches are evaluated as to their pertinence and relevance to the appraisal problem. This analysis results in a final value estimate for the property "as is", based on fee simple interest.

Considering the age/type of the existing improvements, and the limited scope of this appraisal assignment, only the Market Approach, As Improved is considered applicable in the valuation of the subject property in the "as is" condition. The Market Approach, As If Vacant, Cost Approach and Income Approach are not deemed applicable to the valuation of the property at the request of the client and based on the nature of the property. Thus, this appraisal will only consider the Market Approach for purposes of valuing the subject property.

VALUATION, MARKET APPROACH, AS IMPROVED

This approach to value is based on the principle of substitution which typically assumes that no one is justified in paying more for a property than the cost of acquiring an equally desirable substitute property, assuming no undue or costly delay. In this approach to value, a comparison is made between known sales of properties having relatively similar characteristics and offering similar utility (potential) to the subject.

No two properties are exactly alike, so it is necessary to develop some common unit of comparison. This might be the price per square foot of building area (reflecting the contributing value of the land), or an overall price per acre or square foot of land (reflecting the contributing value of the buildings). In this case, the sales and subject will be considered on a package price per square foot of building. Since properties do differ in characteristics, it is necessary to adjust comparable transactions for features in which they differ from the subject. This would be for such items as size, location, access, amenities, property type, age/condition and parcel size (land to building ratio). After adjustment, each comparable transaction will give a useful indication of value for the subject property.

During the preparation of this appraisal report, a number of sale transactions were investigated and analyzed. In order to discover the comparable transactions, a search was made of the public records of Yavapai County. Those properties meeting certain minimum criteria in terms of similarity and sale date are researched further by obtaining copies of the transfer documents and sworn affidavits of value. At this point, efforts are made to contact the buyer and seller, as well as any brokers or agents who would have knowledge of the transaction, in order to further verify the specific details of the sale. This would include whether the buyer and seller were related, what the financial terms of the transaction were and the motivations of the parties involved, as well as any plans for the property. The most significant of these sales are included in greater detail in this section of the appraisal report, along with a map illustrating the location of each sale in relation to the subject property.

70802 Scott W. Lindsay Page 16

Sale No.	Date	Eff. Age Years	Gross Bldg. Area (Sq Ft)	Prop Use	L/B Ratio	Sale Price	Pkg Price Per S.F. of Bldg. Area
1	08/06	25	10,212	Ofc	5.3/1	$650,000.00	$64.15
Prev	01/06	30	10,212	Ofc	5.3/1	$550,000.00	$54.28
2	11/06	25	3,520	Com	1.0/1	$350,000.00	$99.43
Prev	11/04	23	3,520	Com	1.0/1	$240,000.00	$68.18
3	09/04	25	3,630	Rest	2.1/1	$185,000.00	$50.96
4	08/03	30	7,055	Thtr	0.3/1	$380,000.00	$53.86
5	08/02	60	17,560	Schl	2.1/1	$335,000.00	$19.08
6	08/02	60	10,302	Com	0.5/1	$165,000.00	$16.02
Subject	01/07	50-70	14,080	Mxd	0.5/1	---	---

The comparable sales summarized above are all located within the general market area, near the subject property. The sales differ in total size, date of sale, effective age, unit selling price, physical features, land/building ratio and location, yet each is believed to be comparable to the subject property in some respect. After adjustment for those factors which vary significantly from the subject, these sales will each provide a useful value indication for the subject property, as improved.

Property Rights Conveyed

All of the comparable sale transactions conveyed fee simple ownership rights. Therefore, no adjustment is required for real property rights.

Terms of Sale

As previously noted and documented on the individual comparable sheets located in this report, each of these properties sold on terms commonly found in the market and deemed equivalent to cash. Therefore, an adjustment for terms of sale was not applicable.

Conditions of Sale

The transactions reveal these sales to be arms-length, with the buyers and sellers having been informed and typically motivated. Consequently, no adjustment will be required for the condition of sale for Comparables 1 through 6.

Market Conditions

There are two factors relating to prevailing market conditions which pertain to the valuation of a property. Analysis of a number of transactions which have occurred over a given time period

70802 Scott W. Lindsay Page 17

may suggest a trend of prices that indicate a strengthening, weakening or level market. Furthermore, the length of time a property is exposed for sale in the market can provide an indication of current conditions.

Price Trends

Historically, a trend toward softening property values occurred in many areas of Arizona, with examination of available market data indicating that property values declined during the late 1980's to early 1990's in this market area, although improvement has occurred over the past several years with noted increases in values. Several examples of paired sales/resales were found in the market data examined, with a pairing of Sale 1 with the previous sale indicating an increase of 2.6% per month, or 31.17% per year, between early 2006 and mid-late 2006. Sale 2, paired with the earlier transfer, suggests upward movement in property values of 22.92% per year, or 1.91% per month, between late 2004 and late 2006. After a general examination of the data presented, Sales 1 through 6, as well as other data from the general market, it is my conclusion that modest upward adjustment for market conditions of 12% per year, or 1.0% per month, is necessary for the sales examined, which occurred within 53 months of the date of valuation.

Exposure Time

Similar properties within a specific market at a given time could be expected to have a generally similar period of exposure to the market prior to being purchased, other factors being equal. A reasonable exposure period for any property is a function of time, as well as price and use. Thus, a reasonable exposure period should include adequate, sufficient and reasonable time, as well as effort. Due to the various factors contributing to a reasonable exposure time, this period may vary from property to property and under various market conditions.

In this analysis, comparable properties which were exposed to the market for a substantially shorter or longer period of time than what is typically considered reasonable would require adjustment. In this comparison, each of the comparable properties were considered to have a reasonable exposure period to the market, thus, no adjustment will be necessary for this factor. Given current market conditions, including supply and demand for properties similar to the subject tract, as improved, a reasonable exposure time for the property to be appraised is estimated to be between six and twelve months.

Location

Through the examination of the location of a property, the time-distance relationship between a property and possible points of destination is studied. These relationships, or linkages, include the ease of access and proximity to places such as schools, shopping, parks, other recreational facilities and work places. In theory, a property with a greater number of linkages (generally created by being closer to existing development) would command a higher price than a similar property with fewer linkages.

Also considered in the location of a property are such items as street patterns and width, traffic visibility, property maintenance and upkeep, availability of utilities and possible nuisances in

70802 Scott W. Lindsay Page 18

the area. Sales 1 through 3 and 5 have locational factors considered similar to the subject while Sales 4 and 6 are superior in location to the subject. Therefore, some adjustment will be necessary to account for the variations between the general and specific location of several of the comparable properties and the subject.

Physical Adjustments

Adjustment for physical characteristics is based on the observation that the package price varies with condition, size, type/use of improvements and amenities offered and other related physical attributes.

Condition

The condition of a property is, many times, closely related to the age of the property. The subject property was constructed in 1936 and is in generally below average to average condition with an effective age between 50 and 70 years. The comparable sales have effective ages between 25 and 60 years. Any major deferred maintenance observed during a physical inspection of these properties is reflected in the noted effective age.

Size

It is generally accepted that larger properties tend to develop lower prices, on a per unit basis, than do smaller properties, other things being equal. This general truism is certainly borne out in the subject market and, although not dramatically depicted by the comparable properties examined, will be considered in this analysis. Other physical factors requiring adjustment include land to building ratio, amenities such as fencing, outbuildings, paved parking, appurtenant fixtures and equipment and physical features such as property/construction type, etc.

With these general observations in mind, we may now proceed with a summary and comparison of these market transactions (Sales 1 through 6) to the subject property and the value indications derived from each.

70802 Scott W. Lindsay Page 19

IMPROVED COMPARABLE SALES MAP

Verde River Canyon Excursion Train
YAVAPAI-APACHE CLARKDALE TRIBAL COMMUNITY
SUBJECT
Clarkdale Park
1 LITTLE LADY LN
2 VW BUG BLVD
3 RIVER RAT RD
4 VERDE PL
5 HOPI DR
TUZIGOOT

FIRST VIEW
Black Butte
CLARKDALE
SUBJECT
TUZIGOOT NAT MON
Shea Springs
Section House
Hogpen
JEROME
WOODCHUTE MOUNTAIN
Mescal
Little Ranch
STATE PARK
MP 350
COTTONWOOD
Spring Gulch
MINGUS UNION HIGH

70802 Scott W. Lindsay Page 20

IMPROVED COMPARABLE 1

Assessor's No.:	400-03-117B	
Location:	660 Second North Street, Clarkdale, Arizona	
Legal Description:	Ptn Sec. 20, T-16N, R-3E, G&SRB&M, Yavapai County, Arizona	
Grantor:	Margaret Graziano, etal.	
Grantee:	William R. Phinney, etux.	
Use at Sale:	School Building	
Highest and Best Use:	Renovation/Commercial/Office Use	
Land Size:	54,014 s.f., +/-	
Building Size:	10,212 s.f., +/-	
Instrument:	Special Warranty Deed	Dated: 08/06
Docket/Page:	4457/362	Recorded: 11/22/06
Sales Price:	$650,000.00	
Terms:	$52,000 Cash DP, pt exchange, seller carry	
Confirmed:	Recorded Instrument, Affidavit of Value, MLS#108573	
Remarks:	This sale is a brick single story schoolhouse building with basement storage area, constructed in 1917. Access is by paved secondary roadway with landscaping, fencing and paving site improvements. The property has an effective age of 25 years. Some renovation has occurred with hardwood floors, central heat and evaporative cooling. The property had a market exposure time of 5.4 months and sold for 100% of the list price. Previously the property sold in 01/06 for $550,000(Dk.4372/915).	

Package Price Per Square Foot: $64.15

70802 Scott W. Lindsay Page 21

SEVENTH ST
SECOND NORTH ST
SIXTH ST
FIRST NORTH ST
400-03-118
400-03-119
400-03-120
400-03-122
400-03-054
400-03-056
400-03-068
400-03-123
400-03-124
400-03-125
400-03-069A
400-03-117B
400-03-082
400-03-152A
400-03-083A
400-03-110B
400-03-110A
400-03-108A
400-03-107
400-03-096
400-03-113
400-03-152
0.03mi

70802 Scott W. Lindsay Page 22

IMPROVED COMPARABLE 2

Assessor's No.:	400-03-163	
Location:	907 Main Street, Clarkdale, Arizona	
Legal Description:	Lot 7 Block 44, Town of Clarkdale (YCR 5/85)	
Grantor:	Thomas E. Remmier, etux. Trustees	
Grantee:	David A. Conlin, etux. Trustees	
Use at Sale:	Retail/Commercial Building	
Highest and Best Use:	Continued Present Use	
Land Size:	3,746 s.f., +/-	
Building Size:	3,520 s.f., +/-	
Instrument:	Special Warranty Deed	Dated: 10/06
Docket/Page:	4456/64	Recorded: 11/17/06
Sales Price:	$350,000.00	
Terms:	$100,000 DP, seller carry	
Confirmed:	Recorded Instruments, Affidavit of Value, MLS#108866	
Remarks:	This sale is a single story retail building of brick construction. The property was constructed in 1918, with an effective age of 25 years. The property has paved access from and parking along adjacent Main Street. The property previously sold in 11/04 for $240,000(Dk.4221/871). The structure has been renovate and has heat/evap cooling. The property had 4.1 months DOM and sold for 78% of the list price.	

Package Price Per Square Foot: $99.43

70802 Scott W. Lindsay Page 23

400-03-154
MAIN ST
400-03-164
400-03-163
400-03-162
400-03-161
400-03-160
400-03-159
400-03-165
400-03-168
400-03-169
400-03-170
400-03-166
Copyright ©2007 Yavapai County, A

70802 Scott W. Lindsay Page 24

IMPROVED COMPARABLE 3

Assessor's No.:	400-03-183 and 184	
Location:	920 Main Street, Clarkdale, Arizona	
Legal Description:	Lots 12 & 13, Block 45, Town of Clarkdale (YCR5/85)	
Grantor:	Richard A. Kelly, etux	
Grantee:	David A Conlin, etux	
Use at Sale:	Restaurant Building	
Highest and Best Use:	Continued Present Use	
Land Size:	7,680 s.f., +/-	
Building Size:	3,630 s.f., +/-	
Instrument:	Warranty Deed	Dated: 09/04
Docket/Page:	4196/841	Recorded: 10/15/04
Sales Price:	$185,000.00	
Terms:	Cash	
Confirmed:	Recorded Instruments, Affidavit of Value, MLS#410720	
Remarks:	This sale has frontage/access along Main Street with street front and on site parking available. Improvements include a one story brick/concrete block restaurant structure built in 1916 with an overall effective age of 25 years due to renovation/updating. Site improvements include asphalt paving and minor landscaping. All FF&E was reportedly included in the sale although an allocation was not provided. The property had an exposure period of 10.7 months and sold for 89.4% of list price.	

Package Price Per Square Foot: $50.96

70802 Scott W. Lindsay Page 25

400-03-177
400-03-174
400-03-179
400-03-180
400-03-181
400-03-182
400-03-183
400-03-184
400-03-184A
800-19-001S
MAIN ST
Copyright ©2007, Yavapai County, AZ - INTERACTIVE

70802 Scott W. Lindsay Page 26

IMPROVED COMPARABLE 4

Assessor's No.:	401-06-002	
Location:	110 Jerome Ave., Jerome, Arizona	
Legal Description:	E 10' of Lot 2 and all of Lot 3, Block 1, G.W. Hull's Plat of Jerome YCR (2/18)	
Grantor:	Jasper Combs, etux	
Grantee:	Robert Altherr, etux	
Use at Sale:	Theater Building	
Highest and Best Use:	Continued Present Use/Renovation	
Land Size:	1,917.f., +/-	
Building Size:	7,055 s.f., +/-	
Instrument:	JT Deed	Dated: 08/03
Docket/Page:	4068/937	Recorded: 08/29/03
Sales Price:	$380,000.00	
Terms:	Cash	
Confirmed:	Recorded Instruments, Affidavit of Value, DOR	
Remarks:	This sale comprises a multi-story concrete/stucco commercial/theater structure constructed in 1921, with an effective age of 30 years. The property has street front parking and access by way of paved Jerome Ave.	

Package Price Per Square Foot: $53.86

70802 Scott W. Lindsay Page 27

401-06-003N
401-06-151
401-06-008
401-06-005B
401-06-005A
401-06-004
401-06-003E
401-06-003M
401-06-001
401-06-003L
401-06-002
89a
STATE ROUTE 89A
S.R. 89A
401-06-010
2007, Yavapai County, AZ - INTERACTIVE

70802 Scott W. Lindsay Page 28

IMPROVED COMPARABLE 5

Assessor's No.:	400-06-032B	
Location	849 Main Street, Clarkdale, Arizona	
Legal Description:	Ptn. Sec. 20, T-16N, R-3E, G&SRB&M, Yavapai County, AZ	
Grantor:	Paul W. Hewitt	
Grantee:	PJM Arizona	
Use at Sale	School Building	
Highest and Best Use:	Renovation/Commercial Uses	
Land Size:	36,155 s.f., +/-	
Building Size:	17,560 s.f., +/-	
Instrument:	Warranty Deed	Dated: 08/02
Docket/Page:	3946/639	Recorded: 08/01/02
Sale Price:	$335,000.00	
Terms:	Cash	
Confirmed:	Recorded Instruments, Affidavit of Value, DOR	
Remarks:	This property is a two level structure of stucco/block construction. The property was constructed in 1914, with an effective age of 60 years. Site improvements include landscaping and asphalt/gravel paving. The tract has paved roadway frontage/access. The structure has been renovated since this purchase and was converted to commercial use.	

Package Price Per Square Foot: $19.08

70802 Scott W. Lindsay Page 29

400-06-008B
400-06-007
400-06-008A
MAIN ST
800-19-001D
400-06-032B
400-03-164
800-19-001S
400-06-032F
400-03-165
400-06-032E
NINTH ST
400-03-166
400-03-167
400-06-031L
FIRST SOUTH ST
400-06-031K
400-06-030P
0.02 mi

70802 Scott W. Lindsay Page 30

IMPROVED COMPARABLE 6

Assessor's No.:	406-22-029	
Location:	1010-1012 North Main Street, Cottonwood, Arizona	
Legal Description:	Lots 4 & 5, Block 2, Cottonwood Willard Addition	
Grantor:	Verde Valley Guidance Clinic, Inc.	
Grantee:	Thomas Lloyd Pender	
Use at Sale:	Commercial Building	
Highest and Best Use:	Renovation/Commercial Uses	
Land Size:	5,000 s.f., +/-	
Building Size:	10,302 s.f., +/-	
Instrument:	Warranty Deed	Dated: 08/02
Docket/Page:	3963/482	Recorded: 02/28/05
Sales Price:	$165,000.00	
Terms:	$17,000 Cash DP, new conventional loan.	
Confirmed:	Recorded Instruments, Affidavit of Value, MLS#392583	
Remarks:	This sale has a two story structure of brick/block construction. The property was constructed in 1926, with an overall effective age of 60 years due to reported deferred maintenance items. The tract has paved access from and street front parking along adjacent Main Street. Since this purchase, the structure has been renovated. A market exposure time of 3.8 months is noted with the property selling for 84.6% of the list price.	

Package Price Per Square Foot: $16.02

70802 Scott W. Lindsay Page 31

406-22-033
406-22-032
406-22-031
406-22-030
406-22-029
406-22-028
406-22-027
406-22-026
406-22-044
800-14-002X
800-14-008T
MAIN ST
Copyright ©2007, Yavapai County, AZ - INTERACTIVE
0
0.01mi

70802 Scott W. Lindsay Page 32

The grid below illustrates the necessary adjustments for each sale (Sales 1 through 6) compared with the subject property, as improved, and the value indication for each comparison:

IMPROVED SALES ADJUSTMENT GRID

Sale No.	1	2	3	4	5	6
Package Price/Sq.Ft.:	$64.15	$99.43	$50.96	$53.86	$19.08	$16.02
Adjustments: Market Conditions:	+5.0%	+2.0%	+28.0%	+41.0%	+53.0%	+53.0%
Time Adjusted Sale Price:	$67.36	$101.42	$65.23	$75.94	$29.19	$24.51
Improvement Size:	-	- -	- -	-	+	-
L/B Ratio/Site Area:	- -	-0-	-	+	-	+
Location:	-0-	-0-	-0-	- -	-0-	-
Age/Cond.:	- -	- -	- -	- -	-	+
Building Type/Quality:	-	- -	-	-	-0-	0
Site/Other Imprvments:	-	-	-	-0-	-	0
Net Adjustment:	- -	- -	- -	- -	- -	-
Indic. Value: (Rounded)	**$ 24.00**	**$ 25.00**	**$23.00**	**$22.00**	**$22.00**	**$21.00**

Average of 6 sales	-	$22.83
Average of 4 sales	-	$22.75
Median of 6 sales		$23.00
Median of 4 sales		$23.00

Both before and after adjustment, the above recited data established a relevant value range for comparison with the subject property, as improved. Before adjustment, unit prices ranged from $16.02 to $99.43 per square foot of building (package price). After adjustment, the estimated value range is from $21.00 to $25.00 per square foot with average and median unit prices of $22.83 and $23.00 per square foot, respectively. This range can be narrowed from $22.00 to $24.00 per square foot by eliminating the upper and lower value indicators with indicated average and median values of $22.75 and $23.00, respectively. Overall, while differences exist, the character of these comparable properties are consistent with the subject, and are considered representative of the probable value of the subject property as improved in the "as is" condition.

Based on the available market data, it is my conclusion that the subject would attain a package price in the lower-middle portion of the adjusted range of ***$21.00 to $23.00*** per square foot due to the type/nature and older age/condition of the existing improvements and also due to the lower land to building ratio of the property. Application of this unit price estimate provides a value conclusion from the Market Approach of:

70802 Scott W. Lindsay Page 33

CERTIFICATION

The undersigned does hereby certify that, except as otherwise noted in this appraisal report:

I have no present or contemplated future interest in the real estate that is the subject of this appraisal report.

I have no personal interest or bias with respect to the subject matter of this appraisal report or the parties involved.

To the best of my knowledge and belief, the statements of fact contained in this appraisal report, upon which the analyses, opinions and conclusions expressed herein are based, are true and correct.

This appraisal report sets forth all of the limiting conditions (imposed by the terms of my assignment or by the undersigned) affecting the analyses, opinions and conclusions contained in this report.

This appraisal report has been made in conformity with the Uniform Standards of Professional Appraisal Practice as adopted by the Appraisal Foundation.

No one other than the undersigned is responsible for the analyses, conclusions and opinions concerning real estate that are set forth in this appraisal report.

That the *Market Value* of the Fee Simple Interest in the subject property "as is", as of the date of valuation, January 18, 2007, is:

TWO HUNDRED NINETY FIVE THOUSAND SEVEN HUNDRED DOLLARS
($295,700.00)

TO

THREE HUNDRED TWENTY THREE THOUSAND EIGHT HUNDRED DOLLARS
($323,800.00)

Scott W. Lindsay
Arizona Certified General Real Estate Appraiser No.30292

FRONT/SIDE VIEW OF SUBJECT LOOKING NORTHEAST

STREET VIEW ALONG MAIN STREET

Scott W. Lindsay

ALLEY ALONG REAR OF SUBJECT

FRONT VIEW OF SUBJECT BUILDING 1

Scott W. Lindsay

REAR VIEW OF SUBJECT BUILDING 1

INTERIOR OF SECOND FLOOR - SUBJECT BUILDING 1

Scott W. Lindsay

FRONT VIEW OF SUBJECT BUILDING 2

REAR VIEW OF SUBJECT BUILDING 2

Scott W. Lindsay

INTERIOR VIEW OF MAIN FLOOR - SUBJECT BUILDING 2

Scott W. Lindsay

ZONING DISTRICTS ZONING CODE CHAPTER 3

Section 3-9 Central Business District (CB)

A. Principal Uses Permitted: (Not requiring a use permit).

1. Residential uses including multi-family, excluding mobile homes and manufactured homes.
2. Professional and business offices, including clinics.
3. Financial institution.
4. Automobile parking lot.
5. Restaurants, taverns and bars.
6. Retail sales, including florist shops and greenhouses in connections with such shops.
7. Self-service laundry and cleaning establishment.
8. Dressmaking, tailoring, shoe repairing, repair of household appliances and bicycles, home repair and upholstery shops.
9. Personal service uses, including barber shops and beauty parlors, artists studios, funeral parlors and other personal service uses of a similar nature.
10. Amusement place in a completely enclosed building.
11. Hotels and motels.
12. Commercial, trade and vocational schools.
13. Public garage, including storage and repair in accordance with Subsection I. 3, Storage facilities, below.
14. Bed and Breakfast Country Inn.
15. Convalescent and retirement home

B. Accessory Uses Permitted: (Not requiring a use permit).

1. Private garages and private workshops.

19

ZONING DISTRICTS ZONING CODE CHAPTER 3

C. Conditional Uses Permitted: (Use permit required).

1. Day Care Center

2. Outside display of goods and merchandise, outside storage.

3. Wholesale establishments and warehouses, self storage units.

4. Any such other use as determined by the Community Development Department Director to be similar to those Conditional Uses listed above and not detrimental to the public health, safety or general welfare. (The Board of Adjustment shall have the authority to hear and decide appeals where it is alleged by the appellant that there is error in the order or decision made by an administrative official of the Town of Clarkdale based on or made in the enforcement of the Zoning Ordinance).

D. Maximum Building Height: 50 feet

E. Minimum Lot Size: None

F. Minimum Lot Frontage: 25 feet

G. Maximum Floor Area Ratio: None

H. Minimum Yards Required: None

I. The Performance Standards for CB Districts are:

1. **Traffic and curbs**-No development will be permitted which permits or encourages vehicular traffic to back into the highway right-of-way, or to otherwise unduly restrict or interrupt the normal flow of through traffic. Curbs shall be installed in front of each developed parcel.

2. **Landscaping and paving**-All open areas of an improved lot shall be maintained in a dust free condition by landscaping with trees, shrubs, or suitable ground cover. Undisturbed natural growth is encouraged. Covering with material that will provide an all weather surface is an alternative.

3. **Storage facilities**-Outdoor storage shall be permitted only in rear yards or side yards when accessory to a permitted use. All areas used for storage shall be enclosed on all sides by a masonry wall or solid fence. No materials or products shall be stacked or stored to exceed the height of the wall or fence; or as otherwise designated by the Board of Adjustment.

4. **Illumination**-Illumination of buildings, parking areas and loading facilities shall be so arranged as to eliminate glare toward streets and adjoining properties.

20

ZONING DISTRICTS ZONING CODE CHAPTER 3

5. **Noise**-At no point on the boundary of residential or business zones shall the sound pressure level of an individual operation or plant exceed the decibel levels in the designated octave banks shown below (excluding operation of motor vehicles or other transportation facilities):

Maximum Sound Pressure

Octave Cycles		Bank Per Second	Level in Decibels .0002 Dynes per CM2
0	to	75	72
75	to	150	67
150	to	300	59
300	to	600	52
600	to	1200	46
1200	to	2400	40
2400	to	4800	34
Above		4800	32

Sound levels shall be measured with a sound level meter and associated octave band filter manufacture according to standards prescribed by the American Standards Association. Measurements shall be made using the flat network of the sound level meter. Impulsive type noise shall be capable of being accurately measure with equipment. Noises capable of being so measured, of the purpose of this section, shall be those noises which cause rapid fluctuations of the needle of the sound level meter with a variation of no more than plus or minus two decibels. Noises incapable of being so measured, such as those of an irregular or intermittent nature, shall be controlled so as not to become a nuisance to adjacent uses.

6. **Smoke**-No emission of smoke from any source shall be permitted to exceed a greater density than that density described as No. 1 on the Ringleman Chart. However, smoke may be emitted, which is equal to but not darker than No. 2 on the Ringleman Chart, for not more than four (4) minutes in any thirty (30) minute period. For the purpose of grading the density of smoke, the Ringleman Chart as published by the U.S. Bureau of Mines shall be the Standard.

7. **Glare or Heat**-Any activity producing intense glare or heat shall be performed within a completely enclosed building in such a manner as not to create a nuisance or hazard along lot lines.

8. **Odors**-No Emission of odorous gases or other odorous matter shall be permitted in such quantities as to be offensive or such a manner as to create a nuisance or hazard beyond the property lines.

9. **Vibration**-No vibration shall be permitted which is discernible beyond the lot line to the human sense of feeling for three (3) minutes or more duration in any one (1)

21

ZONING DISTRICTS **ZONING CODE** **CHAPTER 3**

hour of the day between the hours of 7:00 a.m. to 7:00 p.m., or of thirty (30) seconds or more duration in any one hour during the hours of 7:00 p.m. & 7:00 a.m.

10. **Fly Ash, Dust, Fumes, Vapors, Gases and Other Forms of Air Pollution-** No emission shall be permitted which can cause damage to health, to animals, to vegetation, to other forms of property, or which can cause any excessive spoiling.

11. **Liquids and Solid Waste-**No wastes shall be discharged in the streets, drainage ways or property which is dangerous to the public health and safety, and no waste shall be discharged in the public sewage system which endangers the normal operation of the public sewage system.

12. **Frontage Road-**In those CB areas which are immediately adjacent to any state or federal highway, the owner shall, upon use of said property, construct at hi won expense a frontage road providing access to said highway. The frontage road shall be constructed according to the specifications of the Town of Clarkdale, Arizona.

13. **Screening-**An owner of CB property whose property is immediately adjacent to any property having the zoning classification other than Industrial shall, at his own expense, at the time of use of the property, construct a screen on his property to act as a barrier between his property and adjacent property having a more restrictive zoning classification. The screen may consist of plantings and/or a fence of solid construction as prescribed by the Town of Clarkdale upon application of the owner at the time the property is put to use.

J. Signs: Sign requirements for this zone are outlined in Section 7.

22

GENERAL PROVISIONS ZONING CODE CHAPTER FOUR

d. **Education, Religious, Recreation, Assembly:**

Elementary and Jr. High Schools	2 / classroom
High Schools	1 / 4 students
Colleges, Universities	10/ classroom
Place of Worship	1 / 4 seats + assembly
Fitness Center	3 / 4 capacity
Golf Course	59 / 9 holes
Commercial Recreation Facility	1 / 4 total capacity
Fraternal Lodge	1 / 4 total capacity
Auditorium, Sports Arena, Theater, Stadium	1 / 4 seats (24"/Seat)
Exhibition Hall, Assembly (Non-fixed seating)	1 / 100 sq. ft., or 1 / 5 occ. (Fire code)

e. **Industrial Uses:**

Manufacturing, Fabrication	1 / 1000 sq. ft., or 1.5 employees, which-ever is greater
Warehouse	1 / 2000 sq. ft. + parking for vehicles used on site.
Self-storage, Mini-warehouse	24 ft. wide aisles + caretaker parking.

f. **For mixed use developments**: required off-street parking spaces shall be the sum of those for individual uses, unless it is demonstrated that intended uses are compatible for shared parking facilities.

g. **Uses not mentioned:** The required off-street parking for any building, structure or use of land of a type not listed in this subsection shall be determined by the Zoning Administrator. The Zoning Administrator shall be guided by comparison with the parking standards for similar uses which are listed in this, or other Zoning Codes.

h. **Exempted Areas:** Lots 1 - 10, Block 44, the westerly ½ of Lot 10 and Lots 11 - 16, Block 45 Clarkdale Subdivision are exempt from the standards specified in Section 4-12 A 1.a above.

2. Design Standards for off-street Parking:

a. All off-street automobile parking facilities shall be designed with appropriate means of vehicular access to a street, alley or public

8

SCOTT W. LINDSAY

Arizona Certified General Real Estate Appraiser No. 30292

P. O. Box 456
Dewey, Arizona 86327

Office: (928) 533-9078
Fax: (602) 265-7310

BIRTHPLACE:	Ogden, Utah	02/59
EDUCATION:	Arizona State University - Tempe, AZ, Bachelor of Science Degree in Agribusiness Management 1985	
	Mesa Community College, Associate Degree, Honors Graduate	1982
	S.R.E.A. - Brigham Young University, Course 101	1980
	S.R.E.A. - Portland, Oregon - Course 102	1983
	S.R.E.A. - Tempe, AZ - Course 201	1982
	S.R.E.A. - Tempe, AZ - Course 202	1985
	S.R.E.A. - Tempe, AZ - Narrative Report Writing Seminar	1987
	Various Real Estate Courses at Brigham Young University, Mesa Community College and Arizona State University	1980-85
	Numerous, continuing education and recertification classes	1988-Present
PROFESSIONAL AFFILIATIONS:	Senior Member American Society of Appraisers, Real Property Urban - 1988 - 2001	
EXPERIENCE:	Principal, Pearsall Lindsay & Associates, L.L.C.	2002-2003
	Principal, Aztec Appraisal Services, Inc.	1994-2002
	Real Estate Appraisals and Consulting Livestock and Crop Valuations Machinery and Equipment Appraisals	1981-Present
	Independent Fee Appraiser - Contract work for: First Appraisal Services John L. Loper & Associates Appraisal Sciences Various Private Clients	
	Livestock Ranch Owner/Operator	1976-2002
APPRAISAL CLIENTS & PROJECTS:	John L. Loper & Associates	Glendale, Arizona
	Appraisal Sciences, Ltd.	Phoenix, Arizona
	First Appraisal Services	Phoenix, Arizona
	Arizona Department of Transportation	Phoenix, Arizona
	Arizona Game and Fish Department	Phoenix, Arizona
	Arizona State Land Department	Phoenix, Arizona
	Johnson Stewart Company	Mesa, Arizona
	Johnson Ranch	Mesa, Arizona
	Foster Enterprises	Brawley, California
	B&B Citrus Farms	Mesa, Arizona
	Kaser Citrus	Mesa, Arizona

SCOTT W. LINDSAY
Page 2

APPRAISAL CLIENTS AND PROJECTS(cont):

Freeman Farms	Mesa, Arizona
Metropolitan Water District of Southern California	Los Angeles, California
United States Department of Interior Bureau Reclamation	Phoenix, Arizona
United States Department of Interior National Park Service	Denver, Colorado
City of Mesa	Mesa, Arizona
Yavapai County Administration	Prescott, Arizona
Hopi Indian Tribe	Kykotsmovi, Arizona
Salt River Project	Phoenix, Arizona
Small Business Administration	Phoenix, Arizona
Thunderbird Park	Phoenix, Arizona
Aztec Materials, Inc.	Mesa, Arizona
Town Of Gilbert	Gilbert, Arizona
Rocky Mountain Elk Foundation	Missoula, Montana
Various lenders, law firms and private clients	

SCOPE OF WORK: Real Estate Appraisal Services - Appraisals of Vacant Land; Agricultural Properties including Livestock Ranches, Croplands, Poultry Facilities, Aquaculture Properties, Dairies, Livestock, Crops and Equipment; Eminent Domain Properties, including Roadway, Canal and Utility Rights of Way, Slope and Drainage Easements; Commercial, Retail, Resort and Industrial Properties -Improved and Vacant; Aggregate/Sand and Gravel Properties; Mineral Right Valuations; Water Right Valuations; Feasibility Studies and Highest and Best Use Analysis; Urban and Rural Residential Properties - Improved, Vacant, Single and Multi-Family; Mixed Use and Special Use Properties; Existing and Proposed Developments; Leasehold and Partial Interests and Environmentally Sensitive Properties

AREA OF EXPERIENCE:

Arizona - Statewide
Southern California
Western New Mexico
Western Wyoming
Western Colorado
Northeastern Utah

REFERENCES:

Mr. Edward Johnson
Johnson Stewart Company
1132 West McLellan Road
Mesa, Arizona 85201
(480) 834-1042
(Various through 2002)

Mr. R. Keith Perkins
Attorney At Law
P.O. Box 893
Gilbert, Arizona 85299
(480) 539-9111
(1999-Present)

Mr. Martin Williams
Specialized Mortgage
16042 N. 32nd Street
Phoenix, Arizona 85032
(602) 308-0389
(2000-Present)

Mr. Ray Burden
B&B Citrus Farms
3404 North Val Vista Drive
Mesa, Arizona 85213
(480) 924-6282
(March 2003 and prior)

APR-5-2007 09:56A FROM: T '029395249 P.2

SCOTT W. LINDSAY

Arizona Certified General Real Estate Appraiser No. 30292

April 5, 2007

Searchlight Minerals Corp.
2441 W. Horizon Ridge Parkway, #120
Henderson, NV 89052
Attn: Mr. Melvin L. Williams

Re: Valuation of Transylvania Parcel L, 919-921 N. Main Street, Clarkdale, Yavapai County, Arizona.

Dear Mr. Williams:

Pursuant to your request, I have personally examined the property described above which consists of the above noted Transylvania Parcel, comprising an improved commercial property. The property is appraised as is, with a valuation date of January 18, 2007.

I have considered pertinent data affecting the valuation, including (1) general and specific location, (2) property size, (3) the highest and best use of the property (4) type and extent of area development, and (5) transactions involving comparable properties.

As a result of my investigation and study, I am of the opinion that the *Market Value* of the Fee Simple Interest in the subject property, in the as is condition, in cash or terms equivalent to cash, as of the date of valuation, January 18, 2007, is a range from:

TWO HUNDRED NINTY FIVE THOUSAND SEVEN HUNDRED DOLLARS
($295,700.00)

TO

THREE HUNDRED TWENTY THREE THOUSAND EIGHT HUNDRED DOLLARS
($323,800.00)

All supporting data relative to this valuation is contained in the appraisers file and a Restricted Format Appraisal is currently in process for the property and will be provided when available. The purpose of this valuation is to assist the client in internal purposes relating to the property.

Respectfully submitted,

Scott W. Lindsay
Arizona Certified General Real Estate Appraiser No. 30292
SWL:TransylvaniaLetDoc

RESTRICTED APPRAISAL

OF

AN ESSENTIALLY VACANT PROPERTY
(Transylvania Parcel s A, B, D, E, F, G & H)

LOCATED NEAR:

Clarkdale, Yavapai County, Arizona

PREPARED FOR:

Searchlight Minerals Corporation
2441 W. Horizon Ridge Parkway, #120
Henderson, NV 89052

DATE OF APPRAISAL:
August 27, 2007

DATE OF VALUATION:
December 31, 2006

APPRAISER:

Scott W. Lindsay
P.O. Box 456
Dewey, AZ 86327

TABLE OF CONTENTS

General Data	Page No.
Letter of Transmittal	
Property Maps	
Assumptions and Limiting Conditions	
Executive Summary	
Purpose of the Appraisal	1
Scope of Work for the Appraisal	1
Definitions	3
Exposure/Marketing Time	4
Legal Description	4
Chain of Title/Owner Contact	5
State And County Information	5
Area Description	8
Property Description	9
Zoning	11
Taxes And Assessments	11
Easements And Restrictions	12
Special Assessments	12
Signs	12
Highest And Best Use	12
Valuation	
Valuation Process	13
Valuation, Market Approach, As If Vacant	14
Final Conclusions	20
Certification	
Appendix	
Qualifications of the Appraiser

SCOTT W. LINDSAY

Arizona Certified General Real Estate Appraiser No. 30292

August 27, 2007

Searchlight Minerals Corporation
2441 W. Horizon Ridge Parkway, #120
Henderson, NV 89052
Attn: Mr. Melvin L. Williams

Re: Restricted Appraisal of an essentially vacant property of approximately 615.39 acres, +/-, located near, Clarkdale, Yavapai County, Arizona
Property ID: Transylvania Parcels A, B, D, E, F, G & H

Dear Mr. Williams:

Pursuant to your request, I have personally examined the property described elsewhere in this appraisal report, which comprises an essentially vacant property located near Clarkdale, Yavapai County, Arizona. The noted date of valuation is the date of inspection, December 31, 2006, and a typical marketing time of nine to eighteen months is assumed.

I have considered pertinent data affecting the valuation, including (1) general and specific location, (2) property size, (3) the highest and best use of the property (4) type and extent of area development, and (5) transactions involving comparable properties.

As a result of my investigation and study, I am of the opinion that the *Market Value* of the Fee Simple Interest in the subject property, in cash or terms equivalent to cash, and with an exposure time of approximately nine to eighteen months, as of the date of valuation, December 31, 2006, is a range from:

THREE MILLION ONE HUNDRED EIGHTY SEVEN THOUSAND FIVE HUNDRED DOLLARS
($3,187,500.00)

TO

THREE MILLION SEVEN HUNDRED SEVENTEEN THOUSAND FOUR HUNDRED DOLLARS
($3,717,400.00)

This value may be allocated by Parcel ID as follows:

P.O. Box 456 ♦ Dewey, Arizona 86327 ♦ (928) 533-9078 ♦ Fax: (602) 265-7310

SCOTT W. LINDSAY

August 27, 2007
Page 2

Parcel A - 413.49 Acres+/-:	$ 620,200.00
Parcel B - 32.97 Acres+/-:	$ 49,500.00
Parcel D - 76.80 Acres+/-:	$ 965,500.00 to $1,175,900.00
Parcel E - 54.50 Acres+/-:	$1,095,800.00 to $1,340,100.00
Parcel F - 27.26 Acres+/-:	$ 419,800.00 to $ 495,000.00
Parcel G - 0.84 Acres+/-:	$ 2,400.00
Parcel H - 9.53 Acres+/-:	$ 34,300.00

This report is the result of an appraisal assignment accepted by *Scott W. Lindsay* to determine the estimated market value of the subject property in the "as is" condition as of the date of valuation. The intended use of this report is to assist the client in internal purposes relating to the property. **The reliance of this report is restricted to <u>only</u> the client, Searchlight Minerals Corporation, and/or their assigns, and the use of this report by anyone else is strictly unintended.**

This appraisal assignment, after discussion with the client, will involve the valuation of the property by the Market Approach, Land As If Vacant approach to value with appropriate discounting applied to the parcels subject to or affected by an existing effluent water discharge lease agreement between the Town of Clarkdale and the property owner. The appraisal process will not be limited to the extent that the reporting of this assignment would tend to mislead or confuse the client.

As outlined in Standards Rule 2-2 of the Uniform Standards of Professional Appraisal Practice, the appraiser may communicate the results of an appraisal in one of three formats: the Self-Contained Appraisal Report, the Summary Appraisal Report, or the Restricted Appraisal Report. The primary difference between each of these options has to do with the level of detail presented to the client. The Restricted Appraisal Report was determined to be most appropriate for this appraisal assignment due to the nature of the property to be appraised, which comprises a tract of essentially vacant land and at the specific request of the client. **Due to the restricted nature/content of the appraisal report, the appraiser's opinions and conclusions, as set forth in this report, may not be understood properly without additional information contained in the appraiser's workfile.**

The scope of work for this report involves the collection and analysis of sufficient pertinent market data, coupled with appropriate valuation methodology in order to provide an accurate independent appraisal of the ownership interest in the property which is the subject of this report. This appraisal report is written in accordance with the guidelines and standards of the Uniform Standards of Professional Appraisal Practice. The communication of this report is written with the intent to comply with the guidelines established for a "Restricted Appraisal Report" in accordance with Standards Rule 2-2 of the Uniform Standards of Professional Appraisal Practice.

P.O. Box 456 ♦ Dewey, Arizona 86327 ♦ (928) 533-9078 ♦ Fax: (602) 265-7310

SCOTT W. LINDSAY

August 27, 2007
Page 3

Following herein you will find a summary of the data which has been used, in part, in arriving at the value estimated in this report.

Respectfully submitted,

Scott W. Lindsay
Arizona Certified General Real Estate Appraiser No. 30292

SWL:swl
C:\70804.wpd

P.O. Box 456 ♦ Dewey, Arizona 86327 ♦ (928) 533-9078 ♦ Fax: (602) 265-7310

SEE MAP INSET
Flagstaff
Williams
BILL WILLIAMS MTN. EL. 9,254 FT.
Winona
WALNUT CANYON NAT'L. MON.
Two Guns
National
Forest
Prescott
Oak Creek Canyon Natural Area
Drake
Pauiden
Perkinsville
Oak Creek Canyon
Slide Rock St. Pk.
Sedona
Munds Park
Mormon Lake
Red Rock State Park
Stoneman Lake
Nat'l.
Simmons
Chino Valley
TUZIGOOT NAT'L MON.
Clark-dale
Dead Horse
SUBJECT
JEROME ST. HIST. PK.
Jerome
Cornville
Happy Jack
MINGUS MTN. REC. AREA
Cotton-wood
MINGUS MTN. EL. 7,743 FT.
Camp Verde Ind. Res.
Beaver Creek Rec. Area
Montezuma Well
Lake Montezuma
Rimrock
MONTEZUMA CASTLE NAT'L MON.
FT. VERDE STATE HIST. PARK
Basin Area
Indian Res.
Cherry
Prescott
Prescott Valley
Dewey
Humboldt
Camp Verde
Long Valley
Clints Well
Groom Creek
Wilhoit
Mayer
Strawberry
Pine
Pine Rec. Area
MOGOLLON
Arco-santi
Dugas
Cordes Jct.
Cordes
Goodwin
TONTO NATURAL BRIDGE STATE PARK
Payson
Wagoner
Bumble Bee
Crown King
Tonto
NORTH PEAK EL. 7,449 FT.
Constellation
Black Canyon City
Rock Springs
NEW RIVER MTNS
MAZATZAL PK. EL. 7,894 FT.
Rye
Gisela
Castle Hot Springs
Seven Springs
HORSESHOE DAM
Jake's Corner
New River
Cave Creek
MT. ORD EL. 7,155 FT.
Tonto Basin
Punkin Center
Sunflower
WADDELL DAM
Carefree
Rio Verde
THEO. ROOSEVELT DAM
Adobe
SEE MAP INSET
Beardsley
Surprise
Ft. McDowell
Ft. McDowell Indian Res.
STEWART MTN. DAM
HORSE MESA DAM
MORMON FLAT
Waddell
El Mirage
Youngtown
Peoria
PHOENIX
Fountain Hills

LOCATION MAP

S01-T16N-R02E
S07-T16N-R03E
S08-T16N-R03E
Verde River
SYCAMORE CANYON RD
4100
3500
S18-T16N-R03E
S17-T16N-R03E
3400
S12-T16N-R02E
TOWN OF CLARKDALE
S20-T16N-R03E
MAIN ST
SOUTH BROADWAY
S19-T16N-R03E
S13-T16N-R02E
CEMENT PLANT RD
HAWK HOLLOW WY
RUSSELL ST
KETCHUM AV
INTERACTIVE

PLAT MAP

Verde River
SYCAMORE CANYON RD
BROADWAY
THIRD NORTH ST
MAIN ST
CEMENT PLANT RD
RUSSELL ST
KETCHUM
HAWK HOLLOW
WHISTLE STOP RD
LAUGHING HILL DR
MCKINNON RD
PHELPS DR
INTERACTIVE

AERIAL PHOTO

LIMITING CONDITIONS

In acceptance of this appraisal assignment and the completion of the appraisal report submitted herewith, it has been assumed by these appraisers:

1. LIMIT OF LIABILITY:

   The liability of Scott W. Lindsay is limited to the client only and to the fee actually received by Appraiser(s). Further, there is no accountability, obligation, or liability to any third party. If this report is disseminated to anyone other than client, the client shall make such party aware of all limiting conditions and assumptions of the assignment and related discussions. The Appraiser(s) is in no way to be responsible for any costs incurred to discovery or correct any deficiencies of any type present in the property; physically, financially, and/or legally. In the case of limited partnerships or syndication offerings or stock offerings in real estate, client agrees that if a legal action is initiated by any lender, partner, part owner in any form of ownership, tenant, or any other party, the client will hold the Appraiser completely harmless in any such action from any and all awards or settlements of any type, regardless of outcome.

2. COPIES, PUBLICATION, DISTRIBUTION, USE OF REPORT:

   Possession of this report or any copy thereof does not carry with it the right of publication, nor may it be used for other than its intended use; the physical report(s) remain the property of the Appraiser for the use of the client, the fee being for the analytical services only.

   Except as hereinafter provided, the client may distribute copies of this appraisal report in its entirety to such third parties as he may select; however, selected portions of this appraisal report shall not be given to third parties without the prior written consent of the signatories of this appraisal report. Neither all nor any part of this appraisal report shall be disseminated to the general public by the use of advertising media, public relations, news, sales or other media for public communication without the prior written consent of the appraiser. (See last item in following list for client agreement/consent).

3. CONFIDENTIALITY:

   This appraisal is to be used only in its entirety and no part is to be used without the whole report. All conclusions and opinions concerning the analysis as set forth in the report were prepared by the Appraiser(s) whose signature(s) appear on the appraisal report, unless indicated as "Review Appraiser." No change of any item in the report shall be made by anyone other than the Appraiser(s). The Appraiser(s) and firm shall have no responsibility if any such unauthorized change is made.

   The Appraiser(s) may not divulge the material (evaluation) contents of the report, analytical findings, or conclusions, or give a copy of the report to anyone other than the client or his designee as specified in writing except as may be required by a court of law or body with the power of subpoena.

4. INFORMATION USED:

No responsibility is assumed for accuracy of information furnished by work of others, the client, his designee, or public records. We are not liable for such information or the work of possible subcontractors. The comparable data relied upon in this report has been confirmed with one or more parties familiar with the transaction or from affidavit or other source thought reasonable; all are considered appropriate for inclusion to the best of our factual judgment and knowledge. An impractical and uneconomic expenditure of time would be required in attempting to furnish unimpeachable verification in all instances, particularly as to engineering and market-related information. It is suggested that the client consider independent verification as a prerequisite to any transaction involving sale, lease or other significant commitment of funds or subject property.

5. TESTIMONY, CONSULTATION, COMPLETION OF CONTRACT FOR APPRAISAL SERVICE:

The contract for appraisal, consultation or analytical service is fulfilled and the total fee is payable upon completion of the report. The Appraiser(s) or those assisting in preparation of the report will not be asked or required to give testimony in court or hearing because of having made the appraisal, in full or in part, nor engage in post appraisal consultation with client or third parties except under separate and special arrangement and at additional fee. If testimony or deposition is required because of any subpoena, the client shall be responsible for any additional time, fees, and charges regardless of issuing party.

6. EXHIBITS:

Any sketches, maps, and photographs in this report are included to assist the reader in visualizing the property and are not necessarily to scale. Site plans are not surveys unless shown from separate surveyor.

7. LEGAL, ENGINEERING, FINANCIAL, STRUCTURAL, OR MECHANICAL COMPONENTS: SOIL QUALITY:

No responsibility is assumed for matters legal in character or nature, nor of any architectural, structural, mechanical, or engineering nature. No opinion is rendered as to the title, which is presumed to be good and merchantable. The property is appraised as if free and clear, unless otherwise stated in the appraisal report.

The legal description is assumed to be correct as used in this report as furnished by the client, his designee, or as derived by the Appraiser(s).

Please note that no advice is given regarding mechanical equipment or structural integrity or adequacy, soils and potential for settlement on drainage, matters concerning liens, title status, and legal marketability, and similar matters. The client should seek assistance from qualified architectural, engineering, or legal professionals regarding such matters. The lender and owner should inspect the property before any disbursement of funds. Further, it is likely that the lender or owner may wish to require mechanical or structural inspections by a qualified and licensed contractor, civil or structural engineer architect, or other expert.

The Appraiser(s) has inspected as far as possible, by observation, the land and the improvements; however, it was not possible to personally observe conditions beneath the soil or hidden structural or other components. We have not critically inspected mechanical components within the improvements and no representations are made herein as to these matters unless specifically stated and considered in the report. The value estimate considers there being no such conditions that would cause a loss of value. The land or the soil of the area being appraised appears firm; however, subsidence in the area is unknown. The Appraiser(s) do not warrant against this condition or occurrence of problems arising from soil conditions.

The appraisal is based on there being no hidden, unapparent, or apparent conditions of the property site, subsoil, or structures or toxic materials which would render it more or less valuable. No responsibility is assumed for any such conditions or for any expertise or engineering to discovery them. All mechanical components are assumed to be in operable condition and status standard for properties of the subject type. Conditions of heating, cooling, ventilating, electrical and plumbing equipment is considered to be commensurate with the condition of the balance of the improvements unless otherwise stated. No judgment may be made by us as to adequacy of insulation, type of insulation, or energy efficiency of the improvements or equipment which is assumed standard for the subject property's age and type.

If the Appraiser(s) has not been supplied with a termite inspection, survey or occupancy permit, no responsibility or representation is assumed or made for any costs associated with obtaining same or for any deficiencies discovered before or after they are obtained. No representations or warranties are made concerning the above mentioned items.

The Appraisers assumes no responsibility for any costs or consequences arising due to the need, or the lack of need for flood hazard insurance. An Agent for the Federal Flood Insurance Program should be contacted to determine the actual need for Flood Hazard Insurance.

8. LEGALITY OF USE:

The appraisal is based on the premise that there is full compliance with all applicable federal, state, and local environmental regulations and laws unless otherwise stated in the report, and that all applicable zoning, building, use regulations and restrictions of all types have been complied with unless otherwise stated in the report.

It is further assumed that all required licenses, consents, permits, or other legislative or administrative approvals from all applicable local, state, federal and/or private authorities have been or can be obtained or renewed for any use considered in the value estimate.

9. COMPONENT VALUES:

The allocation of the total valuation in this report between land and improvements, if included in this report, applies only under the use of the property which is assumed in this report. The separate valuations for land and building must not be used in conjunction with any other appraisal and are invalid if so used.

10. AUXILIARY AND RELATED STUDIES:

No environmental or impact studies, special market study or analysis, special highest and best use study or feasibility study has been requested or made unless otherwise specified in an agreement for services or so stated in the report.

11. DOLLAR VALUES, PURCHASING POWER:

The market value estimated and the costs used are as of the date of the estimate of value. All dollar amounts are based on the purchasing power and value of the dollar as of the date of the value estimate.

12. VALUE CHANGE, DYNAMIC MARKET, INFLUENCES, ALTERATION OF ESTIMATE BY APPRAISER:

The estimated market value, which is defined in the report, is subject to change with market changes over time. Value is highly related to exposure, time, promotional effort, terms, motivation, and conditions. The value estimate considers the productivity and relative attractiveness of the property physically and economically in the marketplace as of the date of value.

In cases of appraisals involving the capitalization of income benefits, the estimate of market value or investment value or value in use is a reflection of such benefits and Appraiser's interpretation of income and yields and other factors derived from general and specific client and market information. Such estimates are as of the date of the estimate of value, and they are thus subject to change as the market changes.

The "Estimate of Market Value" in the appraisal report is not based in whole or in part upon the race, color or national origin of the present owners or occupants of the properties in the vicinity of the property appraised.

The appraisal report and value estimate are subject to change if the physical or legal entity or the terms of financing are different from what is set forth in this report.

13. INCLUSIONS:

Except as specifically indicated and typically considered as a part of the real estate, furnishings, equipment, or other personal property, or business operations have been disregarded with only the real estate being considered in the value estimate. In some property types, business and real estate interests and values are combined but only if so stated within this report.

14. PROPOSED IMPROVEMENTS, CONDITIONED VALUE

Improvements proposed, if any, on-site or off-site, as well as any repairs required are considered for purposes of this appraisal to be completed in good and workmanlike manner according to information submitted and/or considered by the appraisers. In cases of proposed construction, the appraisal is subject to change upon inspection of the property after construction is completed. This estimate of market value is as of the date shown, as proposed, as if completed and operating at levels shown and projected, unless otherwise stated.

15. MANAGEMENT OF THE PROPERTY:

It is assumed that the property which is the subject of this report will be under typically prudent and competent management, neither inefficient or superefficient.

16. FEE:

The fee for this appraisal or study is for the service rendered and not solely for the time spent on the physical report or the physical report itself.

17. INSULATION AND TOXIC MATERIALS:

Unless otherwise stated in this report, the Appraiser(s) signing this report have no knowledge concerning the presence or absence of toxic materials and/or ureaformaldehyde foam insulation in existing improvements. If such is present the value of the property may be adversely affected, and re-appraisal at additional cost will be necessary to estimate the effects of such.

18. CHANGES, MODIFICATIONS:

The Appraiser(s) reserve the right to alter statements, analyses, conclusions or any value estimate in the appraisal if there becomes known to them facts pertinent to the appraisal process which were unknown when the report was finished.

19. **ACCEPTANCE AND/OR USE OF THIS APPRAISAL REPORT BY THE CLIENT OR ANY THIRD PARTY CONSTITUTES ACCEPTANCE OF THE ABOVE CONDITIONS. APPRAISER LIABILITY EXTENDS ONLY TO THE STATED CLIENT AND NOT TO SUBSEQUENT PARTIES OR USERS, AND THE LIABILITY IS LIMITED TO THE AMOUNT OF FEE RECEIVED BY THE APPRAISER(S).**

EXECUTIVE SUMMARY

Owner of Record:	Transylvania International, Inc. (as of DOV)
Location of Property:	Near Clarkdale, Yavapai County, AZ
Tax Parcel Numbers:	400-01-007E (Parcel A), 400-02-001 (Parcel B), 400-01-007F (Parcel D), 400-05-017G & 017H (Parcel E), 400-06-003, 003A & 003B (Parcel F), 400-05-006A (Parcel G) and 400-06-002C (Parcel H)
Property Description:	Essentially vacant land tracts that are generally contiguous. Terrain ranges from nearly level to steep hilly topography. Minor portions of the property are within a designated 100 year flood zone. Several of the parcels are impacted directly or are affected by an existing effluent water discharge lease.
Site Area:	APN 400-01-007E (Parcel A) - 413.49 acres, ±; APN 400-02-001 (Parcel B) - 32.97 acres, ±; APN 400-01-007F (Parcel D) - 76.80 acres, ±; APN 400-05-017G & 017H (Parcel E) - 54.5 acres, ±; APN 400-06-003, 003A & 003B (Parcel F) - 27.26 acres, ±; APN 400-05-006A (Parcel G) - 0.844 acres, ± and APN 400-06-002C (Parcel H) - 9.53 acres, ±.
Building/Site Improvements:	Various site improvements such as fencing, gates, graded access roads, irrigation facilities utilized in conjunction with the effluent water discharge lease affected lands and old mining/smelting related improvements are present on portions of the property. No major structural improvements are reported to exist on the property. Therefore, the subject property is appraised "as if vacant".
Zoning:	APN 400-01-007E - RCU-2A, Yavapai County; APN 400-02-001 - R1L-175, Yavapai County; APN 400-01-007F - I, Town of Clarkdale; APN 400-05-017G - R1A, Town of Clarkdale; APN 400-05-017H - I, Town of Clarkdale; APN 400-06-003 - I, Town of Clarkdale; APN 400-06-003A - I, Town of Clarkdale; APN 400-06-003B - R1A, Town of Clarkdale; APN 400-05-006A - R1A, Town of Clarkdale and APN 400-06-002C - R1A, Town of Clarkdale.
Present Use:	Vacant Land

Highest and Best Use:	Land Investment/Mixed Use Development/Potential Mining/Material Extraction
Interest Appraised:	Fee Simple
Date of Valuation:	December 31, 2006
ESTIMATED VALUE - LAND AS IF VACANT BY MARKET APPROACH:	**$3,187,500.00 to $3,717,400.00**
ESTIMATED VALUE - AS IMPROVED BY COST APPROACH:	**N/A**
INCOME APPROACH:	**N/A**
MARKET APPROACH, AS IMPROVED:	**N/A**
FINAL CONCLUSION OF VALUE:	**$3,187,500.00 TO $3,717,400.00**

This value may be allocated by Parcel ID as follows:

Parcel A - 413.49 Acres+/-:	**$ 620,200.00**
Parcel B - 32.97 Acres+/-:	**$ 49,500.00**
Parcel D - 76.80 Acres+/-:	**$ 965,500.00 to $1,175,900.00**
Parcel E - 54.50 Acres+/-:	**$1,095,800.00 to $1,340,100.00**
Parcel F - 27.26 Acres+/-:	**$ 419,800.00 to $ 495,000.00**
Parcel G - 0.84 Acres+/-:	**$ 2,400.00**
Parcel H - 9.53 Acres+/-:	**$ 34,300.00**

County. My analyses incorporated both historic and current data. In addition, I examined the Highest and Best Use of the subject land as if vacant. The highest and best use conclusion is stated in this appraisal report with details relating to this analysis contained in the appraisers workfile. Sources of information utilized in the area and market analyses included the Arizona Department of Economic Security, the Arizona Real Estate Center of Arizona State University, the Arizona Department of Commerce and various Arizona business and industry publications.

Market data utilized in the appraisal of the subject property was provided by NAMLS and by the Yavapai County Assessor and Recorder Offices. Sales of vacant properties were examined in my analysis, which encompassed transactions occurring over the past several years, prior to the date of valuation. Details relating to the market data and corresponding valuation analysis are contained in the appraisers workfile, and are not described in detail within the context of this "restricted" appraisal.

Maps were provided for the property by Yavapai County as well as various governmental agencies. A statement description of the subject property follows in latter sections of this report with a detailed description contained in the appraisers workfile.

Within the scope of this report, the three traditional approaches to value have been considered. Each approach is stated in the valuation section, and the data used therein is referenced. The significance of each approach is addressed in the conclusion section of the report, with certain approaches to value excluded, when such exclusion is rendered appropriate, due to the nature of the property, the appraisal assignment, or client requirements.

A soils report or other environmental study conducted for the property was not supplied to the appraiser. *This appraisal assumes that the property is not affected by environmental contaminants.* Based on past use of portions of the property for industrial/mining/processing purposes, there may be reason to believe that areas of the subject could be contaminated, therefore the reader of this report is cautioned that the presence of such substances can have a dramatic impact upon the value of a property. The appraiser reserves the right to amend this report if it is determined that the property is impacted by any known contamination.

This appraisal report is the result of an "appraisal assignment" accepted by *Scott W. Lindsay.* It is my intention that this appraisal service be performed in such a manner that the results of the analysis, opinion, or conclusion are that of a disinterested party. This appraisal report is written to conform with the guidelines and standards of the Uniform Standards of Professional Appraisal Practice. I have analyzed the requirements for adequately reporting the value of the subject property, in relation to the USPAP reporting requirements, and have found that the client's requirements may be met by a "restricted" appraisal report, due to the essentially vacant nature of the property and the required use of the report by the client for internal purposes relating to the subject property. This appraisal report will conform to the minimum standards required by the client. Thus, this report represents a restricted appraisal report in accordance with Standards Rule 2-2 of the Uniform Standards of Professional Appraisal Practice, although, if required, further detail may be provided in certain sections of the report. Where statement descriptions are provided per restricted format appraisal requirements, additional description and/or analysis are contained in the appraisers workfile.

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In conclusion, the scope of work for this report involved the collection and analysis of sufficient, pertinent market data, coupled with appropriate valuation methodology in order to provide an accurate independent appraisal of the Market Value of the subject property based on the "as is" condition. In this case, the subject property comprises essentially vacant land. Thus, the analysis and valuation of the property is based on the current use, as well as potential use/development of the site.

DEFINITIONS

Market Value

Market Value means the most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

1) Buyer and seller are typically motivated;

2) Both parties are well informed or well advised, and acting in what they consider their own best interests;

3) A reasonable time is allowed for exposure in the open market;

4) Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

5) The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

Source:
Federal Register, Vol. 55, No. 165,
Aug. 24, 1990, Rules and Regulations, 12 CFR Part 34.43(f)

Market Value "as is" on appraisal date means an estimate of the Market Value of a property in the condition observed upon inspection and as it physically and legally exists without hypothetical conditions, assumptions, or qualifications as of the date the appraisal is prepared.

Source:
Appraisal Policies and Insured Institutions and
Service Corporations, Federal Home Loan Bank Board,
"Final Rule", 12 CFR Parts 563 and 571, Dec. 21, 1987

Market Value "as is" means an estimate of the Market Value of a property in the condition observed upon inspection and as it physically and legally exists without hypothetical conditions, assumptions, or qualifications as of the date of inspection. When "as is" valuation premise is used, the property is valued as of a specified date, assuming the property is in precisely the condition or status it actually was (is) in on the effective date of value. This condition must be accurately described in the appraisal report.

One approach in estimating the Market Value of an "as is" condition is to first estimate the Market Value of the completed or "stabilized" condition. The "as is" condition should consider (deduct) all of the anticipated costs incurred to achieve full completion and/or stabilized occupancy of an income property. Included might be leasing commissions, rent concessions typical of existing

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market, sales concessions, estimated costs to complete construction or tenant improvements, and lost opportunity, etc. along with appropriate discounts for time, etc.

In summary, an appraisal of the "as is" condition will estimate the defined value of a property while precisely reflecting its actual physical, legal, economic, and political status on the effective date of valuation.

Fee Simple

The absolute ownership unencumbered by any other interest or estate.

Source:
The Appraisal of Real Estate
American Institute of Real Estate Appraisers, Ninth Edition

Exposure Time

The estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of the appraisal; a retrospective estimate based upon an analysis of past events assuming a competitive and open market.

Source:
Uniform Standards of Professional Appraisal Practice, 1995 Edition
Statement on Appraisal Standards No. 6 (SMT-6)

EXPOSURE/MARKETING TIME

Analysis of the subject market area suggests a reasonable exposure/marketing time for the subject property, with professional marketing and market pricing of approximately nine to eighteen months.

LEGAL DESCRIPTION

A title report was not furnished to the appraiser. The following information is based on the appraisers research and Yavapai County Assessor's Office.

The property to be appraised may be briefly described as portions of the W2W2 of Section 17, Section 18, the N2 of Section 19 and the NW4 of Section 20, Township 16 North Range 3 East, G&SRB&M, Yavapai County Arizona, with exceptions.

The property is designated by Yavapai County as Assessor Parcel Number 400-01-007E, with a reported total site area of 413.49 acres, more or less (Parcel A); Assessor Parcel Number 400-02-001, with a reported total site area of 32.97 acres, more or less (Parcel B); Assessor Parcel Number 400-01-007F, with a reported total site area of 76.8 acres, more or less (Parcel D); Assessor Parcel Numbers 400-05-017G & 017H , with a reported total site area of 54.5 acres, more or less (Parcel E); Assessor Parcel Numbers 400-06-003, 003A & 003B, with a reported total site area of 27.26 acres, more or less (Parcel F); Assessor Parcel Number 400-05-006A, with a reported total site area of 0.844 acres, more or less (Parcel G) and as Assessor Parcel Number 400-06-002C, with a reported

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total site area of 9.53 acres, more or less (Parcel H). The overall subject property has a total estimated site area of 615.39 acres, more or less.

According to Yavapai County Assessor records the property is classified as vacant land.

CHAIN OF TITLE/OWNER CONTACT

A title report has not been furnished for the subject property. Information provided to the appraiser from Yavapai County records discloses that ownership of the property, as of the date of valuation, was vested in Transylvania International Incorporated by documents recorded over 3 years in the past which are not considered relevant in the current valuation of the subject property. No other market conveyances involving title to the property have been discovered in the past five years by the appraiser's research. It should be noted that a transfer in title to the property occurred shortly after the date of valuation with the subject property transferring along with several other parcels from Transylvania International Inc. to Clarkdale Minerals LLC. This transaction recorded February 15, 2007 at Docket 4481 Page 575 as a Special Warranty Deed. This internal transaction was affidavit exempt under A.R.S. 42-11-1134 (B)(6). The appraiser last inspected the subject property on December 31, 2006, accompanied by a representative of Transylvania International Inc./Clarkdale Minerals LLC.

STATE AND COUNTY INFORMATION

The property to be appraised is located in west central Arizona in Yavapai County. The State of Arizona is located in the southwestern United States and borders California, Nevada, Utah and New Mexico. In addition, the southern boundary of Arizona is the international border with the Republic of Mexico. Arizona is the sixth largest state in the United States in land area, containing 113,508 square miles of land and an additional 492 square miles of lakes and rivers. The geography and climate of Arizona is very diverse. The northeast portion of the state is best described as a high plateau region with winters which can be quite harsh. The southwest portion of the state consists of low mountain ranges and desert valleys. The climate in this portion of the state is quite extreme with mild winters and very hot summers. A third region of the state is a high mountainous area crossing the central portion of the state between the desert valleys to the southwest and high plateaus to the northeast. The climate in this area is relatively mild year long.

Arizona, driven to a great extent by development in Maricopa County, has historically been a leader in three important indices of growth: growth in employment, growth of personal income, and population growth. Population is considered to be a measure of total growth, and Arizona has experienced rapid population growth continuously for the last five years. Over this period, population has risen over 3% annually in Arizona, three times as fast as the national average. Although population growth in the state during the current cycle peaked in early 1996, Arizona presently ranks second in the nation in terms of percent change in population. Total personal income can also be considered a measure of total growth. Growth of personal income in Arizona in 2005 increased by 35.6% over the 2000 indicator. Employment is a more narrow, but important gauge of growth.

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Arizona employment growth increased by 12.69% between 2000 and 2005 while the unemployment rate increased from 4.0% in 2000 to 4.7% in 2005.

The growth of the state in population, personal income, and employment is important in the appraisal of properties in Arizona, especially throughout the central portion. An increase in population creates demand for additional residential, commercial, and industrial property and affects the value of such properties with this increasing demand. Arizona had a 2005 estimated population of 6,044,985 people, indicating an increase in population of approximately 17.8% from 2000.

Arizona had an influx of nearly a million people during the 1980's and nearly one and one-half million people in the 1990's, dramatically increasing population density. The 2000 census estimate indicates a density of 45.2 persons per square mile in Arizona. As might be expected, Maricopa County is the most densely populated county, much of which is attributable to the main metropolitan area of Phoenix. Yavapai County contains nearly 3.4% of the total Arizona population, comprising approximately 4.1% of the State's population growth since 2000. The 2005 estimated population of Yavapai County was 205,105 people, compared to a 2000 census figure of 167,517, and a 1990 census figure of 107,714.

According to recent population estimates, there are 14 cities in Arizona with populations over 50,000. Of these cities, ten are located within Maricopa County, with eight of these having populations over 100,000. Phoenix is the largest city in Arizona with an estimated 2005 population of 1,452,825. Other cities in Maricopa County with populations over 100,000 include Mesa, Glendale, Scottsdale, Chandler, Gilbert, Peoria and Tempe. The only city outside Maricopa County with a population over 100,000 is Tucson, having an estimated population of 529,770. Yuma, Surprise, Avondale, Flagstaff and Lake Havasu City are other communities in Arizona with fairly sizable populations, with each having populations over 50,000.

The primary sectors of Arizona's economy include services, trade, and manufacturing. The services sector is, by far, the largest sector of the Arizona economy. Many of these jobs are directly related to the tourism industry, which injects billions of dollars into the state each year. Wholesale and retail trade also constitute a large portion of the state's economy, with government employment and manufacturing contributing significantly to the economy, as well. The smallest sector in the economy is mining, however, both mining and agricultural jobs have historically been important to Arizona.

Through the years, there has been a shift in the State's industrial structure, with significant declines in mining and agriculture in relation to other sectors. Presently, the most important sectors are considered to be services, trade, manufacturing and government, with each contributing more than 10% to the total Arizona personal income. If gross product is used as the base of measurement, the finance, insurance and real estate industry must be added to this group. Construction and transportation, communication and public utilities are also important categories, and tourism is a major industry which consists of a portion of several major sectors. The industrial structure is much like the national structure, except that manufacturing is slightly less important in Arizona while retail trade and government are somewhat more significant.

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Agriculture and mining remain dominant forces of the local economy in some parts of rural Arizona. Moreover, Maricopa County is the largest producer of crops and livestock in the State, with substantial amounts of agricultural produce shipped from the area to other parts of the nation. In addition, Arizona contributes significantly to total national copper production. However, their shares of employment and gross product are comparatively small, with agriculture and mining each contributing only about 2% to the total Arizona personal income. Although the actual output of mining and agriculture has not necessarily declined, growth in these industries has been much slower than that of other industries. That is, the explosive growth of the urbanized areas has overwhelmed these rural industrial sectors. Moreover, these changes in the economy did not occur recently. Mining declined first, replaced by government, and agriculture declined more recently, replaced by manufacturing and, later, by services. By the mid 1960's, the area's economic structure already closely resembled that of today.

Yavapai County is located in the west central portion of the state, and contains a total land area of 8,125 square miles. Of this total, the Federal Government owns or controls 50%, twenty five percent is State owned, with approximately 25% being privately owned. A small percentage of the county is occupied by Indian Reservation lands. This category is included under the Federally owned or controlled acreage.

The eastern, northeastern and central portions of Yavapai County lie within the Tonto and Prescott National Forests, and are fairly mountainous in nature. The Verde Valley, with the communities of Camp Verde, Cottonwood, Clarkdale and Jerome, is in the northeastern portion of the county, while Prescott, the county seat, lies in the central part of the county at the northern tip of the Bradshaw Mountains. The Chino Valley extends northwesterly from the Prescott area to the northern portion of the county near Seligman, while the western and southern portions of the county are characterized by numerous small, but quite rugged mountain ranges and valleys, as well as rolling, high desert lands. In all, Yavapai County is rather diverse in nature in terms of terrain, elevation and scenery.

The leading towns in Yavapai County, based on population, are Prescott, Prescott Valley Sedona/Oak Creek, Verde Village, Cottonwood and Camp Verde. Smaller communities such as Chino Valley, Dewey-Humboldt, Clarkdale, Bagdad and Jerome also contribute to the population of the county. There are two major highways crossing the county, being Interstate 40, running along the northern boundary and Interstate 17, which runs through the eastern portion of the county from the Phoenix area and extends north to Flagstaff and I-40. U.S. Highway 89 runs north/south through the central portion of the county, connecting Wickenburg with Prescott and eventually I-40 at Ashfork. U.S. Highway 93 bisects the southwest corner of Yavapai County, carrying traffic from Phoenix to the Kingman area and eventually Las Vegas, Nevada. Several other state and local highways provide access throughout the county.

Yavapai County has recently shared in the upward growth of the balance of the state. The population of the county has increased over 22.4% during the 2000 to 2005 time period, making Yavapai County the second fastest growing county in the state, behind Pinal County. According to the Arizona Department of Economic Security, total employment in the county was approximately 85,555 during 2004. The population density in Yavapai County is 25.2 persons per square mile as

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opposed to the state average of over 53 persons. This indicates that the population of the county is rather sparse and scattered.

Points of interest in the county include Tuzigoot National Monument, Montezuma Castle National Monument, Jerome, Joshua Forest Parkway, the Bradshaw Mountains and various historic museums.

The principal industries in the county are recreation, tourism, copper mining, manufacturing and agriculture; primarily the raising of livestock on range land, with some farming located in various portions of the county, primarily near Chino Valley/Paulden and Dewey/Mayer. The county seat is in Prescott.

The populations of Arizona and Yavapai County are expected to increase in the foreseeable future, as more people are attracted to the area by the pleasant climate, the labor pool and a reasonably favorable tax situation.

In short, the economic projections for the state and county are all positive, and there is little question that growth will continue in the foreseeable future.

AREA DESCRIPTION

The property to be appraised is located in and near the community of Clarkdale, which was founded in 1914, but was not incorporated until 1957. Clarkdale is situated along SR 89A. The community is about 107 miles to the northwest of Phoenix and approximately 40-45 miles northeast of Prescott, the county seat. At an elevation of 3,550 feet, Clarkdale is about a two-hour drive south of the Grand Canyon.

The Clarkdale economy was initially based in smelter operations for nearby mining operations and related service activities. Since the curtailment of mining in Jerome, recreational, retail, manufacturing, commercial, governmental and service activities comprise the primary economic activities in the area. Clarkdale has also become a popular retirement/residential community due to the pleasant year-round climate, historic small town atmosphere and proximity to shopping and services in adjoining Cottonwood. The civilian labor force in 2006 was 2,004 with an unemployment rate of 3.5% of the labor force.

With a population of approximately 3,715 people as of 2006, an increase of 8.56% over the 2000 population, the community of Clarkdale is governed by a Mayor and Town Council. It is served by a city Police Department, the Sheriff's Department and the Department of Public Safety with a fire department present to provide emergency services. Cottonwood airport is located a short distance to the southeast. All utilities are available in the community, with Citizens Utility Company supplying natural gas and Qwest providing telephone service. Electricity is also provided by Arizona Public Service with water and sewer provided by Clarkdale. Public elementary, middle and high schools are in Clarkdale and nearby Cottonwood with a community college branch also present.

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State Routes 89A/260 comprise the primary business corridor in the area. The remainder of the roadways, both east/west and north/south, are all predominantly collector or feeder streets, serving local travelers and residents. As might be expected, development within this general area is consistent with that of most small communities, tending to be comprised of a random mixture of land uses in a growth pattern which fans out from the central district. By contemporary standards, the vast majority of the properties in this community are developed with rather mature buildings and other improvements, many constructed in the early to mid 1900's.

Many service attractions and recreational opportunities are present in the area including camping, fishing, hunting, hiking, equestrian trails, etc. with the Verde River Canyon Railroad, Sycamore Canyon Wilderness area, Tuzigoot National Monument and Dead Horse Ranch State Park among the nearby attractions.

Overall, the developed portions of the area are characterized by a small, centralized historic business district in downtown Clarkdale with other commercial development found along the SR 89A/260 corridor with a variety of retail, service and government activities. Moving away from the downtown area, land uses tend to become residential in nature with mixed-density land uses predominant. Much of the surrounding land is under government ownership, thus development of the outlying area is somewhat scattered. It is anticipated that the subject's market area will continue to demonstrate moderate, steady growth, primarily of a residential character, with commercial in-fill/redevelopment in the downtown area and along SR 89A.

PROPERTY DESCRIPTION

The following description of the subject property is based upon a physical inspection of the property on December 31, 2006, and in conjunction with the examination of Yavapai County Assessor plat maps and records. The dimensions and area calculations of the site and improvements contained in this discussion are based upon measurements supplied to the appraiser by the client representative, the owner representative and Yavapai County.

Site Data

Location and Access

The subject property is located to the northwest of North Broadway (Street), Clarkdale, Yavapai County, Arizona. Access to the property from North Broadway (Street) is by way of nearby Luke Lane and a series of internal access roads.

Shape and Size

The subject property is a highly irregular shaped parcel of land (please see plat map). According to Yavapai County Assessor records and appraiser calculations the overall property has a total estimated site area of 615.39 acres, more or less.

Topography and Soils

The subject property is generally gently sloping in terrain in the southern and southeast portions with the central and northern portions having steeper sloping to rolling/hilly terrain. The

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property generally lies at or near grade with the adjoining properties, railroad and roadways, although some variation in grade exists along the southern boundary, north and south of the banks of Bitter Creek. The appraiser is not aware of any sub-surface site improvements or excavations such as cesspools, fill-in swimming pools, bomb shelters, root cellars, unused septic tanks, fuel tanks or drywells on the property. A soils report or other environmental study which may have been conducted for the property has not been supplied to the appraiser. *This appraisal is written with the assumption that the property is free from environmental contaminants.* The reader of this report is cautioned that the presence of such substances can have a dramatic impact upon the value of the property. The appraiser reserves the right to amend this report if it is determined that the property is impacted by any known contaminants.

Most of the property to be appraised is found on the Flood Insurance Rate Map (FIRM) number 040095-0001B, effective December 1, 1982, published by the Federal Emergency Management Agency. The subject is located primarily within flood zone designation C, which is described as areas of minimal flooding. Portions of several of the subject parcels, along the southernmost boundary, are within a flood zone designation A, identified as areas of 100 year flooding without base flood elevations and flood hazard factors determined. An additional minor area of the property is within a flood zone designation B, identified as areas between the limits of the100 year flood and 500 year flood , or certain areas of 100 year flooding with average depths less than 1 foot or where the contributing drainage area is less than one square mile, or areas protected by levees from the base flood. As with any property, the subject may be susceptible to standing water due to localized conditions not reflected on the Flood Insurance Rate Maps.

Streets and Utilities

As noted, the subject has indirect access from paved Luke Lane which extends north from North Broadway(Street) to an adjacent tract. A series of internal access roads extend westerly and northwesterly from Luke Lane to the subject property. North Broadway(Street) is a paved two-way major roadway. Utilities available and in use throughout the immediate area of the subject site include water, sewer, natural gas, power and telephone service. All available utility services are extended to the southerly portion of the subject property.

Improvement Data

The property is presently improved with various site improvements including fencing, graded roadways, irrigation facilities for areas impacted by an easement with the Town of Clarkdale to place treated effluent water on portions of the subject site and several older site improvements utilized in conjunction with the historic industrial/smelting/mining facilities found on adjoining and nearby lands. No further consideration is given to the site improvements on the property with the parcel appraised "as if vacant". The contributory value, if any, of the existing site improvements is considered inherent in the underlying land value and will not be considered separately in this appraisal report. Thus, no further description or consideration will be given to the subject improvements in this appraisal report.

Approximately 144.0 acres, +/- of the property is impacted directly and/or indirectly by the existing effluent water discharge easement with the Town of Clarkdale. Some of the effects include limiting accessibility to the affected site and adjoining lands and the inability to develop or utilize the lands under easement for alternate use/development. Inherent in the valuation of the affected portions of the property are assumptions relating to the term/renewal term length of the agreement and that

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once the easement/agreement is terminated appropriate remediation efforts are taken for the property to have typical utility and potential for use/development commensurate with zoning and other factors, such as access, available utilities, terrain, etc.

Please refer to the plats, maps and photographs located elsewhere in this appraisal report and in the appraisers workfile for a more graphic understanding of the size, shape, location and condition of the subject property.

ZONING

According to the appraiser's research APN 400-01-007E (Parcel A) is within the RCU-2A zoning district of Yavapai County while APN 400-02-001 (Parcel B) is within the R1L-175 zoning district of Yavapai County. These are both low density residential use zonings under county jurisdiction. The RCU-2A district allows site-built or manufactured single family residential development on minimum 2 acre parcels while also allowing agricultural and accessory uses. The R1L-175 zoning is restricted to site built single family residences on minimum 175,000 square foot lots as well as various ancillary uses. APN 400-01-007F (Parcel D), 400-05-017H (Parcel E ptn.), 400-06-003 (Parcel F ptn.) and 400-06-003A (Parcel F ptn.) fall within zoning restrictions that allow commercial/industrial uses to occur under the I (Industrial) zoning district of Clarkdale. APN 400-05-017G (Parcel E ptn.), APN 400-06-003B (Parcel F ptn.), APN 400-05-006A (Parcel G) and APN 400-06-002C (Parcel H) are within an R1A, single-family residential zoning district. Typically, the I district allows all uses permitted in a commercial district, wholesale, manufacturing, warehousing and various conditional uses. The R1A zoning district allows site built single-family residential uses, public owned parks, playgrounds or community buildings, utility installations, family day care homes and bed & breakfast establishments. Various conditional uses are allowed with a use permit.

TAXES AND ASSESSMENTS

According to the Yavapai County Assessor's Office, the property to be appraised is identified as tax parcel numbers 400-01-007E, 400-01-007F, 400-02-001, 400-05-006A, 400-05-017G, 400-05-017H, 400-06-002C, 400-06-003, 003A and 003B. The parcels have a combined full cash value of $1,405,976 for the 2007 fiscal year and a total tax liability of $6,443 for the 2006 fiscal year.

A specific relationship between the assessed valuation and the market value of real property is supposed to exist in Yavapai County, as well as throughout the state. In practice, however, this relationship may be based on tax assessment practices that depend heavily on historical information, rather than examination of actual market transactions. In any event, little weight or emphasis will be given to the assessed valuation in this appraisal report as it relates to the market value of the subject property, considering that the subject property is assessed as vacant property. Analysis of taxes and assessments levied on comparable properties suggests that the subject taxes and assessment values are in line with competing properties.

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EASEMENTS AND RESTRICTIONS

A title report was not provided to the appraiser. The extent to which the property may be subject to formal easements and legal restrictions, if any, was undisclosed. The physical site inspection revealed no apparent evidence of any easements, restrictions or adverse uses which would have a negative impact or effect upon the development potential, utility or marketability of the subject property, other than the existing effluent water discharge easement/agreement with the Town of Clarkdale which directly and indirectly affects approximately 144.0 acres of the subject. The effect of this easement on the subject lands is measured in the valuation analysis of the property, contained in the appraisers workfile. Other possible effects may exist from the prior use of portions of this property as well as adjoining lands to the east for smelting/mining/processing operations, which are beyond the scope of this appraisal.

SPECIAL ASSESSMENTS

As far as can be determined, there are no special assessments affecting the subject property.

SIGNS

Physical inspection of the property revealed no evidence of billboards or other advertising signs on the property at this time.

HIGHEST AND BEST USE

Highest and Best Use describes that potential use which is most likely to produce the optimal net return over a given period of time. Net return refers to the residual revenue remaining from gross yield after all costs and expenses have been accounted for. Only uses which are natural, probable, and legally permissible may be considered. Thus, Highest and Best Use may also have the definition of the available use and program of future utilization that produces the highest present land value.

The highest and best use of the subject is typically analyzed utilizing the following four criteria. Is the use (1) physically possible, (2) legally permissible, (3) financially feasible, and (4) most profitable. As a minimum reporting standard, the analysis of highest and best use requires separate examinations of a) the land, as if vacant, and b) the entire property as improved (when applicable). Since the subject property is considered as if vacant, analysis of the site, as if vacant, is applicable for this appraisal report. Due to the restricted nature of this report, a full analysis of the highest and best use is contained in the appraisers workfile, with the conclusions of this analysis stated in the appraisal report.

The subject property is an irregular shaped interior land parcel with graded access. The site is located in an area of primarily commercial/industrial uses, with mixed residential uses to the south. The property lies near grade with the adjacent properties and railroad, except for the southernmost

70804 Scott W. Lindsay Page 12

portions of the tract which lie below grade due to the presence of the Bitter Creek channel. As noted, this parcel is being valued considering the effects of an existing effluent water discharge easement on a portion of the property. Utilities are available in the general area to aid in development and are extended to the southern portion of the property at this time. The property has RCU-2A, R1L-175, I and R1A zoning restrictions and is gently sloping to rolling/hilly in terrain.

The current use of the property as vacant land is in compliance with the existing zoning regulations and with the General Land Use Plan for Clarkdale. The subject site, at over 615 acres total, is sufficient in size to support a number of possible uses/developments in conformance with the existing zonings/conditions affecting the property. Physical features are adequate for the existing and potential uses, although steep terrain factors may impact development of the central and northern portions of the property.

There appears to be a moderately strong demand for commercial/industrial as well as residential uses in the general Clarkdale/Cottonwood area, as evident in the emergence of several recent or current developments, as well as proposed area developments. A reasonable number of vacant land parcels suitable for development with commercial/industrial or residential type uses are available in the general market area. Based on these observations, then, the ultimate highest and best use of the subject property, considering the noted conditions affecting the property, is for mixed commercial/industrial uses on the "I" zoned land and single-family residential uses at mixed densities on the RCU-2A, R1L-175 and R1A zoned lands. Interim use for land investment purposes is considered realistic, pending demand for actual development.

VALUATION PROCESS

Typically, real estate can be valued by applying three approaches, i.e., Cost, Sales Comparison and Income Capitalization.

COST APPROACH: A set of procedures in which an appraiser derives a value indication by estimating the current cost to reproduce or replace the existing structure, deducting for all accrued depreciation in the property, and adding the estimated land value.[1]

This approach in appraisal analysis is based on the proposition that the informed purchaser would pay no more than the cost of producing a substitute property with the same utility as the subject property. It is particularly applicable when the property being appraised involves relatively new improvements which represent the highest and best use of the land or when relatively unique or specialized improvements are located on the site and for which there exist no comparable properties in the market. Sometimes referred to as Value in Use or the value of a particular property for a specific use, i.e., Special Purpose Value.

---

[1]The Dictionary of Real Estate Appraisal, American Institute of Real Estate Appraisers, 1984, page 75.

70804 Scott W. Lindsay Page 13

SALES COMPARISON APPROACH: A set of procedures in which an appraiser derives a value indication by comparing the property being appraised to similar properties that have been sold recently, applying appropriate units of comparison, and making adjustments, based on the elements of comparison, to the sales price of comparables.[2]

Traditionally, an appraisal procedure in which the Market Value estimate is predicated upon prices paid in actual market transactions and current listings. It is a process of analyzing sales of similar recently sold properties in order to derive an indication of the most probable sales price of the property being appraised. The reliability of this technique is dependent upon (a) the availability of comparable sales data, (b) the verification of the sales data, also, (c) the degree of comparability or extent of adjustment necessary for time differences, as well as (d) the absence of non-typical conditions affecting sales price. Market Value sometimes referred to as Value in Exchange or the value, in terms of money, of real estate in a typical market.

INCOME (CAPITALIZATION) APPROACH: A set of procedures in which an appraiser derives a value indication for income-producing property by converting anticipated benefits into property value. This conversion is accomplished by capitalizing a stabilized annual income expectancy at a market-derived capitalization rate that reflects a specified income pattern, return on investment, and change in the value of the investment.

With the subject property considered "as if vacant" and considering the impact of the effluent water discharge agreement affecting a portion of the property, as well as the limited scope of this restricted appraisal assignment, only the Market Approach, As If Vacant is considered applicable in the valuation of the subject property, with appropriate discounting relative to the parcels impacted directly or indirectly by the effluent water discharge easement/agreement. The Market Approach, As Improved, Cost Approach and Income Approach are not deemed applicable to the valuation of the property based on the vacant nature of the property. Thus, this appraisal will only consider the Market Approach for purposes of valuing the subject property.

VALUATION, MARKET APPROACH, AS IF VACANT

This approach to value is based on the principle of substitution which typically assumes that no one is justified in paying more for a property than the cost of acquiring an equally desirable substitute property, assuming no undue or costly delay. In this approach to value, a comparison is made between known sales of properties having relatively similar characteristics and offering similar utility (potential) to the subject.

No two properties are exactly alike, so it is necessary to develop some common unit of comparison. This might be the price per square foot of land or the price per acre of land. In this case, the sales and subject will be considered on a price per acre of land. Since properties do differ in characteristics, it is necessary to adjust comparable transactions for features in which they differ from the subject. This would be for such items as size, location, access, terrain, zoning, development

[2]Ibid, page 268.

70804 Scott W. Lindsay Page 14

potential, etc. After adjustment, each comparable transaction gives a useful indication of value for the subject property.

During the preparation of this appraisal report, a number of sale transactions were investigated and analyzed. In order to discover the comparable transactions, a search was made of the public records of Yavapai County. Those properties meeting certain minimum criteria in terms of similarity and sale date are researched further by obtaining copies of the transfer documents and sworn affidavits of value. At this point, efforts are made to contact the buyer and seller, as well as any brokers or agents who would have knowledge of the transaction, in order to further verify the specific details of the sale. This would include whether the buyer and seller were related, what the financial terms of the transaction were and the motivations of the parties involved, as well as any plans for the property. The most significant of these sales are included in greater detail in the appraisers workfile, along with the requisite basis for adjustment and detailed analysis with the conclusions of this analysis stated in this section of the appraisal report.

VALUATION OF APN 400-01-007E (PARCEL A):

Eight sales were analyzed and compared directly with this vacant subject parcel. The transactions ranged in sales price from $989 to $10,081 per acre, prior to adjustment. After adjustment for the factors previously noted, an adjusted value range from $1,060 to $1,930 per acre is indicated for this subject tract. The average adjusted value for the 8 transactions is $1,489 per acre with a median adjusted value of $1,495 per acre. Based on the available market data, it is my conclusion that the subject would attain a unit price in the middle portion of the adjusted range of ***$1,500.00*** per acre due to the size/nature of the property. Application of this unit price estimate provides a value conclusion from the Market Approach of:

413.49 Acres @ $1,500/Acre = $620,200.00(rounded)

Thus, in the "as vacant" condition, this subject parcel is considered to have an estimated value of $620,200.00.

VALUATION OF APN 400-02-001 (PARCEL B):

Eight sales were analyzed and compared directly with this vacant subject parcel. The transactions ranged in sales price from $989 to $10,081 per acre, prior to adjustment. After adjustment for the factors previously noted, an adjusted value range from $1,060 to $1,930 per acre is indicated for this subject tract. The average adjusted value for the 8 transactions is $1,489 per acre with a median adjusted value of $1,495 per acre. Based on the available market data, it is my conclusion that the subject would attain a unit price in the middle portion of the adjusted range of ***$1,500.00*** per acre due to the size/nature of the property. Application of this unit price estimate provides a value conclusion from the Market Approach of:

32.97 Acres @ $1,500/Acre = $49,500.00(rounded)

70804 Scott W. Lindsay Page 15

Thus, in the "as vacant" condition, this subject parcel is considered to have an estimated value of $49,500.00.

VALUATION OF APN 400-01-007F (PARCEL D - 15.92AC EASEMENT AFFECTED - DIRECTLY/60.88AC EASEMENT AFFECTED - INDIRECTLY):

Five sales were analyzed and compared directly with this subject parcel, considered as if unaffected directly or indirectly by the effluent discharge easement. The transactions ranged in sales price from $35,616 to $107,992 per acre, prior to adjustment. After adjustment for the factors previously noted, an adjusted preliminary value range from $22,700 to $34,000 per acre is indicated for the subject tract. The average adjusted value for the 5 transactions is $29,460 per acre with a median adjusted value of $28,350 per acre. Based on the available market data, it is my conclusion that the overall 76.8 acre unaffected subject parcel would attain a unit price in the middle portion of the adjusted range of ***$30,000.00*** per acre due to the size/nature of the property, as of the date of valuation. Application of this unit price estimate provides a value conclusion, prior to discounting for the effects of the effluent water discharge easement. Thus the preliminary value indication is 76.8 acres @ $30,000/acre or $2,304,000.00. This value estimate is allocated for the property as follows: Usable site area of 38.0 acres - $2,128,000.00 or $56,000.00/Acre; Terrain impacted site area of 38.8 acres - $176,000.00 or $4,536.00/Acre. The area directly impacted by the effluent water discharge easement comprises 15.92 acres of the usable 38.0 acre parcel and has an allocated value estimate of **$891,500.00**, rounded (15.92 acres @ $56,000/acre = $891,520.00). This leaves a value estimate for the remaining site area, which is impacted indirectly in terms of access/utility by the presence of the effluent water discharge easement, of **$1,412,500.00** ($2,304,000.00 - $891,500.00 = $1,412,500.00). These allocated values, $891,500.00 and $1,412,500.00 will be discounted appropriately to arrive at a realistic value range estimate for this subject parcel, based on the effects of the noted effluent discharge easement.

The following assumptions were utilized in calculating the value of this property under the conditions noted above. 1) A remaining 31 month term and probable renewal terms up to 72 additional months were considered/assumed for the effluent water discharge easement; 2) Discount rates from 10% to 16%, annually, were utilized for the area directly affected by the easement to reflect risk factors/rate of return; 3) Discount rates from 6% to 12% were utilized to reflect risk factors/rate of return for the area indirectly affected by the easement and 4) Base present values for the respective sites, under the noted scenario, of $891,500 and $1,412,500 were utilized. After applying items 1 through 3 to the base values, item 4, a range in probable values(rounded) for the impacted subject parcel from **$965,500.00** (average of all rates/103 month term) to **$1,175,900.00** (average of all rates/79 month term) is indicated.

Thus, in the as is condition, considering the effects of the effluent water discharge easement and the assumptions noted above, this subject parcel is considered to have an estimated value between **$965,500.00** and **$1,175,500.00**.

70804 Scott W. Lindsay Page 16

VALUATION OF APN 400-05-017G & 017H (PARCEL E - 1.27 AC FLOOD ZONE/24.0 AC EASEMENT AFFECTED - DIRECTLY/29.39 AC EASEMENT AFFECTED - INDIRECTLY):

Six sales were analyzed and compared directly with the 1.27 acre flood zone affected portion of this vacant subject parcel. The transactions ranged in sales price from $9,607 to $16,321 per acre, prior to adjustment. After adjustment for the factors previously noted, an adjusted value range from $2,600 to $3,600 per acre is indicated for this subject tract. The average adjusted value for the 6 transactions is $2,900 per acre with a median adjusted value of $2,800 per acre. Based on the available market data, it is my conclusion that the subject would attain a unit price in the lower-middle portion of the adjusted range of ***$2,800.00*** per acre due to the size/nature of the property. Application of this unit price estimate provides a value conclusion from the Market Approach of:

1.27 Acres @ $2,800/Acre = $3,600.00(rounded)

Five sales were analyzed and compared directly with the remaining 53.23 acre portion of this subject parcel, considered as if unaffected directly or indirectly by the effluent discharge easement. The transactions ranged in sales price from $35,616 to $107,992 per acre, prior to adjustment. After adjustment for the factors previously noted, an adjusted preliminary value range from $44,500 to $56,600 per acre is indicated for this portion of the subject tract. The average adjusted value for the 5 transactions is $49,780 per acre with a median adjusted value of $50,550 per acre. Based on the available market data, it is my conclusion that this portion of the unaffected subject parcel would attain a unit price in the middle portion of the adjusted range of ***$50,000.00*** per acre due to the size/nature of the property, as of the date of valuation. Application of this unit price estimate provides a value conclusion, prior to discounting for the effects of the effluent water discharge easement. Thus the preliminary value indication is 53.23 acres @ $50,000/acre or $2,661,500.00. This value estimate is allocated for the property as follows: Site area directly affected by easement of 24.0 acres - **$1,200,000.00** and site area indirectly affected by easement of 29.39 acres - **$1,461,500.00**. These allocated values, $1,200,000.00 and $1,461,500.00 will be discounted appropriately to arrive at a realistic value range estimate for the affected subject parcel, based on the effects of the noted effluent discharge easement.

The following assumptions were utilized in calculating the value of this portion of the property under the conditions noted above. 1) A remaining 31 month term and probable renewal terms up to 72 additional months were considered/assumed for the effluent water discharge easement; 2) Discount rates from 10% to 16%, annually, were utilized for the area directly affected by the easement to reflect risk factors/rate of return; 3) Discount rates from 6% to 12% were utilized to reflect risk factors/rate of return for the area indirectly affected by the easement and 4) Base present values for the respective sites, under the noted scenario, of $1,200,000 and $1,461,500 were utilized. After applying items 1 through 3 to the base values, item 4, a range in probable values(rounded) for the impacted subject parcel from **$1,092,200.00** (average of all rates/103 month term) to **$1,336,500.00** (average of all rates/79 month term) is indicated. Adding the estimated value for the 1.27 acre portion of the parcel not impacted by the easement of $3,600.00 to these amounts provides a total range in estimated value for this subject parcel from $1,095,800.00 to $1,340,100.00.

70804 Scott W. Lindsay Page 17

Thus, in the as is condition, considering the effects of the effluent water discharge easement and the assumptions noted above, this subject parcel is considered to have an estimated value between **$1,095,800.00** and **$1,340,100.00**.

VALUATION OF APN 400-06-003, 003A & 003B (PARCEL F - 11.18 AC PARTIAL FLOOD ZONE/2.08 AC NON EASEMENT AFFECTED/14.0 AC EASEMENT AFFECTED - DIRECTLY:

Six sales were analyzed and compared directly with the 11.18 acre partial flood zone affected portion of this vacant subject parcel. The transactions ranged in sales price from $9,607 to $16,321 per acre, prior to adjustment. After adjustment for the factors previously noted, an adjusted value range from $3,300 to $4,200 per acre is indicated for this subject tract. The average adjusted value for the 6 transactions is $3,617 per acre with a median adjusted value of $3,750 per acre. Based on the available market data, it is my conclusion that the subject would attain a unit price in the lower-middle portion of the adjusted range of ***$3,600.00*** per acre due to the size/nature of the property. Application of this unit price estimate provides a value conclusion from the Market Approach of:

11.18 Acres @ $3,600/Acre = $40,200.00(rounded)

Seven sales were analyzed and compared directly with the remaining 16.08 acre portion of this subject parcel, considered as if unaffected directly by the effluent discharge easement. The transactions ranged in sales price from $35,616 to $185,011 per acre, prior to adjustment. After adjustment for the factors previously noted, an adjusted preliminary value range from $46,300 to $64,800 per acre is indicated for this portion of the subject tract. The average adjusted value for the 7 transactions is $56,571 per acre with a median adjusted value of $55,550 per acre. Based on the available market data, it is my conclusion that this portion of the unaffected subject parcel would attain a unit price in the middle portion of the adjusted range of ***$56,000.00*** per acre due to the size/nature of the property, as of the date of valuation. Application of this unit price estimate provides a value conclusion, prior to discounting for the effects of the effluent water discharge easement. Thus the preliminary value indication is 16.08 acres @ $56,000/acre or $900,500.00. This value estimate is allocated for the property as follows: Site area directly affected by easement of 14.0 acres - **$784,000.00** and site area not affected by easement of 2.08 acres - **$116,500.00**. The allocated value of $784,000.00 will be discounted appropriately to arrive at a realistic value range estimate for the directly affected subject parcel, based on the effects of the noted effluent discharge easement.

The following assumptions were utilized in calculating the value of this portion of the property under the conditions noted above. 1) A remaining 31 month term and probable renewal terms up to 72 additional months were considered/assumed for the effluent water discharge easement; 2) Discount rates from 10% to 16%, annually, were utilized for the area directly affected by the easement to reflect risk factors/rate of return and 3) A base present value for the affected site, under the noted scenario, of $784,000 was utilized. After applying items 1 and 2 to the base value, item 3, a range in probable values(rounded) for the impacted subject parcel from **$263,100.00** (average of all rates/103 month term) to **$338,300.00** (average of all rates/79 month term) is indicated. Adding the estimated value for the 11.18 acre and 2.08 acre portions of the parcel not impacted by the easement of

70804 Scott W. Lindsay Page 18

$40,200.00 and $116,500.00, respectively, to these amounts provides a total range in estimated value for this subject parcel from $419,800.00 to $495,000.00.

Thus, in the as is condition, considering the effects of the effluent water discharge easement and the assumptions noted above, this subject parcel is considered to have an estimated value between **$419,800.00** and **$495,000.00**.

VALUATION OF APN 400-05-006A (PARCEL G):

Six sales were analyzed and compared directly with the 0.844 acre flood zone affected vacant subject parcel. The transactions ranged in sales price from $9,607 to $16,321 per acre, prior to adjustment. After adjustment for the factors previously noted, an adjusted value range from $2,600 to $3,600 per acre is indicated for this subject tract. The average adjusted value for the 6 transactions is $2,900 per acre with a median adjusted value of $2,800 per acre. Based on the available market data, it is my conclusion that the subject would attain a unit price in the lower- middle portion of the adjusted range of ***$2,800.00*** per acre due to the size/nature of the property. Application of this unit price estimate provides a value conclusion from the Market Approach of:

0.844 Acres @ $2,800/Acre = $2,400.00(rounded)

Thus, in the "as vacant" condition, this subject parcel is considered to have an estimated value of $2,400.00.

VALUATION OF APN 400-06-002C (PARCEL H):

Six sales were analyzed and compared directly with the 9.53 acre partial flood zone affected vacant subject parcel. The transactions ranged in sales price from $9,607 to $16,321 per acre, prior to adjustment. After adjustment for the factors previously noted, an adjusted value range from $3,300 to $4,200 per acre is indicated for this subject tract. The average adjusted value for the 6 transactions is $3,617 per acre with a median adjusted value of $3,550 per acre. Based on the available market data, it is my conclusion that the subject would attain a unit price in the middle portion of the adjusted range of ***$3,600.00*** per acre due to the size/nature of the property. Application of this unit price estimate provides a value conclusion from the Market Approach of:

9.53 Acres @ $3,600/Acre = $34,300.00(rounded)

Thus, in the "as vacant" condition, this subject parcel is considered to have an estimated value of $34,300.00.

Considering all subject parcels together, the total indicated property value from this approach to value is a range from **$3,187,500.00** to **$3,717,400.00**.

70804 Scott W. Lindsay Page 19

FINAL CONCLUSIONS

In this appraisal report, I have estimated the value of the subject property in the "as is" condition considering the impact of an existing effluent water discharge easement/agreement with the Town of Clarkdale. This was accomplished by application of the Market Approach, As If Vacant, approach to value, with appropriate discounting applied to the easement impacted parcels to account for the effect of the effluent water discharge easement. For reasons previously discussed, the Market Approach, As Improved, Cost Approach and Income Approach have been excluded from consideration. The conclusions of value for the subject property may be summarized:

MARKET APPROACH, LAND AS IF VACANT:	$3,187,500.00 TO $3,717,400.00
COST APPROACH:	N/A
INCOME APPROACH	N/A
MARKET APPROACH, AS IMPROVED	N/A

The property value estimates are believed to be well supported by the available market information and the conclusion is deemed sound from the above noted approach to value. The subject property is estimated to have a total value within the range of $3,187,500.00 to $3,717,400.00 from the Market Approach, As If Vacant.

As a result of my investigation and study, I am of the opinion that the *Market Value* of the Fee Simple Interest in the subject property in the "as is" condition, considering the impact of an existing effluent water discharge easement/agreement with the Town of Clarkdale, in cash or terms equivalent to cash and with an exposure time of approximately nine to eighteen months, as of the date of valuation, December 31, 2006, is a range from:

THREE MILLION ONE HUNDRED EIGHTY SEVEN THOUSAND FIVE HUNDRED DOLLARS
($3,187,500.00)

TO

THREE MILLION SEVEN HUNDRED SEVENTEEN THOUSAND FOUR HUNDRED DOLLARS
($3,717,400.00)

This value may be allocated by Parcel ID as follows:

Parcel A - 413.49 Acres+/-:	$ 620,200.00
Parcel B - 32.97 Acres+/-:	$ 49,500.00
Parcel D - 76.80 Acres+/-:	$ 965,500.00 to $1,175,900.00
Parcel E - 54.50 Acres+/-:	$1,095,800.00 to $1,340,100.00
Parcel F - 27.26 Acres+/-:	$ 419,800.00 to $ 495,000.00

70804 Scott W. Lindsay Page 20

Parcel G - 0.84 Acres+/-:	$	2,400.00
Parcel H - 9.53 Acres+/-:	$	34,300.00

<u>CERTIFICATION</u>

The undersigned does hereby certify that, except as otherwise noted in this appraisal report:

I have no present or contemplated future interest in the real estate that is the subject of this appraisal report.

I have no personal interest or bias with respect to the subject matter of this appraisal report or the parties involved.

To the best of my knowledge and belief, the statements of fact contained in this appraisal report, upon which the analyses, opinions and conclusions expressed herein are based, are true and correct.

This appraisal report sets forth all of the limiting conditions (imposed by the terms of my assignment or by the undersigned) affecting the analyses, opinions and conclusions contained in this report.

This appraisal report has been made in conformity with the Uniform Standards of Professional Appraisal Practice as adopted by the Appraisal Foundation.

No one other than the undersigned is responsible for the analyses, conclusions and opinions concerning real estate that are set forth in this appraisal report.

As a result of my investigation and study, I am of the opinion that the *Market Value* of the Fee Simple Interest in the subject property in the "as-is" condition, in cash or terms equivalent to cash and with an exposure time of approximately nine to eighteen months, as of the date of valuation, December 31, 2006, is a range from:

THREE MILLION ONE HUNDRED EIGHTY SEVEN THOUSAND FIVE HUNDRED DOLLARS
($3,187,500.00)

TO

THREE MILLION SEVEN HUNDRED SEVENTEEN THOUSAND FOUR HUNDRED DOLLARS
($3,717,400.00)

This value may be allocated by Parcel ID as follows:

Parcel A - 413.49 Acres+/-:	$ 620,200.00
Parcel B - 32.97 Acres+/-:	$ 49,500.00
Parcel D - 76.80 Acres+/-:	$ 965,500.00 to $1,175,900.00
Parcel E - 54.50 Acres+/-:	$1,095,800.00 to $1,340,100.00
Parcel F - 27.26 Acres+/-:	$ 419,800.00 to $ 495,000.00

Parcel G - 0.84 Acres+/-:	$	2,400.00
Parcel H - 9.53 Acres+/-:	$	34,300.00

Scott W. Lindsay
Arizona Certified General Real Estate Appraiser No.30292

SCOTT W. LINDSAY

Arizona Certified General Real Estate Appraiser No. 30292

P. O. Box 456
Dewey, Arizona 86327

Office: (928) 533-9078
Fax: (602) 265-7310

BIRTHPLACE:	Ogden, Utah	02/59
EDUCATION:	Arizona State University - Tempe, AZ, Bachelor of Science Degree in Agribusiness Management 1985	
	Mesa Community College, Associate Degree, Honors Graduate	1982
	S.R.E.A. - Brigham Young University, Course 101	1980
	S.R.E.A. - Portland, Oregon - Course 102	1983
	S.R.E.A. - Tempe, AZ - Course 201	1982
	S.R.E.A. - Tempe, AZ - Course 202	1985
	S.R.E.A. - Tempe, AZ - Narrative Report Writing Seminar	1987
	Various Real Estate Courses at Brigham Young University, Mesa Community College and Arizona State University	1980-85
	Numerous, continuing education and recertification classes	1988-Present
PROFESSIONAL AFFILIATIONS:	Senior Member American Society of Appraisers, Real Property Urban - 1988 - 2001	
EXPERIENCE:	Principal, Pearsall Lindsay & Associates, L.L.C.	2002-2003
	Principal, Aztec Appraisal Services, Inc.	1994-2002
	Real Estate Appraisals and Consulting Livestock and Crop Valuations Machinery and Equipment Appraisals	1981-Present
	Independent Fee Appraiser - Contract work for: First Appraisal Services John L. Loper & Associates Appraisal Sciences Various Private Clients	
	Livestock Ranch Owner/Operator	1976-2002
APPRAISAL CLIENTS & PROJECTS:	John L. Loper & Associates	Glendale, Arizona
	Appraisal Sciences, Ltd.	Phoenix, Arizona
	First Appraisal Services	Phoenix, Arizona
	Arizona Department of Transportation	Phoenix, Arizona
	Arizona Game and Fish Department	Phoenix, Arizona
	Arizona State Land Department	Phoenix, Arizona
	Johnson Stewart Company	Mesa, Arizona
	Johnson Ranch	Mesa, Arizona
	Foster Enterprises	Brawley, California
	B&B Citrus Farms	Mesa, Arizona
	Kaser Citrus	Mesa, Arizona

SCOTT W. LINDSAY
Page 2

APPRAISAL CLIENTS AND PROJECTS(cont):

Freeman Farms	Mesa, Arizona
Metropolitan Water District of Southern California	Los Angeles, California
United States Department of Interior Bureau Reclamation	Phoenix, Arizona
United States Department of Interior National Park Service	Denver, Colorado
City of Mesa	Mesa, Arizona
Yavapai County Administration	Prescott, Arizona
Hopi Indian Tribe	Kykotsmovi, Arizona
Salt River Project	Phoenix, Arizona
Small Business Administration	Phoenix, Arizona
Thunderbird Park	Phoenix, Arizona
Aztec Materials, Inc.	Mesa, Arizona
Town Of Gilbert	Gilbert, Arizona
Rocky Mountain Elk Foundation	Missoula, Montana
Various lenders, law firms and private clients	

SCOPE OF WORK:

Real Estate Appraisal Services - Appraisals of Vacant Land; Agricultural Properties including Livestock Ranches, Croplands, Poultry Facilities, Aquaculture Properties, Dairies, Livestock, Crops and Equipment; Eminent Domain Properties, including Roadway, Canal and Utility Rights of Way, Slope and Drainage Easements; Commercial, Retail, Resort and Industrial Properties -Improved and Vacant; Aggregate/Sand and Gravel Properties; Mineral Right Valuations; Water Right Valuations; Feasibility Studies and Highest and Best Use Analysis; Urban and Rural Residential Properties - Improved, Vacant, Single and Multi-Family; Mixed Use and Special Use Properties; Existing and Proposed Developments; Leasehold and Partial Interests and Environmentally Sensitive Properties

AREA OF EXPERIENCE:

Arizona - Statewide
Southern California
Western New Mexico
Western Wyoming
Western Colorado
Northeastern Utah

REFERENCES:

Mr. Edward Johnson
Johnson Stewart Company
1132 West McLellan Road
Mesa, Arizona 85201
(480) 834-1042
(Various through 2002)

Mr. R. Keith Perkins
Attorney At Law
P.O. Box 893
Gilbert, Arizona 85299
(480) 539-9111
(1999-Present)

Mr. Martin Williams
Specialized Mortgage
16042 N. 32nd Street
Phoenix, Arizona 85032
(602) 308-0389
(2000-Present)

Mr. Ray Burden
B&B Citrus Farms
3404 North Val Vista Drive
Mesa, Arizona 85213
(480) 924-6282
(March 2003 and prior)

RESTRICTED APPRAISAL

OF

A MIXED USE INDUSTRIAL/MINING PROPERTY

(Transylvania Parcel C)

LOCATED AT:

500 Luke Lane
Clarkdale, Yavapai County, Arizona

PREPARED FOR:

Searchlight Minerals Corporation
2441 W. Horizon Ridge Parkway, #120
Henderson, NV 89052

DATE OF APPRAISAL:
August 20, 2007

DATE OF VALUATION:
March 22, 2007

APPRAISER:

Scott W. Lindsay
P.O. Box 456
Dewey, AZ 86327

TABLE OF CONTENTS

General Data — Page No.

- Letter of Transmittal
- Property Maps
- Assumptions and Limiting Conditions
- Executive Summary
- Purpose of the Appraisal 1
- Scope of Work for the Appraisal 1
- Definitions 3
- Exposure/Marketing Time 6
- Legal Description 6
- Chain of Title/Owner Contact 6
- State And County Information 6
- Area Description 9
- Property Description 10
- Zoning 12
- Taxes And Assessments 12
- Easements And Restrictions 13
- Special Assessments 13
- Signs 13
- Highest And Best Use 13

Valuation

- Valuation Process 14
- Valuation, Market Approach, As If Vacant 15
- Final Conclusions 17
- Certification

Appendix

- Qualifications of the Appraiser

SCOTT W. LINDSAY
Arizona Certified General Real Estate Appraiser No. 30292

August 20, 2007

Searchlight Minerals Corporation
2441 W. Horizon Ridge Parkway, #120
Henderson, NV 89052
Attn: Mr. Melvin L. Williams

Re: Restricted Appraisal of a mixed use industrial/mining property located at 500 Luke Lane, Clarkdale, Yavapai County, Arizona
Property ID: Transylvania Parcel C

Dear Mr. Williams:

Pursuant to your request, I have personally examined the property described elsewhere in this appraisal report, which comprises a mixed use industrial/mining property located at 500 Luke Lane, Clarkdale, Yavapai County, Arizona. The property is being appraised under the following hypothetical condition: The Smelter Site property, APN 400-02-004H, is considered "as if vacant" and under the following extraordinary assumption: The Slag Pile property, APN 400-02-004J(ptn), is estimated to have a 20 year projected extraction/removal term. The noted date of valuation is the date of inspection, March 22, 2007, and a typical marketing time of nine to eighteen months is assumed.

I have considered pertinent data affecting the valuation, including (1) general and specific location, (2) property size, (3) the highest and best use of the property (4) type and extent of area development, and (5) transactions involving comparable properties.

As a result of my investigation and study, I am of the opinion that the *Market Value* of the Fee Simple Interest in the subject property under the noted hypothetical condition and extraordinary assumption, in cash or terms equivalent to cash and with an exposure time of approximately nine to eighteen months, as of the date of valuation, March 22, 2007, is a range from:

FIVE MILLION SIX HUNDRED NINETY THREE THOUSAND FIVE HUNDRED DOLLARS
($5,693,500.00)

TO

SIX MILLION ONE HUNDRED NINETY TWO THOUSAND EIGHT HUNDRED DOLLARS
($6,192,800.00)

P.O. Box 456 ♦ Dewey, Arizona 86327 ♦ (928) 533-9078 ♦ Fax: (602) 265-7310

SCOTT W. LINDSAY

August 20, 2007
Page 2

This value may be allocated by site use as follows:

APN 400-02-004H, Smelter Site - 121.26 Acres +/-:	$5,214,200.00 to $5,456,700.00
APN 400-02-004J(ptn), Slag Pile - 53.69 Acres +/-:	$ 219,300.00 to $ 456,100.00
APN 400-02-004J(ptn), Usable Site - 20.00 Acres +/-:	$ 260,000.00 to $ 280,000.00

This report is the result of an appraisal assignment accepted by *Scott W. Lindsay* to determine the estimated market value of the subject property under the noted hypothetical condition/extraordinary assumption. The hypothetical condition assumes that the "Smelter Site" property, APN 400-02-004H, is considered "as if vacant" while the extraordinary assumption assumes that the "Slag Pile" property, APN 400-02-004J(ptn), is estimated to have a 20 year projected extraction/removal term, as outlined in this appraisal report. The use of the referenced hypothetical condition and extraordinary assumption may have a material effect on the results of this appraisal assignment, including the value(s) estimated herein. The intended use of this report is to assist the client in internal purposes relating to the property. **The reliance of this report is restricted to only the client, Searchlight Minerals Corporation, and/or their assigns, and the use of this report by anyone else is strictly unintended.**

This appraisal assignment, after discussion with the client, will involve the valuation of the property by the Market Approach, Land As If Vacant approach to value with appropriate discounting applied to the Slag Pile parcel to account for the projected extraction/removal term of the slag materials. The appraisal process will not be limited to the extent that the reporting of this assignment would tend to mislead or confuse the client.

As outlined in Standards Rule 2-2 of the Uniform Standards of Professional Appraisal Practice, the appraiser may communicate the results of an appraisal in one of three formats: the Self-Contained Appraisal Report, the Summary Appraisal Report, or the Restricted Appraisal Report. The primary difference between each of these options has to do with the level of detail presented to the client. The Restricted Appraisal Report was determined to be most appropriate for this appraisal assignment due to the nature of the property to be appraised, which comprises a tract of land with existing improvements utilized for industrial/mining purposes considered under the noted hypothetical condition and extraordinary assumption and at the specific request of the client. **Due to the restricted nature/content of the appraisal report, the appraiser's opinions and conclusions, as set forth in this report, may not be understood properly without additional information contained in the appraiser's workfile.**

The scope of work for this report involves the collection and analysis of sufficient pertinent market data, coupled with appropriate valuation methodology in order to provide an accurate independent appraisal of the ownership interest in the property which is the subject of this

P.O. Box 456 ♦ Dewey, Arizona 86327 ♦ (928) 533-9078 ♦ Fax: (602) 265-7310

SCOTT W. LINDSAY

August 20, 2007
Page 3

report, considering the noted hypothetical condition and extraordinary assumption. This appraisal report is written in accordance with the guidelines and standards of the Uniform Standards of Professional Appraisal Practice. The communication of this report is written with the intent to comply with the guidelines established for a "Restricted Appraisal Report" in accordance with Standards Rule 2-2 of the Uniform Standards of Professional Appraisal Practice.

Following herein you will find a summary of the data which has been used, in part, in arriving at the value estimated in this report.

Respectfully submitted,

Scott W. Lindsay
Arizona Certified General Real Estate Appraiser No. 30292

SWL:swl
C:\70803.wpd

P.O. Box 456 ♦ Dewey, Arizona 86327 ♦ (928) 533-9078 ♦ Fax: (602) 265-7310

Williams
BILL WILLIAMS MTN. EL. 9,254 FT.
SEE MAP INSET
Flagstaff
Winona
WALNUT CANYON NAT'L MON.
Two Guns
National
Prescott
Forest
Oak Creek Canyon Natural Area
Lake Mary
Ashurst Lake
Drake
National
Munds Park
Mormon Lake
Oak Creek Canyon
Slide Rock St. Pk.
Sedona
Perkinsville
Paulden
Nat'l.
TUZIGOOT NAT'L MON.
Red Rock State Park
Mormon Lake
Simmons
Chino Valley
Clarkdale
JEROME ST. HIST. PK.
Dead Horse
SUBJECT
Stoneman Lake
Jerome
Cornville
Happy Jack
MINGUS MTN REC. AREA
Cottonwood
Beaver Creek Rec. Area
Basin Area
Indian Res.
MINGUS MTN. EL. 7,743 FT.
Camp Verde Ind. Res.
Montezuma Well
Lake Montezuma
Forest
Rimrock
Cherry
MONTEZUMA CASTLE NAT'L MON.
FT. VERDE STATE HIST. PARK
Prescott
Prescott Valley
Dewey
Humboldt
Camp Verde
Long Valley
Clints Well
Groom Creek
Wilhoit
Mayer
Forest
Strawberry
Pine Rec. Area
MOGOLLON
Pine
Goodwin
Arcosanti
Dugas
Cordes Jct.
Cordes
TONTO NATURAL BRIDGE STATE PARK
Forest
Wagoner
Bumble Bee
Crown King
Payson
Tonto
NORTH PEAK EL. 7,449 FT.
MTNS
RIVER
NEW
Constellation
Black Canyon City
Rock Springs
MAZATZAL PK. EL. 7,894 FT.
Rye
Gisela
Castle Hot Springs
Seven Springs
HORSESHOE DAM
Jake's Corner
New River
Tonto Basin
MT. ORD EL. 7,155 FT.
Punkin Center
Cave Creek
Sunflower
Carefree
Natio
Adobe
Rio Verde
SEE MAP INSET
Ft. McDowell
Ft. McDowell Indian Res.
THEO. ROOSEVELT DAM
STEWART MTN. DAM
HORSE MESA DAM
MORMON FLAT
Beardsley
Surprise
Waddell
El Mirage
Youngtown
Peoria
PHOENIX
Fountain Hills

LOCATION MAP

S07-T16N-R03E
S08-T16N-R03E
SYCAMORE CANYON RD
S17-T16N-R03E
S18-T16N-R03E
3440
3400
3460
3420
TOWN OF CLARKDALE
Verde River
PECKS LAKE RD
S19-T16N-R03E
S20-T16N-R03E
Bitter Creek
BROADWAY
SOUTH BROADWAY

PLAT MAP

THIRD NORTH ST
SECOND NORTH ST
FIRST NORTH ST
MAIN ST

AERIAL PHOTO

LIMITING CONDITIONS

In acceptance of this appraisal assignment and the completion of the appraisal report submitted herewith, it has been assumed by these appraisers:

1. LIMIT OF LIABILITY:

The liability of Scott W. Lindsay is limited to the client only and to the fee actually received by Appraiser(s). Further, there is no accountability, obligation, or liability to any third party. If this report is disseminated to anyone other than client, the client shall make such party aware of all limiting conditions and assumptions of the assignment and related discussions. The Appraiser(s) is in no way to be responsible for any costs incurred to discovery or correct any deficiencies of any type present in the property; physically, financially, and/or legally. In the case of limited partnerships or syndication offerings or stock offerings in real estate, client agrees that if a legal action is initiated by any lender, partner, part owner in any form of ownership, tenant, or any other party, the client will hold the Appraiser completely harmless in any such action from any and all awards or settlements of any type, regardless of outcome.

2. COPIES, PUBLICATION, DISTRIBUTION, USE OF REPORT:

Possession of this report or any copy thereof does not carry with it the right of publication, nor may it be used for other than its intended use; the physical report(s) remain the property of the Appraiser for the use of the client, the fee being for the analytical services only.

Except as hereinafter provided, the client may distribute copies of this appraisal report in its entirety to such third parties as he may select; however, selected portions of this appraisal report shall not be given to third parties without the prior written consent of the signatories of this appraisal report. Neither all nor any part of this appraisal report shall be disseminated to the general public by the use of advertising media, public relations, news, sales or other media for public communication without the prior written consent of the appraiser. (See last item in following list for client agreement/consent).

3. CONFIDENTIALITY:

This appraisal is to be used only in its entirety and no part is to be used without the whole report. All conclusions and opinions concerning the analysis as set forth in the report were prepared by the Appraiser(s) whose signature(s) appear on the appraisal report, unless indicated as "Review Appraiser." No change of any item in the report shall be made by anyone other than the Appraiser(s). The Appraiser(s) and firm shall have no responsibility if any such unauthorized change is made.

The Appraiser(s) may not divulge the material (evaluation) contents of the report, analytical findings, or conclusions, or give a copy of the report to anyone other than the client or his designee as specified in writing except as may be required by a court of law or body with the power of subpoena.

4. INFORMATION USED:

No responsibility is assumed for accuracy of information furnished by work of others, the client, his designee, or public records. We are not liable for such information or the work of possible subcontractors. The comparable data relied upon in this report has been confirmed with one or more parties familiar with the transaction or from affidavit or other source thought reasonable; all are considered appropriate for inclusion to the best of our factual judgment and knowledge. An impractical and uneconomic expenditure of time would be required in attempting to furnish unimpeachable verification in all instances, particularly as to engineering and market-related information. It is suggested that the client consider independent verification as a prerequisite to any transaction involving sale, lease or other significant commitment of funds or subject property.

5. TESTIMONY, CONSULTATION, COMPLETION OF CONTRACT FOR APPRAISAL SERVICE:

The contract for appraisal, consultation or analytical service is fulfilled and the total fee is payable upon completion of the report. The Appraiser(s) or those assisting in preparation of the report will not be asked or required to give testimony in court or hearing because of having made the appraisal, in full or in part, nor engage in post appraisal consultation with client or third parties except under separate and special arrangement and at additional fee. If testimony or deposition is required because of any subpoena, the client shall be responsible for any additional time, fees, and charges regardless of issuing party.

6. EXHIBITS:

Any sketches, maps, and photographs in this report are included to assist the reader in visualizing the property and are not necessarily to scale. Site plans are not surveys unless shown from separate surveyor.

7. LEGAL, ENGINEERING, FINANCIAL, STRUCTURAL, OR MECHANICAL COMPONENTS; SOIL QUALITY:

No responsibility is assumed for matters legal in character or nature, nor of any architectural, structural, mechanical, or engineering nature. No opinion is rendered as to the title, which is presumed to be good and merchantable. The property is appraised as if free and clear, unless otherwise stated in the appraisal report.

The legal description is assumed to be correct as used in this report as furnished by the client, his designee, or as derived by the Appraiser(s).

Please note that no advice is given regarding mechanical equipment or structural integrity or adequacy, soils and potential for settlement on drainage, matters concerning liens, title status, and legal marketability, and similar matters. The client should seek assistance from qualified architectural, engineering, or legal professionals regarding such matters. The lender and owner should inspect the property before any disbursement of funds. Further, it is likely that the lender or owner may wish to require mechanical or structural inspections by a qualified and licensed contractor, civil or structural engineer architect, or other expert.

The Appraiser(s) has inspected as far as possible, by observation, the land and the improvements; however, it was not possible to personally observe conditions beneath the soil or hidden structural or other components. We have not critically inspected mechanical components within the improvements and no representations are made herein as to these matters unless specifically stated and considered in the report. The value estimate considers there being no such conditions that would cause a loss of value. The land or the soil of the area being appraised appears firm; however, subsidence in the area is unknown. The Appraiser(s) do not warrant against this condition or occurrence of problems arising from soil conditions.

The appraisal is based on there being no hidden, unapparent, or apparent conditions of the property site, subsoil, or structures or toxic materials which would render it more or less valuable. No responsibility is assumed for any such conditions or for any expertise or engineering to discovery them. All mechanical components are assumed to be in operable condition and status standard for properties of the subject type. Conditions of heating, cooling, ventilating, electrical and plumbing equipment is considered to be commensurate with the condition of the balance of the improvements unless otherwise stated. No judgment may be made by us as to adequacy of insulation, type of insulation, or energy efficiency of the improvements or equipment which is assumed standard for the subject property's age and type.

If the Appraiser(s) has not been supplied with a termite inspection, survey or occupancy permit, no responsibility or representation is assumed or made for any costs associated with obtaining same or for any deficiencies discovered before or after they are obtained. No representations or warranties are made concerning the above mentioned items.

The Appraisers assumes no responsibility for any costs or consequences arising due to the need, or the lack of need for flood hazard insurance. An Agent for the Federal Flood Insurance Program should be contacted to determine the actual need for Flood Hazard Insurance.

8. <u>LEGALITY OF USE</u>:

The appraisal is based on the premise that there is full compliance with all applicable federal, state, and local environmental regulations and laws unless otherwise stated in the report, and that all applicable zoning, building, use regulations and restrictions of all types have been complied with unless otherwise stated in the report.

It is further assumed that all required licenses, consents, permits, or other legislative or administrative approvals from all applicable local, state, federal and/or private authorities have been or can be obtained or renewed for any use considered in the value estimate.

9. <u>COMPONENT VALUES</u>:

The allocation of the total valuation in this report between land and improvements, if included in this report, applies only under the use of the property which is assumed in this report. The separate valuations for land and building must not be used in conjunction with any other appraisal and are invalid if so used.

10. AUXILIARY AND RELATED STUDIES:

No environmental or impact studies, special market study or analysis, special highest and best use study or feasibility study has been requested or made unless otherwise specified in an agreement for services or so stated in the report.

11. DOLLAR VALUES, PURCHASING POWER:

The market value estimated and the costs used are as of the date of the estimate of value. All dollar amounts are based on the purchasing power and value of the dollar as of the date of the value estimate.

12. VALUE CHANGE, DYNAMIC MARKET, INFLUENCES, ALTERATION OF ESTIMATE BY APPRAISER:

The estimated market value, which is defined in the report, is subject to change with market changes over time. Value is highly related to exposure, time, promotional effort, terms, motivation, and conditions. The value estimate considers the productivity and relative attractiveness of the property physically and economically in the marketplace as of the date of value.

In cases of appraisals involving the capitalization of income benefits, the estimate of market value or investment value or value in use is a reflection of such benefits and Appraiser's interpretation of income and yields and other factors derived from general and specific client and market information. Such estimates are as of the date of the estimate of value, and they are thus subject to change as the market changes.

The "Estimate of Market Value" in the appraisal report is not based in whole or in part upon the race, color or national origin of the present owners or occupants of the properties in the vicinity of the property appraised.

The appraisal report and value estimate are subject to change if the physical or legal entity or the terms of financing are different from what is set forth in this report.

13. INCLUSIONS:

Except as specifically indicated and typically considered as a part of the real estate, furnishings, equipment, or other personal property, or business operations have been disregarded with only the real estate being considered in the value estimate. In some property types, business and real estate interests and values are combined but only if so stated within this report.

14. PROPOSED IMPROVEMENTS, CONDITIONED VALUE

Improvements proposed, if any, on-site or off-site, as well as any repairs required are considered for purposes of this appraisal to be completed in good and workmanlike manner according to information submitted and/or considered by the appraisers. In cases of proposed construction, the appraisal is subject to change upon inspection of the property after construction is completed. This estimate of market value is as of the date shown, as proposed, as if completed and operating at levels shown and projected, unless otherwise stated.

15. MANAGEMENT OF THE PROPERTY:

It is assumed that the property which is the subject of this report will be under typically prudent and competent management, neither inefficient or superefficient.

16. FEE:

The fee for this appraisal or study is for the service rendered and not solely for the time spent on the physical report or the physical report itself.

17. INSULATION AND TOXIC MATERIALS:

Unless otherwise stated in this report, the Appraiser(s) signing this report have no knowledge concerning the presence or absence of toxic materials and/or ureaformaldehyde foam insulation in existing improvements. If such is present the value of the property may be adversely affected, and re-appraisal at additional cost will be necessary to estimate the effects of such.

18. CHANGES, MODIFICATIONS:

The Appraiser(s) reserve the right to alter statements, analyses, conclusions or any value estimate in the appraisal if there becomes known to them facts pertinent to the appraisal process which were unknown when the report was finished.

19. **ACCEPTANCE AND/OR USE OF THIS APPRAISAL REPORT BY THE CLIENT OR ANY THIRD PARTY CONSTITUTES ACCEPTANCE OF THE ABOVE CONDITIONS. APPRAISER LIABILITY EXTENDS ONLY TO THE STATED CLIENT AND NOT TO SUBSEQUENT PARTIES OR USERS, AND THE LIABILITY IS LIMITED TO THE AMOUNT OF FEE RECEIVED BY THE APPRAISER(S).**

EXECUTIVE SUMMARY

Owner of Record:	Clarkdale Minerals, LLC (as of DOV)
Location of Property:	500 Luke Lane, Clarkdale, Yavapai County, Arizona
Tax Parcel Number:	400-02-004H (Smelter Site), 400-02-004J (Slag Pile/Usable Vacant Land)
Property Description:	Land tract and site/structural improvements utilized for industrial/mining related purposes considered under following hypothetical condition: The Smelter Site property, APN 400-02-004H, is considered "as if vacant" and under the following extraordinary assumption: The Slag Pile property, APN 400-02-004J(ptn), is estimated to have a 20 year projected extraction/removal term.
Site Area:	APN 400-02-004H - 5,282,086 square feet, or 121.26 acres, ± ; APN 400-02-004J - 3,209,936 square feet, or 73.69 acres, ± , total with 53.69 acres, ± of slag pile impacted site and 20.00 acres, ± of usable site.
Building Improvements:	Various industrial/commercial/smelter type structures are present on a portion of the property (Smelter Site), however, this portion of the property is appraised under a hypothetical scenario, considered "as if vacant", therefore no further consideration or reference will be given to the structural improvements on the property.
Zoning:	APN 400-02-004H - I, Industrial District, Town of Clarkdale; APN 400-02 004J(Slag Pile Ptn - 53.69 acres, ±) - I, Industrial District, Town of Clarkdale; APN 400-02-004J(Usable Site Ptn - 20.00 acres, ±) - R3, Multiple Family Residential, Town of Clarkdale.
Present Use:	Industrial/processing (limited use)
Highest and Best Use:	Mixed commercial/industrial uses on the I zoned tracts and mixed/multi-family residential uses on the R-3 site.
Interest Appraised:	Fee Simple
Date of Valuation:	March 22, 2007

ESTIMATED VALUE - LAND AS IF VACANT BY MARKET APPROACH:	**$5,693,500.00 to $6,192,800.00**
ESTIMATED VALUE - AS IMPROVED BY COST APPROACH:	**N/A**
INCOME APPROACH:	**N/A**
MARKET APPROACH, AS IMPROVED:	**N/A**
FINAL CONCLUSION OF VALUE:	**$5,693,500.00 TO $6,192,800.00**

Allocated by site use as follows:

APN 400-02-004H, Smelter Site - 121.26 Acres +/-:	**$5,214,200.00 to $5,456,700.00**
APN 400-02-004J(ptn), Slag Pile - 53.69 Acres +/-:	**$ 219,300.00 to $ 456,100.00**
APN 400-02-004J(ptn), Usable Site - 20.00 Acres +/-:	**$ 260,000.00 to $ 280,000.00**

PURPOSE OF THE APPRAISAL

The purpose of this appraisal is to form and express an opinion as to the market value of the property hereinafter described on a hypothetical basis, with the following consideration: The Smelter Site property, APN 400-02-004H, is considered "as if vacant". Furthermore, the appraisal considers the following extraordinary assumption: The Slag Pile property, APN 400-02-004J(ptn), is estimated to have a 20 year projected extraction/removal term, per the client's instructions. The use of this appraisal is to assist the client in internal matters in relation to the property. The intended user of this report is the client, Searchlight Minerals Corporation and/or their assigns.

The property is being appraised based on fee simple ownership with an estimated market exposure time of 9-18 months. Existing or proposed financing is not given consideration in this appraisal report, with the property appraised based on cash or typical market terms. The date of valuation utilized, March 22, 2007, is the last date of physical inspection of the property by the appraiser.

SCOPE OF WORK FOR THE APPRAISAL

This appraisal pertains to a parcel of land/improvements appraised under the hypothetical scenario: The Smelter Site property, APN 400-02-004H, is considered "as if vacant" and under the extraordinary assumption: The Slag Pile property, APN 400-02-004J(ptn), is estimated to have a 20 year projected extraction/removal term. Thus, the existing structural and site improvements are given no further consideration or reference in this appraisal report. The property contains a total site area of 8,492,022 sq. ft., or 194.95 acres, +/-, with an estimated 121.26 acres, +/-, comprising APN 400-02-004H(Smelter Site) and 73.69 acres, +/-, comprising APN 400-02-004J(Slag Pile - 53.69 acres, +/-; Usable Site - 20.00 acres, +/-). The property is located in Clarkdale, Yavapai County, Arizona. The property may also be identified by the street address of 500 Luke Lane, Clarkdale, Yavapai County, Arizona.

As part of this report, the appraiser conducted a number of independent investigations and analyses. I also relied on data which is retained in my office files and regularly updated. Further investigations undertaken and major data sources are listed below.

Information regarding property identification was provided by the client's representative and property owner representatives. A description of the real estate was derived from physical inspection of the property, and from information provided by the client's representative, the owner representatives and various governmental agencies, including the Yavapai County Assessors Office and the Town of Clarkdale. Information supplied by Yavapai County was examined in estimating the area of the site. Clarkdale provided zoning and utility infrastructure with flood information provided by FEMA and Yavapai County. Other sources of information included the Yavapai County Recorder's Office, the Yavapai County Treasurer's Office and the Federal Emergency Management Agency (FEMA).

70803 Scott W. Lindsay Page 1

Other research conducted during the preparation of this appraisal report included examination of the subject area as well as other areas of competing development in Northern Arizona in Yavapai County. My analyses incorporated both historic and current data. In addition, I examined the Highest and Best Use of the subject land as if vacant and the property as improved where applicable under the noted "hypothetical" valuation scenario and with the indicated extraordinary assumption. The highest and best use conclusion is stated in this appraisal report with details relating to this analysis contained in the appraisers workfile. Sources of information utilized in the area and market analyses included the Arizona Department of Economic Security, the Arizona Real Estate Center of Arizona State University, the Arizona Department of Commerce and various Arizona business and industry publications.

Market data utilized in the appraisal of the subject property was provided by NAMLS and by the Yavapai County Assessor and Recorder Offices. Sales of vacant properties were examined in my analysis, which encompassed transactions occurring over the past several years, prior to the date of valuation. Details relating to the market data and corresponding valuation analysis are contained in the appraisers workfile and are not described in detail within the context of this "restricted" appraisal.

Maps were provided for the property by Yavapai County as well as various governmental agencies. A statement description of the subject property follows in latter sections of this report with a detailed description contained in the appraisers workfile.

Within the scope of this report, the three traditional approaches to value have been considered. Each approach is stated in the valuation section, and the data used therein is referenced. The significance of each approach is addressed in the conclusion section of the report, with certain approaches to value excluded, when such exclusion is rendered appropriate, due to the nature of the property, the appraisal assignment, or client requirements.

A soils report or other environmental study conducted for the property was not supplied to the appraiser. *This appraisal assumes that the property is not affected by environmental contaminants.* Based on past use of the property for industrial/mining/processing purposes, there may be reason to believe that the subject could be contaminated, therefore the reader of this report is cautioned that the presence of such substances can have a dramatic impact upon the value of a property. The appraiser reserves the right to amend this report if it is determined that the property is impacted by any known contamination.

This appraisal report is the result of an "appraisal assignment" accepted by *Scott W. Lindsay.* It is my intention that this appraisal service be performed in such a manner that the results of the analysis, opinion, or conclusion are that of a disinterested party. This appraisal report is written to conform with the guidelines and standards of the Uniform Standards of Professional Appraisal Practice. I have analyzed the requirements for adequately reporting the value of the subject property, in relation to the USPAP reporting requirements, and have found that the client's requirements may be met by a "restricted" appraisal report, due to the nature of the property under the "hypothetical"condition, noted as follows: The Smelter Site property, APN 400-02-004H, is considered "as if vacant" and under the extraordinary assumption: The Slag Pile property, APN 400-02-004J(ptn), is estimated to have a 20 year projected extraction/removal term, and the required use

70803 Scott W. Lindsay Page 2

of the report by the client for internal purposes relating to the subject property. This appraisal report will conform to the minimum standards required by the client. Thus, this report represents a restricted appraisal report in accordance with Standards Rule 2-2 of the Uniform Standards of Professional Appraisal Practice, although, if required, further detail may be provided in certain sections of the report. Where statement descriptions are provided per restricted format appraisal requirements, additional description and/or analysis are contained in the appraisers workfile.

In conclusion, the scope of work for this report involved the collection and analysis of sufficient, pertinent market data, coupled with appropriate valuation methodology in order to provide an accurate independent appraisal of the Market Value of the subject property based on the following "hypothetical" condition: The Smelter Site property, APN 400-02-004H, is considered "as if vacant" and on the extraordinary assumption: The Slag Pile property, APN 400-02-004J(ptn), is estimated to have a 20 year projected extraction/removal term. In this case, the subject property is utilized for industrial/mining/processing related purposes (limited use). Thus, the analysis and valuation of the property is based on the current use, as well as other potential uses, considering the noted "hypothetical" condition and extraordinary assumption.

DEFINITIONS

Market Value

Market Value means the most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

1) Buyer and seller are typically motivated;

2) Both parties are well informed or well advised, and acting in what they consider their own best interests;

3) A reasonable time is allowed for exposure in the open market;

4) Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

5) The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

Source:
Federal Register, Vol. 55, No. 165,
Aug. 24, 1990, Rules and Regulations, 12 CFR Part 34.43(f)

Market Value "as is" on appraisal date means an estimate of the Market Value of a property in the condition observed upon inspection and as it physically and legally exists without hypothetical conditions, assumptions, or qualifications as of the date the appraisal is prepared.

Source:
Appraisal Policies and Insured Institutions and
Service Corporations, Federal Home Loan Bank Board,
"Final Rule", 12 CFR Parts 563 and 571, Dec. 21, 1987

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Market Value "as is" means an estimate of the Market Value of a property in the condition observed upon inspection and as it physically and legally exists without hypothetical conditions, assumptions, or qualifications as of the date of inspection. When "as is" valuation premise is used, the property is valued as of a specified date, assuming the property is in precisely the condition or status it actually was (is) in on the effective date of value. This condition must be accurately described in the appraisal report.

One approach in estimating the Market Value of an "as is" condition is to first estimate the Market Value of the completed or "stabilized" condition. The "as is" condition should consider (deduct) all of the anticipated costs incurred to achieve full completion and/or stabilized occupancy of an income property. Included might be leasing commissions, rent concessions typical of existing market, sales concessions, estimated costs to complete construction or tenant improvements, and lost opportunity, etc. along with appropriate discounts for time, etc.

In summary, an appraisal of the "as is" condition will estimate the defined value of a property while precisely reflecting its actual physical, legal, economic, and political status on the effective date of valuation.

The following conditions apply when appraising a property under "hypothetical" conditions.

HYPOTHETICAL CONDITION: that which is contrary to what exists but is supposed for the purpose of analysis.

Comment: Hypothetical conditions assume conditions contrary to known facts about physical, legal, or economic characteristics of the subject property; or about conditions external to the property, such as market conditions or trends; or about the integrity of data used in an analysis.

Source:
Uniform Standards of Professional Appraisal Practice,
2006 edition, Definitions Page 3 Lines89-94

Hypothetical conditions necessary to an appraisal assignment are permitted when these conform to all applicable standards promulgated by the Appraisal Standards Board of the Appraisal Foundation. This is summarized as follows from USPAP Standards Rule 1-2(g).

(g) identify any hypothetical conditions necessary in the assignment; and

Comment: A hypothetical condition may be used in an assignment only if:

- use of the hypothetical condition is clearly required for legal purposes, for purposes of reasonable analysis, or for purposes of comparison;
- use of the hypothetical condition results in a credible analysis; and
- the appraiser complies with the disclosure requirements set forth in USPAP for hypothetical conditions.

In summary, an appraisal of the "hypothetical" condition will estimate the defined value of a property assuming a condition or conditions that are contrary to the actual physical, legal, economic, or political status of the property on the effective date of valuation.

In this particular case, the "hypothetical" condition that is being assumed is the Smelter Site property, APN 400-02-004H, is considered "as if vacant". This condition is requested by the client for purposes of comparison, is assumed to result in a credible analysis and results in a different opinion of value for the property than in the "as is" condition, as outlined in other sections of this appraisal report.

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The following conditions apply when appraising a property under "extraordinary assumptions".

EXTRAORDINARY ASSUMPTION: an assumption, directly related to a specific assignment, which, if found to be false, could alter the appraiser's opinions or conclusions.

<u>Comment:</u> Extraordinary assumptions presume as fact otherwise uncertain information about physical, legal, or economic characteristics of the subject property; or about conditions external to the property, such as market conditions or trends; or about the integrity of data used in an analysis.

Source:
Uniform Standards of Professional Appraisal Practice,
2006 edition, Definitions Page 3 Lines 82-87

Extraordinary assumptions necessary to an appraisal assignment are permitted when these conform to all applicable standards promulgated by the Appraisal Standards Board of the Appraisal Foundation. This is summarized as follows from USPAP Standards Rule 1-2(f).

(f) identify any extraordinary assumptions necessary in the assignment;

<u>Comment:</u> An extraordinary assumption may be used in an assignment only if:

- it is required to properly develop credible opinions and conclusions;
- the appraiser has a reasonable basis for the extraordinary assumption;
- use of the extraordinary assumption results in a credible analysis; and
- the appraiser complies with the disclosure requirements set forth in USPAP for extraordinary assumptions.

In summary, an appraisal involving an "extraordinary assumption" will estimate the defined value of a property assuming a condition or conditions that are uncertain to the actual physical, legal, economic, or political status of the property on the effective date of valuation.

In this particular case, the "extraordinary assumption" that is being assumed is the estimation of a 20 year projected extraction/removal term for the Slag Pile property, APN 400-02-004J(ptn). This assumption is requested by the client for purposes of comparison, is assumed to result in a credible analysis and results in a different opinion of value for the property than in the "as is " condition, as outlined in other sections of this appraisal report.

Fee Simple

The absolute ownership unencumbered by any other interest or estate.

Source:
<u>The Appraisal of Real Estate</u>
American Institute of Real Estate Appraisers, Ninth Edition

Exposure Time

The estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of the appraisal; a retrospective estimate based upon an analysis of past events assuming a competitive and open market.

Source:
Uniform Standards of Professional Appraisal Practice, 1995 Edition
Statement on Appraisal Standards No. 6 (SMT-6)

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EXPOSURE/MARKETING TIME

Analysis of the subject market area suggests a reasonable exposure/marketing time for the subject property, with professional marketing and market pricing of approximately nine to eighteen months.

LEGAL DESCRIPTION

A title report was not furnished to the appraiser. The following information is based on the appraisers research and Yavapai County Assessor's Office.

The property to be appraised may be briefly described as a portion of the W2 and the W2 E2 of Section 17, Township 16 North Range 3 East, G&SRB&M, Yavapai County Arizona, with exceptions.

The property is designated by Yavapai County as Assessor Parcel Number 400-02-004H, with a reported total site area of 121.26 acres, more or less(Smelter Site Property) and as Assessor Parcel Number 400-02-004J, with a reported total site area of 73.69 acres, more or less(Slag Pile Property).

According to Yavapai County Assessor records the property is classified as Mixed Use property with the structural improvements identified as various commercial/industrial use structures.

CHAIN OF TITLE/OWNER CONTACT

A title report has not been furnished for the subject property. Information provided to the appraiser from Yavapai County records discloses that ownership of the property, as of the date of valuation, was vested in Clarkdale Minerals LLC, a Nevada limited liability company by document (Special Warranty Deed) recorded February 14, 2007 at Docket 4481 Page 575. The grantor was Transylvania International Incorporated, a Nevada Corporation, which acquired the property over 3 years in the past. The current transfer is an internal transaction and was affidavit exempt under A.R.S. 42-11-1134 (B)(6), being part of a corporate merger/consolidation and is not considered a typical market transaction. Thus, neither transfer is considered relevant in the valuation of the subject property as of the noted date of valuation. No other market conveyances involving title to the property have been discovered in the past five years by the appraiser's research. The appraiser last inspected the subject property on March 22, 2007, accompanied by a representative of Clarkdale Minerals LLC.

STATE AND COUNTY INFORMATION

The property to be appraised is located in west central Arizona in Yavapai County. The State of Arizona is located in the southwestern United States and borders California, Nevada, Utah and New Mexico. In addition, the southern boundary of Arizona is the international border with the

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Republic of Mexico. Arizona is the sixth largest state in the United States in land area, containing 113,508 square miles of land and an additional 492 square miles of lakes and rivers. The geography and climate of Arizona is very diverse. The northeast portion of the state is best described as a high plateau region with winters which can be quite harsh. The southwest portion of the state consists of low mountain ranges and desert valleys. The climate in this portion of the state is quite extreme with mild winters and very hot summers. A third region of the state is a high mountainous area crossing the central portion of the state between the desert valleys to the southwest and high plateaus to the northeast. The climate in this area is relatively mild year long.

Arizona, driven to a great extent by development in Maricopa County, has historically been a leader in three important indices of growth: growth in employment, growth of personal income, and population growth. Population is considered to be a measure of total growth, and Arizona has experienced rapid population growth continuously for the last five years. Over this period, population has risen over 3% annually in Arizona, three times as fast as the national average. Although population growth in the state during the current cycle peaked in early 1996, Arizona presently ranks second in the nation in terms of percent change in population. Total personal income can also be considered a measure of total growth. Growth of personal income in Arizona in 2005 increased by 35.6% over the 2000 indicator. Employment is a more narrow, but important gauge of growth. Arizona employment growth increased by 12.69% between 2000 and 2005 while the unemployment rate increased from 4.0% in 2000 to 4.7% in 2005.

The growth of the state in population, personal income, and employment is important in the appraisal of properties in Arizona, especially throughout the central portion. An increase in population creates demand for additional residential, commercial, and industrial property and affects the value of such properties with this increasing demand. Arizona had a 2005 estimated population of 6,044,985 people, indicating an increase in population of approximately 17.8% from 2000.

Arizona had an influx of nearly a million people during the 1980's and nearly one and one-half million people in the 1990's, dramatically increasing population density. The 2000 census estimate indicates a density of 45.2 persons per square mile in Arizona. As might be expected, Maricopa County is the most densely populated county, much of which is attributable to the main metropolitan area of Phoenix. Yavapai County contains nearly 3.4% of the total Arizona population, comprising approximately 4.1% of the State's population growth since 2000. The 2005 estimated population of Yavapai County was 205,105 people, compared to a 2000 census figure of 167,517, and a 1990 census figure of 107,714.

According to recent population estimates, there are 14 cities in Arizona with populations over 50,000. Of these cities, ten are located within Maricopa County, with eight of these having populations over 100,000. Phoenix is the largest city in Arizona with an estimated 2005 population of 1,452,825. Other cities in Maricopa County with populations over 100,000 include Mesa, Glendale, Scottsdale, Chandler, Gilbert, Peoria and Tempe. The only city outside Maricopa County with a population over 100,000 is Tucson, having an estimated population of 529,770. Yuma, Surprise, Avondale, Flagstaff and Lake Havasu City are other communities in Arizona with fairly sizable populations, with each having populations over 50,000.

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The primary sectors of Arizona's economy include services, trade, and manufacturing. The services sector is, by far, the largest sector of the Arizona economy. Many of these jobs are directly related to the tourism industry, which injects billions of dollars into the state each year. Wholesale and retail trade also constitute a large portion of the state's economy, with government employment and manufacturing contributing significantly to the economy, as well. The smallest sector in the economy is mining, however, both mining and agricultural jobs have historically been important to Arizona.

Through the years, there has been a shift in the State's industrial structure, with significant declines in mining and agriculture in relation to other sectors. Presently, the most important sectors are considered to be services, trade, manufacturing and government, with each contributing more than 10% to the total Arizona personal income. If gross product is used as the base of measurement, the finance, insurance and real estate industry must be added to this group. Construction and transportation, communication and public utilities are also important categories, and tourism is a major industry which consists of a portion of several major sectors. The industrial structure is much like the national structure, except that manufacturing is slightly less important in Arizona while retail trade and government are somewhat more significant.

Agriculture and mining remain dominant forces of the local economy in some parts of rural Arizona. Moreover, Maricopa County is the largest producer of crops and livestock in the State, with substantial amounts of agricultural produce shipped from the area to other parts of the nation. In addition, Arizona contributes significantly to total national copper production. However, their shares of employment and gross product are comparatively small, with agriculture and mining each contributing only about 2% to the total Arizona personal income. Although the actual output of mining and agriculture has not necessarily declined, growth in these industries has been much slower than that of other industries. That is, the explosive growth of the urbanized areas has overwhelmed these rural industrial sectors. Moreover, these changes in the economy did not occur recently. Mining declined first, replaced by government, and agriculture declined more recently, replaced by manufacturing and, later, by services. By the mid 1960's, the area's economic structure already closely resembled that of today.

Yavapai County is located in the west central portion of the state, and contains a total land area of 8,125 square miles. Of this total, the Federal Government owns or controls 50%, twenty five percent is State owned, with approximately 25% being privately owned. A small percentage of the county is occupied by Indian Reservation lands. This category is included under the Federally owned or controlled acreage.

The eastern, northeastern and central portions of Yavapai County lie within the Tonto and Prescott National Forests, and are fairly mountainous in nature. The Verde Valley, with the communities of Camp Verde, Cottonwood, Clarkdale and Jerome, is in the northeastern portion of the county, while Prescott, the county seat, lies in the central part of the county at the northern tip of the Bradshaw Mountains. The Chino Valley extends northwesterly from the Prescott area to the northern portion of the county near Seligman, while the western and southern portions of the county are characterized by numerous small, but quite rugged mountain ranges and valleys, as well as rolling, high desert lands. In all, Yavapai County is rather diverse in nature in terms of terrain, elevation and scenery.

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The leading towns in Yavapai County, based on population, are Prescott, Prescott Valley Sedona/Oak Creek, Verde Village, Cottonwood and Camp Verde. Smaller communities such as Chino Valley, Dewey-Humboldt, Clarkdale, Bagdad and Jerome also contribute to the population of the county. There are two major highways crossing the county, being Interstate 40, running along the northern boundary and Interstate 17, which runs through the eastern portion of the county from the Phoenix area and extends north to Flagstaff and I-40. U.S. Highway 89 runs north/south through the central portion of the county, connecting Wickenburg with Prescott and eventually I-40 at Ashfork. U.S. Highway 93 bisects the southwest corner of Yavapai County, carrying traffic from Phoenix to the Kingman area and eventually Las Vegas, Nevada. Several other state and local highways provide access throughout the county.

Yavapai County has recently shared in the upward growth of the balance of the state. The population of the county has increased over 22.4% during the 2000 to 2005 time period, making Yavapai County the second fastest growing county in the state, behind Pinal County. According to the Arizona Department of Economic Security, total employment in the county was approximately 85,555 during 2004. The population density in Yavapai County is 25.2 persons per square mile as opposed to the state average of over 53 persons. This indicates that the population of the county is rather sparse and scattered.

Points of interest in the county include Tuzigoot National Monument, Montezuma Castle National Monument, Jerome, Joshua Forest Parkway, the Bradshaw Mountains and various historic museums.

The principal industries in the county are recreation, tourism, copper mining, manufacturing and agriculture; primarily the raising of livestock on range land, with some farming located in various portions of the county, primarily near Chino Valley/Paulden and Dewey/Mayer. The county seat is in Prescott.

The populations of Arizona and Yavapai County are expected to increase in the foreseeable future, as more people are attracted to the area by the pleasant climate, the labor pool and a reasonably favorable tax situation.

In short, the economic projections for the state and county are all positive, and there is little question that growth will continue in the foreseeable future.

AREA DESCRIPTION

The property to be appraised is located in the community of Clarkdale, which was founded in 1914, but was not incorporated until 1957. Clarkdale is situated along SR 89A. The community is about 107 miles to the northwest of Phoenix and approximately 40-45 miles northeast of Prescott, the county seat. At an elevation of 3,550 feet, Clarkdale is about a two-hour drive south of the Grand Canyon.

The Clarkdale economy was initially based in smelter operations for nearby mining operations and related service activities. Since the curtailment of mining in Jerome, recreational, retail,

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manufacturing, commercial, governmental and service activities comprise the primary economic activities in the area. Clarkdale has also become a popular retirement/residential community due to the pleasant year-round climate, historic small town atmosphere and proximity to shopping and services in adjoining Cottonwood. The civilian labor force in 2006 was 2,004 with an unemployment rate of 3.5% of the labor force.

With a population of approximately 3,715 people as of 2006, an increase of 8.56% over the 2000 population, the community of Clarkdale is governed by a Mayor and Town Council. It is served by a city Police Department, the Sheriff's Department and the Department of Public Safety with a fire department present to provide emergency services. Cottonwood airport is located a short distance to the southeast. All utilities are available in the community, with Citizens Utility Company supplying natural gas and Qwest providing telephone service. Electricity is also provided by Arizona Public Service with water and sewer provided by Clarkdale. Public elementary, middle and high schools are in Clarkdale and nearby Cottonwood with a community college branch also present.

State Routes 89A/260 comprise the primary business corridor in the area. The remainder of the roadways, both east/west and north/south, are all predominantly collector or feeder streets, serving local travelers and residents. As might be expected, development within this general area is consistent with that of most small communities, tending to be comprised of a random mixture of land uses in a growth pattern which fans out from the central district. By contemporary standards, the vast majority of the properties in this community are developed with rather mature buildings and other improvements, many constructed in the early to mid 1900's.

Many service attractions and recreational opportunities are present in the area including camping, fishing, hunting, hiking, equestrian trails, etc. with the Verde River Canyon Railroad, Sycamore Canyon Wilderness area, Tuzigoot National Monument and Dead Horse Ranch State Park among the nearby attractions.

Overall, the developed portions of the area are characterized by a small, centralized historic business district in downtown Clarkdale with other commercial development found along the SR 89A/260 corridor with a variety of retail, service and government activities. Moving away from the downtown area, land uses tend to become residential in nature with mixed-density land uses predominant. Much of the surrounding land is under government ownership, thus development of the outlying area is somewhat scattered. It is anticipated that the subject's market area will continue to demonstrate moderate, steady growth, primarily of a residential character, with commercial in-fill/redevelopment in the downtown area and along SR 89A.

PROPERTY DESCRIPTION

The following description of the subject property is based upon a physical inspection of the property on March 22, 2007, and in conjunction with the examination of Yavapai County Assessor plat maps and records. The dimensions and area calculations of the site and improvements contained in this discussion are based upon measurements supplied to the appraiser by the client representative, the owner representative and Yavapai County.

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Site Data

Location and Access

The subject property is located at 500 Luke Lane, Clarkdale, Yavapai County, Arizona. Access to the property is from adjacent North Broadway (Street).

Shape and Size

The subject property is a highly irregular shaped parcel of land (please see plat map). According to Yavapai County Assessor records and appraiser calculations, Assessor Parcel Number 400-02-004H, has a reported total site area of 121.26 acres, more or less(Smelter Site Property) with Assessor Parcel Number 400-02-004J having a reported total site area of 73.69 acres, more or less(Slag Pile Property).

Topography and Soils

The subject property is generally gently sloping in terrain on the south with the north and westerly portions having steeper sloping to rolling terrain. The northeastern portion of the property(53.69 acres, +/-) comprises what is known as the "Slag Pile" property. This parcel, although generally level on top, has steep sloping sides and lies above grade with the adjacent properties, railroad and roadways due to the historic build up of slag placed on the tract. The appraiser is not aware of any sub-surface site improvements or excavations such as cesspools, fill-in swimming pools, bomb shelters, root cellars, unused septic tanks, fuel tanks or drywells on the property. A soils report or other environmental study which may have been conducted for the property has not been supplied to the appraiser. *This appraisal is written with the assumption that the property is free from environmental contaminants.* The reader of this report is cautioned that the presence of such substances can have a dramatic impact upon the value of the property. The appraiser reserves the right to amend this report if it is determined that the property is impacted by any known contaminants.

The property to be appraised is found on the Flood Insurance Rate Map (FIRM) number 040095-0001B, effective December 1, 1982, published by the Federal Emergency Management Agency. The subject is located primarily within flood zone designation C, which is described as areas of minimal flooding. A minor portion of APN 400-02-004J, along the easternmost boundary, is within a flood zone designation A-17, identified as areas of 100 year flood with base flood elevations and flood hazard factors determined. An additional minor area of the tract is within a flood zone designation B, identified as areas between the limits of the100 year flood and 500 year flood , or certain areas of 100 year flooding with average depths less than 1 foot or where the contributing drainage area is less than one square mile, or areas protected by levees from the base flood. As with any property, the subject may be susceptible to standing water due to localized conditions not reflected on the Flood Insurance Rate Maps.

Streets and Utilities

As noted, the subject has access from paved Luke Lane which extends north from North Broadway(Street) to the subject tract. The southeasterly portion of the "Slag Pile" property has frontage along and access from adjacent North Broadway(Street). North Broadway(Street) is a paved two-way major roadway. Utilities available and in use throughout the immediate area of the

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subject site include water, sewer, natural gas, power and telephone service. All available utility services are extended to the southern portion of the subject property.

Improvement Data

The property is presently improved with several mixed commercial/industrial structures constructed primarily in 1912 and 1918 as well as a variety of site improvements. Most of the structures/site improvements were previously utilized in the smelter operation conducted historically on the property. At the request of the client no further consideration is given to the structural/site improvements on the property with the parcel appraised under a hypothetical "as if vacant" condition. Thus, no further description or consideration will be given to the subject improvements in this appraisal report.

Also present on the approximate northeasterly 53.69 acre portion of the site is an existing slag pile from prior smelting operations. Inherent in the valuation of the property is the extraordinary assumption that this slag pile is to be removed over a projected 20 year extraction term, with the underlying property valued as if the slag were removed and appropriate remediation efforts were taken for the property to have typical utility and potential for use/development commensurate with zoning and other factors, such as access, available utilities, terrain, etc.

Please refer to the plats, maps and photographs located elsewhere in this appraisal report and in the appraisers workfile for a more graphic understanding of the size, shape, location and condition of the subject property.

ZONING

According to the appraiser's research APN 400-02-004H and the northerly 53.69 acres, +/- of APN 400-02-004J fall within zoning restrictions that allow commercial/industrial uses to occur under the I (Industrial) zoning district of Clarkdale. The southerly 20.0 acre, +/- portion of APN 400-02-004J is within an R-3, multi-family residential zoning district. Typically, the I district allows all uses permitted in a commercial district, wholesale, manufacturing, warehousing and various conditional uses. The R-3 zoning district allows all R-2 zone uses, multi-family residential uses, churches, hospitals, schools, convalescent/retirement centers and bed/breakfast, boarding and rooming houses. Various conditional uses are allowed with a use permit.

TAXES AND ASSESSMENTS

According to the Yavapai County Assessor's Office, the property to be appraised is identified as tax parcel numbers 400-02-004H and 004J. The parcels have a combined full cash value of $712,171 for the 2008 fiscal year and a total tax liability of $13,581 for the 2007 fiscal year.

A specific relationship between the assessed valuation and the market value of real property is supposed to exist in Yavapai County, as well as throughout the state. In practice, however, this relationship may be based on tax assessment practices that depend heavily on historical information, rather than examination of actual market transactions. In any event, little weight or emphasis will be

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given to the assessed valuation in this appraisal report as it relates to the market value of the subject property, considering that the subject property is assessed as mixed use property. Analysis of taxes and assessments levied on comparable properties suggests that the subject taxes and assessment values are in line with competing properties.

EASEMENTS AND RESTRICTIONS

A title report was not provided to the appraiser. The extent to which the property may be subject to formal easements and legal restrictions, if any, was undisclosed. The physical site inspection revealed no apparent evidence of any easements, restrictions or adverse uses which would have a negative impact or effect upon the development potential, utility or marketability of the subject property, other than the possible effects from the noted prior use for smelting/processing operations, which are beyond the scope of this appraisal.

SPECIAL ASSESSMENTS

As far as can be determined, there are no special assessments affecting the subject property.

SIGNS

Physical inspection of the property revealed no evidence of billboards or other advertising signs on the property at this time other than signs advertising the business currently occupying the property.

HIGHEST AND BEST USE

Highest and Best Use describes that potential use which is most likely to produce the optimal net return over a given period of time. Net return refers to the residual revenue remaining from gross yield after all costs and expenses have been accounted for. Only uses which are natural, probable, and legally permissible may be considered. Thus, Highest and Best Use may also have the definition of the available use and program of future utilization that produces the highest present land value.

The highest and best use of the subject is typically analyzed utilizing the following four criteria. Is the use (1) physically possible, (2) legally permissible, (3) financially feasible, and (4) most profitable. As a minimum reporting standard, the analysis of highest and best use requires separate examinations of a) the land, as if vacant, and b) the entire property as improved (when applicable). Since the subject property is considered as if vacant, analysis of the site, as if vacant, is applicable for this appraisal report. Due to the restricted nature of this report, a full analysis of the highest and best use is contained in the appraisers workfile, with the conclusions of this analysis stated in the appraisal report.

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The subject property is an irregular shaped interior land parcel with paved frontage/access. The site is located in an area of primarily commercial/industrial uses, with mixed residential uses to the south. The property lies near grade with the adjacent properties and roadways, except for the "Slag Pile" tract which is above grade due to the tailings on the site. As noted, this parcel is being valued as if the slag were removed, under the extraordinary assumption of a 20 year extraction period. Utilities are available in the area to aid in development and are extended to the subject at this time. The property has I and R-3 zoning and is gently sloping to rolling in terrain.

The current use of the property, as well as the use under the noted hypothetical condition is in compliance with the existing zoning and with the General Land Use Plan for Clarkdale. The subject site, at over 194 acres total, is sufficient in size to support a number of possible uses/developments in conformance with the existing zoning/assumed conditions affecting the property. Physical features are adequate for the existing and hypothetical uses.

There appears to be a moderately strong demand for commercial/industrial uses in the general Clarkdale/Cottonwood area, as evident in the emergence of several recent or current developments, as well as proposed area developments. A reasonable number of vacant land parcels suitable for development with commercial/industrial type uses are available in the general market area. Based on these observations, then, the ultimate highest and best use of the subject property, considered under the noted hypothetical condition/extraordinary assumption is for mixed commercial/industrial uses on the "I" zoned land and mixed/multi-family residential uses on the R-3 zoned land.

VALUATION PROCESS

Typically, real estate can be valued by applying three approaches, i.e., Cost, Sales Comparison and Income Capitalization.

COST APPROACH: A set of procedures in which an appraiser derives a value indication by estimating the current cost to reproduce or replace the existing structure, deducting for all accrued depreciation in the property, and adding the estimated land value.[1]

This approach in appraisal analysis is based on the proposition that the informed purchaser would pay no more than the cost of producing a substitute property with the same utility as the subject property. It is particularly applicable when the property being appraised involves relatively new improvements which represent the highest and best use of the land or when relatively unique or specialized improvements are located on the site and for which there exist no comparable properties in the market. Sometimes referred to as Value in Use or the value of a particular property for a specific use, i.e., Special Purpose Value.

SALES COMPARISON APPROACH: A set of procedures in which an appraiser derives a value indication by comparing the property being appraised to similar properties that have been sold

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[1]The Dictionary of Real Estate Appraisal, American Institute of Real Estate Appraisers, 1984, page 75.

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recently, applying appropriate units of comparison, and making adjustments, based on the elements of comparison, to the sales price of comparables.[2]

Traditionally, an appraisal procedure in which the Market Value estimate is predicated upon prices paid in actual market transactions and current listings. It is a process of analyzing sales of similar recently sold properties in order to derive an indication of the most probable sales price of the property being appraised. The reliability of this technique is dependent upon (a) the availability of comparable sales data, (b) the verification of the sales data, also, (c) the degree of comparability or extent of adjustment necessary for time differences, as well as (d) the absence of non-typical conditions affecting sales price. Market Value sometimes referred to as Value in Exchange or the value, in terms of money, of real estate in a typical market.

INCOME (CAPITALIZATION) APPROACH: A set of procedures in which an appraiser derives a value indication for income-producing property by converting anticipated benefits into property value. This conversion is accomplished by capitalizing a stabilized annual income expectancy at a market-derived capitalization rate that reflects a specified income pattern, return on investment, and change in the value of the investment.

With the hypothetical condition/extraordinary assumptions affecting the subject property, considered "as if vacant" and with the "Slag Pile" property considered under a 20 year assumed extraction period for the slag materials, as well as the limited scope of this restricted appraisal assignment, only the Market Approach, As If Vacant is considered applicable in the valuation of the subject property, with appropriate discounting relative to the "Slag Pile" parcel. The Market Approach, As Improved, Cost Approach and Income Approach are not deemed applicable to the valuation of the property based on the nature of the property under the noted hypothetical condition and extraordinary assumption. Thus, this appraisal will only consider the Market Approach for purposes of valuing the subject property.

VALUATION, MARKET APPROACH, AS IF VACANT

This approach to value is based on the principle of substitution which typically assumes that no one is justified in paying more for a property than the cost of acquiring an equally desirable substitute property, assuming no undue or costly delay. In this approach to value, a comparison is made between known sales of properties having relatively similar characteristics and offering similar utility (potential) to the subject.

No two properties are exactly alike, so it is necessary to develop some common unit of comparison. This might be the price per square foot of land or the price per acre of land. In this case, the sales and subject will be considered on a price per acre of land. Since properties do differ in characteristics, it is necessary to adjust comparable transactions for features in which they differ from the subject. This would be for such items as size, location, access, terrain, zoning, development potential, etc. After adjustment, each comparable transaction gives a useful indication of value for the subject property.

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[2]Ibid, page 268.

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During the preparation of this appraisal report, a number of sale transactions were investigated and analyzed. In order to discover the comparable transactions, a search was made of the public records of Yavapai County. Those properties meeting certain minimum criteria in terms of similarity and sale date are researched further by obtaining copies of the transfer documents and sworn affidavits of value. At this point, efforts are made to contact the buyer and seller, as well as any brokers or agents who would have knowledge of the transaction, in order to further verify the specific details of the sale. This would include whether the buyer and seller were related, what the financial terms of the transaction were and the motivations of the parties involved, as well as any plans for the property. The most significant of these sales are included in greater detail in the appraisers workfile, along with the requisite basis for adjustment and detailed analysis with the conclusions of this analysis stated in this section of the appraisal report.

VALUATION OF APN 400-02-004H(SMELTER SITE PROPERTY):

Five sales were analyzed and compared directly with this subject parcel, considered under the hypothetical scenario "as if vacant". The transactions ranged in sales price from $35,616 to $107,992 per acre, prior to adjustment. After adjustment for the factors previously noted, an adjusted value range from $42,700 to $49,100 per acre is indicated for the subject tract. The average adjusted value for the 5 transactions is $45,300 per acre with a median adjusted value of $45,900 per acre. Based on the available market data, it is my conclusion that the subject would attain a unit price in the lower-middle portion of the adjusted range of ***$43,000.00 to $45,000.00*** per acre due to the size/nature of the property. Application of this unit price estimate provides a value conclusion from the Market Approach of:

121.26 Acres @ $43,000/Acre = $5,214,200.00(rounded)

To

121.26 Acres @ $45,000/Acre = $5,456,700.00(rounded)

Thus, in the "as if vacant" condition, this subject parcel is considered to have an estimated value between $5,214,200.00 and $5,456,700.00.

VALUATION OF APN 400-02-004J-PTN(SLAG PILE PROPERTY - USABLE PORTION):

Five sales were analyzed and compared directly with this subject parcel, considered in the "as vacant" condition. The transactions ranged in sales price from $10,000 to $24,474 per acre, prior to adjustment. After adjustment for the factors previously noted, an adjusted value range from $12,600 to $14,800 per acre is indicated for the subject tract. The average adjusted value for the 5 transactions is $13,860 per acre with a median adjusted value of $13,700 per acre. Based on the available market data, it is my conclusion that the subject would attain a unit price in the lower-middle portion of the adjusted range of ***$13,000.00 to $14,000.00*** per acre due to the size/nature of the property. Application of this unit price estimate provides a value conclusion from the Market Approach of:

70803 Scott W. Lindsay Page 16

20.0 Acres @ $13,000/Acre = $260,000.00

To

20.0 Acres @ $14,000/Acre = $280,000.00

Thus, in the "as vacant" condition, this subject parcel is considered to have an estimated value between $260,000.00 and $280,000.00.

VALUATION OF APN 400-02-004J-PTN(SLAG PILE PROPERTY - EXTRACTION PTN):

Five sales were analyzed and compared directly with this subject parcel, considered as if extracted. The transactions ranged in sales price from $35,616 to $107,992 per acre, prior to adjustment. After adjustment for the factors previously noted, an adjusted value range from $40,600 to $49,100 per acre is indicated for the subject tract. The average adjusted value for the 5 transactions is $44,480 per acre with a median adjusted value of $44,850 per acre. Based on the available market data, it is my conclusion that the subject would attain a unit price in the lower-middle portion of the adjusted range of ***$44,000.00*** per acre due to the size/nature of the property, as of the date of valuation, considered as if the slag were extracted. Application of this unit price estimate provides a value conclusion, prior to discounting for the 20 year extraction term, based on the extraordinary assumption. Thus the noted value indication is 53.69 acres @ $44,000/acre or $2,362,360.00, rounded to $2,362,400.00.

The following assumptions were utilized in calculating the value of this property under the extraordinary assumption noted above. 1) A 20 year extraction term is assumed; 2) Annual rates of property appreciation from 3%/yr to 5%/yr were utilized; 3) Discount rates of 14% to 16% were utilized to reflect risk factors/rate of return and 4) A base present value for the site, under the noted hypothetical scenario of $2,362,400 was utilized. After applying items 1 through 3 to the base value, item 4, a range in probable values(rounded) for this portion of the subject property from **$219,300.00** (3% annual appreciation/16% discount rate) to **$456,100.00** (5% annual appreciation/14% discount rate) is indicated.

Thus, in the as if extracted condition and under the noted extraordinary assumption, this subject parcel is considered to have an estimated value between $219,300.00 and $456,100.00.

Considering all subject parcels together, the total indicated property value from this approach to value is a range from **$5,693,500.00** to **$6,192,800.00**.

FINAL CONCLUSIONS

In this appraisal report, I have estimated the value of the subject property under the noted hypothetical condition and extraordinary assumption by application of the Market Approach, As If

70803 Scott W. Lindsay Page 17

Vacant, approach to value, with appropriate discounting applied to the "Slag Pile" parcel for extraction factors. For reasons previously discussed, the Market Approach, As Improved, Cost Approach and Income Approach have been excluded from consideration. The conclusions of value for the subject property may be summarized:

MARKET APPROACH, LAND AS IF VACANT:	$5,693,500.00 TO $6,192,800.00
COST APPROACH:	N/A
INCOME APPROACH	N/A
MARKET APPROACH, AS IMPROVED	N/A

The property value estimates are believed to be well supported by the available market information and the conclusion is deemed sound from the above noted approach to value. The subject property is estimated to have a total value within the range of $5,693,500.00 to $6,192,800.00 from the Market Approach, As If Vacant.

As a result of my investigation and study, I am of the opinion that the *Market Value* of the Fee Simple Interest in the subject property under the hypothetical condition and extraordinary assumption noted within this appraisal report, in cash or terms equivalent to cash and with an exposure time of approximately nine to eighteen months, as of the date of valuation, March 22, 2007, is a range from:

FIVE MILLION SIX HUNDRED NINETY THREE THOUSAND FIVE HUNDRED DOLLARS
($5,693,500.00)

TO

SIX MILLION ONE HUNDRED NINETY TWO THOUSAND EIGHT HUNDRED DOLLARS
($6,192,800.00)

This value may be allocated by site use as follows:

APN 400-02-004H, Smelter Site - 121.26 Acres +/-:	$5,214,200.00 to $5,456,700.00
APN 400-02-004J(ptn), Slag Pile - 53.69 Acres +/-:	$ 219,300.00 to $ 456,100.00
APN 400-02-004J(ptn), Usable Site - 20.00 Acres +/-:	$ 260,000.00 to $ 280,000.00

CERTIFICATION

The undersigned does hereby certify that, except as otherwise noted in this appraisal report:

I have no present or contemplated future interest in the real estate that is the subject of this appraisal report.

I have no personal interest or bias with respect to the subject matter of this appraisal report or the parties involved.

To the best of my knowledge and belief, the statements of fact contained in this appraisal report, upon which the analyses, opinions and conclusions expressed herein are based, are true and correct.

This appraisal report sets forth all of the limiting conditions (imposed by the terms of my assignment or by the undersigned) affecting the analyses, opinions and conclusions contained in this report.

This appraisal report has been made in conformity with the Uniform Standards of Professional Appraisal Practice as adopted by the Appraisal Foundation.

No one other than the undersigned is responsible for the analyses, conclusions and opinions concerning real estate that are set forth in this appraisal report.

As a result of my investigation and study, I am of the opinion that the *Market Value* of the Fee Simple Interest in the subject property under the hypothetical condition and extraordinary assumption noted within this appraisal report, in cash or terms equivalent to cash and with an exposure time of approximately nine to eighteen months, as of the date of valuation, March 22, 2007, is a range from:

FIVE MILLION SIX HUNDRED NINETY THREE THOUSAND FIVE HUNDRED DOLLARS
($5,693,500.00)

TO

SIX MILLION ONE HUNDRED NINETY TWO THOUSAND EIGHT HUNDRED DOLLARS
($6,192,800.00)

This value may be allocated by site use as follows:

APN 400-02-004H, Smelter Site - 121.26 Acres +/-:	$5,214,200.00 to $5,456,700.00
APN 400-02-004J(ptn), Slag Pile - 53.69 Acres +/-:	$ 219,300.00 to $ 456,100.00
APN 400-02-004J(ptn), Usable Site - 20.00 Acres +/-:	$ 260,000.00 to $ 280,000.00

Scott W. Lindsay
Arizona Certified General Real Estate Appraiser No. 30292

SCOTT W. LINDSAY

Arizona Certified General Real Estate Appraiser No. 30292

P. O. Box 456
Dewey, Arizona 86327

Office: (928) 533-9078
Fax: (602) 265-7310

BIRTHPLACE:	Ogden, Utah	02/59
EDUCATION:	Arizona State University - Tempe, AZ, Bachelor of Science Degree in Agribusiness Management 1985	
	Mesa Community College, Associate Degree, Honors Graduate	1982
	S.R.E.A. - Brigham Young University, Course 101	1980
	S.R.E.A. - Portland, Oregon - Course 102	1983
	S.R.E.A. - Tempe, AZ - Course 201	1982
	S.R.E.A. - Tempe, AZ - Course 202	1985
	S.R.E.A. - Tempe, AZ - Narrative Report Writing Seminar	1987
	Various Real Estate Courses at Brigham Young University, Mesa Community College and Arizona State University	1980-85
	Numerous, continuing education and recertification classes	1988-Present
PROFESSIONAL AFFILIATIONS:	Senior Member American Society of Appraisers, Real Property Urban - 1988 - 2001	
EXPERIENCE:	Principal, Pearsall Lindsay & Associates, L.L.C.	2002-2003
	Principal, Aztec Appraisal Services, Inc.	1994-2002
	Real Estate Appraisals and Consulting Livestock and Crop Valuations Machinery and Equipment Appraisals	1981-Present
	Independent Fee Appraiser - Contract work for: First Appraisal Services John L. Loper & Associates Appraisal Sciences Various Private Clients	
	Livestock Ranch Owner/Operator	1976-2002
APPRAISAL CLIENTS & PROJECTS:	John L. Loper & Associates	Glendale, Arizona
	Appraisal Sciences, Ltd.	Phoenix, Arizona
	First Appraisal Services	Phoenix, Arizona
	Arizona Department of Transportation	Phoenix, Arizona
	Arizona Game and Fish Department	Phoenix, Arizona
	Arizona State Land Department	Phoenix, Arizona
	Johnson Stewart Company	Mesa, Arizona
	Johnson Ranch	Mesa, Arizona
	Foster Enterprises	Brawley, California
	B&B Citrus Farms	Mesa, Arizona
	Kaser Citrus	Mesa, Arizona

SCOTT W. LINDSAY
Page 2

APPRAISAL CLIENTS AND PROJECTS(cont):

Freeman Farms	Mesa, Arizona
Metropolitan Water District of Southern California	Los Angeles, California
United States Department of Interior Bureau Reclamation	Phoenix, Arizona
United States Department of Interior National Park Service	Denver, Colorado
City of Mesa	Mesa, Arizona
Yavapai County Administration	Prescott, Arizona
Hopi Indian Tribe	Kykotsmovi, Arizona
Salt River Project	Phoenix, Arizona
Small Business Administration	Phoenix, Arizona
Thunderbird Park	Phoenix, Arizona
Aztec Materials, Inc.	Mesa, Arizona
Town Of Gilbert	Gilbert, Arizona
Rocky Mountain Elk Foundation	Missoula, Montana
Various lenders, law firms and private clients	

SCOPE OF WORK:

Real Estate Appraisal Services - Appraisals of Vacant Land; Agricultural Properties including Livestock Ranches, Croplands, Poultry Facilities, Aquaculture Properties, Dairies, Livestock, Crops and Equipment; Eminent Domain Properties, including Roadway, Canal and Utility Rights of Way, Slope and Drainage Easements; Commercial, Retail, Resort and Industrial Properties -Improved and Vacant; Aggregate/Sand and Gravel Properties; Mineral Right Valuations; Water Right Valuations; Feasibility Studies and Highest and Best Use Analysis; Urban and Rural Residential Properties - Improved, Vacant, Single and Multi-Family; Mixed Use and Special Use Properties; Existing and Proposed Developments; Leasehold and Partial Interests and Environmentally Sensitive Properties

AREA OF EXPERIENCE:

Arizona - Statewide
Southern California
Western New Mexico
Western Wyoming
Western Colorado
Northeastern Utah

REFERENCES:

Mr. Edward Johnson
Johnson Stewart Company
1132 West McLellan Road
Mesa, Arizona 85201
(480) 834-1042
(Various through 2002)

Mr. R. Keith Perkins
Attorney At Law
P.O. Box 893
Gilbert, Arizona 85299
(480) 539-9111
(1999-Present)

Mr. Martin Williams
Specialized Mortgage
16042 N. 32nd Street
Phoenix, Arizona 85032
(602) 308-0389
(2000-Present)

Mr. Ray Burden
B&B Citrus Farms
3404 North Val Vista Drive
Mesa, Arizona 85213
(480) 924-6282
(March 2003 and prior)